Exhibit 99.1

Notice of annual and special meeting on May 2, 2024

Management information circular

March 15, 2024

Quick Facts

TSX/NYSE: FTS

10 regulated utilities
in Canada, U.S., and Caribbean

9,600
dedicated employees

3.5 million
electricity and gas customers

$66 billion
total assets

50 consecutive years of dividend increases for our shareholders.

$4.3 billion
capital expenditures in 2023

33% reduction
in GHG emissions since 2019

82% Fortis utilities
have a female CEO or Board Chair

$11 million
invested in our communities in 2023

Unless otherwise specified, all financial information is referenced in Canadian dollars and all numbers are as at December 31, 2023.

What's inside

2 Message to shareholders

4 Our purpose and values

5 Notice of our 2024 annual and special meeting

6 2024 Management information circular

91 Other information

94 Appendices
- 94 A – Statement of corporate governance practices
- 100 B – Board of directors mandate
- 104 C – Omnibus equity plan

WHAT’S INSIDE	1

Message from the Chair of the Board and the President and Chief Executive Officer

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., we are pleased to invite you to our 2024 annual and special meeting of shareholders on Thursday, May 2, 2024, beginning at 10:30 a.m. (Newfoundland Daylight Time).

Shareholders will receive a presentation on our 2023 financial results, vote on specific items of business, including a new omnibus equity plan (see page 12), and have an opportunity to ask questions. The enclosed management information circular provides important information about the meeting and how to vote your shares (see pages 8 and 11).

Cleaner energy future

Fortis remains focused on fulfilling our purpose to deliver a cleaner energy future while continuing to provide our customers with safe, reliable, and affordable energy. In 2023 Fortis utilities delivered electricity and gas service safely and reliably to 3.5 million customers while progressing towards our greenhouse gas (GHG) emissions reduction targets.

Strong fiscal performance

Over the past 20-year period, Fortis has yielded a total annualized shareholder return of 10.7%. This past year, we continued to deliver strong fiscal results through the execution of our sustainable growth strategy.

In 2023 Fortis invested $4.3 billion in capital with over $700 million focused on delivering cleaner energy to customers. These investments are guided by our $25 billion five-year capital plan, the largest in our company’s history, representing a 6.3% annualized rate base growth rate. We delivered adjusted earnings per share1 (EPS) growth of approximately 9%, concluded key regulatory proceedings in Arizona and Western Canada, completed the sale of Aitken Creek Natural Gas Storage Facility, a non-regulated asset, and approved a 4.4% increase in our fourth quarter dividend.

2023 marked 50 years of consecutive increases in annual dividends paid. Fortis is one of only two companies on the Toronto Stock Exchange (TSX) to achieve this milestone.

We extended our annual dividend growth guidance of 4-6% annually through 2028.

Our strong results are a reflection of the tremendous work, commitment and leadership across the organization.

2023 Financial highlights

Net earnings attributable to common equity shareholders in 2023 were $1.5 billion, or $3.10 per common share compared to $1.3 billion, or $2.78 per common share, for 2022. We achieved adjusted net earnings attributable to common equity shareholders1 of $1.5 billion, or $3.09 per common share in 2023, compared to $1.3 billion, or $2.78 per common share in 2022.

Financial performance for the year was primarily driven by rate base growth across our utilities, the new cost of capital parameters approved for FortisBC and new customer rates at Tucson Electric Power.

People first

Our 9,600 employees are fundamental to our steady execution of results for customers and shareholders, and in 2023 our teams continued to collaborate, innovate and deliver.

We continue to advance on our goal to create inclusive workplaces that reflect the communities where we live and work. In 2023, we added new measures under our short-term incentive and long-term incentive plans, reinforcing the importance of environmental, social and governance (ESG) matters in executive compensation (see page 49).

[1]	Non-US GAAP measure. For a detailed description of this and each of the other non-US GAAP measures used in this circular (adjusted net earnings attributable to common equity shareholders, adjusted EPS and adjusted EPS for annual incentive purposes) and a detailed reconciliation to the most directly comparable measures under US GAAP, please see About non-US GAAP measures starting on page 91 of this circular.

The non-US GAAP measures set out in this circular are intended to provide additional information to investors and do not have standardized meanings under US GAAP and, therefore, may not be comparable to other issuers, and should not be considered in isolation as a substitute for measures prepared in accordance with US GAAP.

2	FORTIS INC.

Climate forward

Our 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to decarbonize over the long term.

93% of Fortis assets support the transmission and distribution of electricity and natural gas, with only 5% comprising fossil fuel generation. These generation assets contribute to the majority of our scope 1 GHG emissions. We are executing on our detailed plan to make this energy as clean as we can, as fast as we can, while maintaining reliability and affordability.

By the end of 2023, we reduced scope 1 emissions by 33% compared to 2019 levels, keeping us on track to reduce the direct GHG emissions of our utilities by 50% by 2030 and 75% by 2035.

As we lower emissions and add renewables, Fortis is also preparing for the increased frequency of extreme weather events that have the potential to impact our customers, communities and infrastructure. We have shifted from planning our systems based on historical weather patterns to modeling for future climate scenarios, focusing on industry climate partnerships, excellence in design standards and the ongoing refinement of best practices throughout our operations. This year we released our 2024 climate report, building on the 2022 report with a more detailed account of climate risks, opportunities and critical assets. We also assessed scope 3 emissions inventory and identified material scope 3 categories.

Strong governance

Our governance is grounded in local leadership and independence. Fortis utilities operate within the parameters of common policies and best practices, with boards comprised of a majority of independent local directors. Subsidiary boards provide effective independent oversight and administration of their governance and operations.

Our qualified director nominees have a variety of expertise and experience. More than half of our directors are women and at least two directors identify as a visible minority or Indigenous person (see page 15).

Continuing education is an important part of ensuring good governance. Over the past few years, our directors attended sessions on wildfire risk mitigation, hydrogen technology, Indigenous partnerships, developments in climate policy and other important topics (see page 38).

We continue to enhance our sustainability disclosure and align with leading reporting frameworks. Our 2023 sustainability update report (available on our website at www.fortisinc.com) includes details about the recently completed materiality assessment and our sustainability strategy.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests, including sustainability. The corporate performance component, which accounts for 70 to 90% of the annual incentive, was assessed at a factor of 155% for 2023. You can read more about the 2023 compensation program in the message from the chair of the human resources committee beginning on page 43 and in the compensation discussion and analysis beginning on page 46.

Election of directors

This year, all 12 nominees currently serve as Fortis directors. They are highly qualified and, together, they bring a strong and diverse mix of skills, experience and perspectives to the board. You can read about the board profile on page 15 and each nominee beginning on page 16.

Engaging with stakeholders and communities

We believe in the importance of regular and effective communication with our employees, customers, shareholders and other stakeholders. In 2023 Fortis management attended approximately 120 in-person and virtual meetings with existing and potential investors. You can read more about our board-shareholder engagement on page 42.

The Fortis group contributed $11 million over the past year to support health, education and social development in the various communities that we serve.

Positioned for future success

We remain committed to ensuring a successful and sustainable Fortis for years to come.

We thank you for your continued support and look forward to welcoming you to our annual and special meeting of shareholders on May 2, 2024.

Sincerely,

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

2024 MESSAGE TO SHAREHOLDERS	3

4	FORTIS INC.

Notice of our 2024 annual and special meeting

When

Thursday, May 2, 2024

10:30 a.m. (Newfoundland Daylight Time)

Where

Fortis Energy Centre

5 Springdale Street, 4th floor

St. John's, NL A1E 0E4

Or attend virtually by live webcast

https://web.lumiagm.com/411977845

What the meeting will cover

1.	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2023 and the auditors' reports
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to set the auditors' fees
4.	Vote, on an advisory basis, on executive pay
5.	Ratify and approve the omnibus equity plan and related matters
6.	Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 15, 2024. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders up to 10 days before the meeting if you provide evidence of your ownership of Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the enclosed management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 15, 2024

NOTICE OF 2024 ANNUAL AND SPECIAL MEETING	5

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 15, 2024 (the record date) and are entitled to receive notice of and vote at our annual and special meeting of shareholders on Thursday, May 2, 2024 (or a reconvened meeting if the meeting is postponed or adjourned). This will be a hybrid meeting, so you can attend the meeting virtually or in person.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, email, internet or fax by a Fortis director, officer or employee, or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $44,100 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. You can vote your shares in advance by proxy or in real time at the meeting. You may also appoint someone to be your proxyholder to attend the meeting on your behalf and vote your shares. Voting information begins on page 8.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 15, 2024

In this document:

•	we, us, our and Fortis mean Fortis Inc.
•	you, your and shareholder refer to holders of Fortis common shares
•	shares and Fortis shares mean common shares of Fortis, unless otherwise indicated
•	all dollar amounts are in Canadian dollars, unless otherwise indicated
•	information is as of March 15, 2024, unless otherwise indicated.

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2024 annual and special meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and to intermediaries to be forwarded to all non-registered (beneficial) shareholders in accordance with applicable securities regulatory requirements. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2024), on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). See page 10 for details about how to receive free paper copies of the meeting materials.

6	FORTIS INC.

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024 to 2028, including cleaner energy investments; annual dividend growth guidance of 4-6% through 2028; the 2050 net-zero GHG emissions target; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target and projected asset mix; and the expected results of climate adaptation and resiliency investments.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints, elevated interest rates and inflation; reasonable regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; continued technological advancement; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

2024 MANAGEMENT INFORMATION CIRCULAR	7

1	ABOUT THE SHAREHOLDER MEETING

This section gives important information about our 2024 annual and special meeting and the voting process.

Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on April 30, 2024.

Where to find it 8 Voting 11 Business of the annual and special meeting 15 About the nominated directors 23 Additional information about the directors

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on the record date of March 15, 2024. As of the record date, we had 493,004,759 common shares issued and outstanding. Each share entitles the holder to one vote on each of the four voting items and any other matters that may properly come before the meeting (see page 11).

The voting process differs by type of shareholder:

•	registered shareholders – your shares are registered in your name
•	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

To vote your shares acquired after the record date and up to 10 days before the meeting, contact our transfer agent, Computershare Trust Company of Canada (Computershare), as soon as possible (see below).

Voting in advance

Registered shareholders – Voting by proxy

You have the right to appoint a person or entity (your proxyholder) other than the persons named on the proxy form to attend the meeting and vote your shares for you. Your proxyholder need not be a shareholder.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you do not appoint your own proxyholder, the Fortis representative named on the proxy form will act as your proxyholder and will vote your shares according to your instructions.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•	FOR the nominated directors
•	FOR the appointment of Deloitte LLP as our auditors
•	FOR our approach to executive compensation
•	FOR the omnibus equity plan and related matters.

Vote by proxy

Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.

Print the name of your appointed proxyholder and enter your voting instructions on the proxy form, sign and date it, and send the completed form to:

Computershare Trust Company of Canada

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Non-registered (beneficial) shareholders – Advance voting instructions

To submit your voting instructions in advance, you can vote online, by phone or by completing and mailing in your voting instruction form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

If you are a U.S. beneficial shareholder looking to appoint yourself or another person as a proxyholder and you have received a U.S. legal proxy form from your nominee, then you must provide your proxy appointment information to Computershare by mailing your voting instructions form to Computershare in Toronto (see above) or email it to USLegalProxy@computershare.com.

In all cases, you MUST follow the instructions on page 9 to register your proxyholder.

Kingsdale may contact certain non-registered shareholders to assist in exercising their voting rights directly by telephone via Broadridge QuickVote™ service.

8	FORTIS INC.

Registering a proxyholder

After you submit your proxy form to Computershare or voting instructions form to your nominee, you MUST register your third-party proxyholder with Computershare. Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024 to register your third-party proxyholder and provide the contact information required.

Computershare will then confirm the registration and send an email notification with a control number to your proxyholder. Your third-party proxyholder should receive the email notification after 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024. If you do not register your third-party proxyholder, your proxyholder will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

Questions? Or need help voting?

Call Kingsdale at:

•	1.888.518.6828 (toll-free within North America) or
•	1.437.561.5011 (text and call enabled outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Proxy cut-off

To ensure your shares are voted at the meeting, we must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024. If you are a non-registered shareholder, you will need to allow enough time for your proxyholder nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Voting at the meeting

Voting in person at the meeting

Registered shareholders – Check in with a Computershare representative when you arrive at the meeting. As you will cast your vote at the meeting, you do not need to fill out the proxy form.

Non-registered (beneficial) shareholders – Print your own name in the space provided on the voting instruction form to instruct your nominee to appoint you as proxyholder. Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Voting virtually at the meeting

If you are a registered shareholder appointing yourself as a proxyholder or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as a proxyholder, you must register yourself as a proxyholder with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee and BEFORE the proxy cut-off date.

Checklist for voting virtually

You will need the following:

✓	The latest version of Chrome, Safari, Edge or Firefox as your internet browser
✓	Fortis meeting ID: 411-977-845
✓	Meeting password: fortis2024
✓	Your username or control number.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting begins.

See the Lumi User Guide beginning on page 123 for instructions on attending the meeting virtually.

Attending the meeting online

Attending as a guest

A guest may only watch or listen to the meeting. You are not allowed to vote if you attend the virtual meeting as a guest.

Participating and voting your shares

Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders. Only registered shareholders and duly appointed proxyholders can vote at the meeting.

How to log in

Go to https://web.lumiagm.com/411977845 on your smartphone, tablet or computer at least 30 minutes before the start of the meeting.

Click “I have a login” and enter the password fortis2024.

•	Registered shareholders: Your 15-digit control number is located on the proxy form in the email notification your received and will serve as your username.
•	Proxyholders: Once appointed and registered as a proxyholder as described above under Registering a proxy holder, Computershare will send you a control number that will also serve as your username. You will receive the email after 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024.
•	Guests: If you are a registered shareholder, enter the 15-digit control number on your proxy form as your username. If you are a non-registered (beneficial) shareholder, click “I am a guest” and complete the online form.

Technical support can also be accessed at: support-ca@lumiglobal.com.

2024 MANAGEMENT INFORMATION CIRCULAR	9

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy at any time before it is acted on in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•	vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024
•	complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024
•	send a written notice to our Executive Vice President, Sustainability and Chief Legal Officer so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on April 30, 2024.

You can also attend the meeting and change your vote. Using your control number to log in to the meeting virtually means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Receiving paper copies of the meeting materials

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and voting deadline, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Requests must be made by April 18, 2024.

If you have a 15-digit control number

•	Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)
•	Enter the control number as it appears on your proxy form or voting instruction form

If you have a 16-digit control number

•	Call 1.877.907.7643 (toll-free)
•	Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com).

If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 9) or write to our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy and voting instruction form, by email. Using eDelivery reduces paper and energy consumption and gets the documents to you faster.

Registered shareholders: Go to www.investorcentre.com/fortisinc and sign up.

Non-registered (beneficial) shareholders: Go to www.investorvote.com and sign up using the control number on your voting instruction form or go to proxyvote.com and click “Receive Documents Electronically”.

10	FORTIS INC.

Business of the Annual and Special Meeting

You will receive an update on our 2023 financial performance and vote on at least four items of business. An item is approved if a simple majority (50% plus one) of shares, represented in person or by proxy at the meeting, are voted FOR a resolution, except for the election of directors (see the sidenote below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the shareholder meeting for it to proceed and to transact business. This means we must have at least two persons present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2023 together with the auditors’ reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the document online. You can find a copy of the consolidated financial statements on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2. Elect directors (see page 15)

You will vote to elect 12 directors to the board this year. The nominees are:

Tracey C. Ball

Pierre J. Blouin

Lawrence T. Borgard

Maura J. Clark

Lisa Crutchfield

Margarita K. Dilley

Julie A. Dobson

Lisa L. Durocher

David G. Hutchens

Gianna M. Manes

Donald R. Marchand

Jo Mark Zurel

All nominees are qualified and experienced and currently serve on the board. You can read about each nominated director, including their 2023 voting results, beginning on page 16 and our policy on director tenure on page 40.

If for any reason a nominated director is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR each of the nominated directors.

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee put forward Deloitte LLP as the auditors based on the qualifications of its audit team, its use of technology and an independence assessment.

External auditor review process

The audit committee uses a comprehensive, formal tender process to select our external auditors and annually reviews and evaluates the qualifications, independence and performance of the external auditors.

The board negotiates the fees to be paid to the auditors, which are based on the complexity of the engagement and the auditors’ time. Management believes the fees negotiated in 2023 are reasonable and comparable to fees charged by other auditors providing similar services. The table below sets out the fees paid to Deloitte LLP in the last two years:

	2023	2022
Audit fees
Core audit services	$10,807,000	$9,837,000
Audit-related fees
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees	$1,582,000	$1,398,000
Tax fees
Services related to tax compliance, planning and advice	$10,000	$92,000
All other fees
Services which are not audit, audit-related or tax fees	$99,000	$11,000
Total	$12,498,000	$11,338,000

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2024.

2024 MANAGEMENT INFORMATION CIRCULAR	11

Last year, 99.53% of the votes (274,484,908) were FOR the appointment of Deloitte LLP as our auditors and 0.47% of the votes (1,284,966) were WITHHELD.

4. Vote, on an advisory basis, on executive compensation (say on pay) (see page 43)

As part of our commitment to strong corporate governance, the board holds an annual advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

Last year, 92.55% of the votes (248,406,339) were FOR our approach to executive compensation and 7.45% of the votes (20,009,786) were AGAINST.

5. Vote on new omnibus equity plan and related matters (see page 81 and Appendix C beginning on page 104)

On October 4, 2023, the board of directors adopted a new omnibus equity plan (Omnibus Plan), effective January 1, 2024, pursuant to which the board of directors may award performance share units (PSUs) and restricted share units (RSUs) to executive officers and employees of Fortis and its subsdiaries. The Omnibus Plan contemplates settlement of PSUs and RSUs (collectively, Awards) in cash or using shares, all of which shares are expected to be issued by Fortis from treasury.

The Omnibus Plan replaces the Fortis 2020 RSU plan, the Fortis 2015 PSU plan and each of the respective subsidiary executive PSU or share unit plans for purposes of equity-based compensation (collectively, the Predecessor Plans), significantly simplifying enterprise-wide administration of our long-term compensation. Awards outstanding under the Predecessor Plans have not been replaced by Awards under the Omnibus Plan, but will remain outstanding and be settled pursuant to the terms and conditions of the relevant Predecessor Plans.

The Omnibus Plan does not represent a substantive change in Fortis’ executive compensation policy or practices, but is designed to make administration of existing policies and practices easier. The Omnibus Plan does not contemplate the granting of options, as we stopped using stock options as part of our long-term compensation in 2022.

The new plan further aligns the interests of senior management of Fortis and our subsidiaries and those of Fortis shareholders, and ensures that management is focused on our primary business objectives. It is also an effective way for us to continue to attract and retain senior management.

The Omnibus Plan includes the following principal changes from the Predecessor Plans it replaces:

•	the option to settle 100% of Awards either in shares issued from treasury or in cash

•	removal of the requirement to settle 50% of RSUs in shares if an executive is continuing to work towards meeting their share ownership requirement

•	board discretion to require settlement of Awards in shares, subject to a maximum three-year vesting term for such Awards

•	flexibility to set grants of Awards with different vesting periods, to a maximum 10-year vesting term

•	Awards granted to participants other than Canadian taxpayers to be priced and settled in U.S. dollars based on the market price of Fortis shares on the New York Stock Exchange (NYSE)

•	grant agreements under the Omnibus Plan include clawback language, aligned with Sarbanes Oxley (SOX) and the new requirements of the SEC and NYSE.

The board has approved a share reserve of 4,000,000 shares for issuance under the Omnibus Plan. The number of shares reserved for issuance under the Omnibus Plan may only be increased with the approval of shareholders. The table below shows the breakdown of the shares that are reserved for issuance under the Omnibus Plan and the portion they represent of our 493,004,759 shares issued and outstanding as of March 15, 2024.

12	FORTIS INC.

(as at March 15, 2024)	Number of Fortis shares reserved for issue	As a % of Fortis shares issued and outstanding as of March 15, 2024
Maximum number of shares reserved for issuance under the Omnibus Plan	4,000,000	0.81%
Total number of shares allocated for issue from treasury for grants of 2024 equity awards (2024 Awards)	820,699	0.17%
Remaining number of shares reserved for issuance under the new plan	3,179,301	0.64%

The Omnibus Plan is subject to ratification and approval by a majority of votes cast in person or by proxy by shareholders at the meeting. Equity awards granted after January 1, 2024 and prior to receipt of shareholder approval at the meeting (2024 Awards) may not be settled using shares from treasury unless shareholders have ratified and approved (i) the adoption of the Omnibus Plan, and (ii) the issuance of the 2024 Awards. If shareholders do not ratify and approve the 2024 Awards, these awards will remain outstanding and will not be cancelled but must be settled in cash or with shares purchased in the secondary market.

The board opted to grant the 2024 Awards subject to ratification and approval of the plan and the grants by shareholders, because it determined that doing so was in the best interests of Fortis and our shareholders. The 2024 Awards were granted during our normal annual grant cycle and do not represent a substantive change in our practice regarding long-term compensation.

The table below sets out the details of the equity awards granted effective January 1, 2024, each of which has a term of three years.

	Performance share units (PSUs) (1) (# / $)	Restricted share units (RSUs) (1) (# / $)	Total units (# / $)
Executive officers	211,066 / $11,420,156	70,355 / $3,806,719	281,421 / $15,226,875
All others (including subsidiaries)	363,517 / $19,668,780	175,761 / $9,509,851	539,278 / $29,178,631
Total			820,699 / $44,405,506

(1)	The 2024 Awards represent long-term incentives granted to executive officers and other employees effective January 1, 2024 at a market price of $54.1087 for Canadian taxpayers and US$40.9089 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, as applicable, respectively, for the five trading days ending December 29, 2023. For disclosure purposes, U.S. dollar amounts have been converted to Canadian dollars using the January 1, 2024 exchange rate of US$1.00 = $1.3226.

Volume weighted average trading price is the total value of our common shares traded on the TSX or NYSE, as applicable, during the last five trading days, divided by the total volume of our common shares traded during the period.

The Omnibus Plan was conditionally accepted by the TSX on November 24, 2023, subject to ratification and approval by a majority of shareholders voting in person or by proxy at the meeting and certain customary conditions imposed by the TSX, including the filing of evidence of shareholder approval.

A summary of the terms of the Omnibus Plan can be found beginning on page 81, with the full plan text in Appendix C beginning on page 104.

If shareholders do not approve the Omnibus Plan, the equity awards must be settled in cash or shares purchased in the secondary market (rather than shares issued from treasury).

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

1.	The adoption of the omnibus equity plan of Fortis Inc. (Fortis) effective January 1, 2024, in the form attached as Appendix C, be and is hereby ratified, approved and confirmed;

2.	The grants of restricted share units and performance share units issued under the Fortis omnibus equity plan effective January 1, 2024 are hereby ratified, approved and confirmed;

3.	A total of 4,000,000 common shares, representing approximately 0.81% of the total number of common shares issued and outstanding as of March 15, 2024, are reserved and issuable from treasury pursuant to the terms of the Fortis omnibus equity plan, which common shares will be issued as fully paid and non-assessable common shares in the capital of Fortis;

4.	The board of directors of Fortis (the Board) and the human resources committee of the board (the Committee) are hereby authorized to make amendments to the Fortis omnibus equity plan from time to time, as may be required by applicable regulatory authorities or as may be considered appropriate by the Board or the Committee; provided that such amendments be subject to the approval of applicable regulatory authorities, if applicable, and to the extent required pursuant to the terms of the Fortis omnibus equity plan, the approval of shareholders; and

5.	Any officer of Fortis is hereby authorized, for and in the name of and on behalf of Fortis, to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts or things as such officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other acts or things being conclusive evidence of such determination.

2024 MANAGEMENT INFORMATION CIRCULAR	13

The board and management recommend that you vote FOR the new Omnibus Equity Plan and all related matters.

6. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2025 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 1, 2025 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders approved our advance notice by-law at our 2020 annual and special meeting of shareholders. You can read more about the by-law in our 2020 management information circular, available on our website (www.fortisinc.com) and on SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

14	FORTIS INC.

About the nominated directors

This year’s 12 nominees currently serve as Fortis directors and were elected by shareholders at our 2023 annual meeting. Directors are elected to serve for a one-year term and are eligible for re-election until they reach the applicable term limits.

The nominees are a diverse group of qualified and experienced individuals representing varying ages, tenure and residency, as well as gender and ethnic diversity. The board is led by an independent chair and 11 of the nominated directors are independent. David Hutchens is not considered independent because he is our President and Chief Executive Officer.

We do not have any board interlocks. None of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers. None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

The graphic below shows the composition of the board, assuming all nominees are elected.

BOARD DIVERSITY

100%
Financially literate

5.7 years
Average tenure

58%
Female directors

16%
Visible minorities

100%
Qualified and experienced

INDEPENDENCE
8% not independent (1 of 12 directors)
92% independent (11 of 12 directors)
AGE
42% 60-65
33% 66-72
25% < 60
TENURE
25% 8-12 years
42% < 4 years
33% 4-8 years
RESIDENCY
42% Canada
58% U.S.
GENDER
58% women
42% men
ETHNICITY
8% Black/ African
8% Hispanic/ Latino
84% Caucasian

About voting for directors and our majority voting policy

A nominee must receive more FOR votes than WITHHOLD votes to serve as a director on our board. Our majority voting policy requires a nominated director who receives more WITHHOLD votes than FOR votes to immediately tender their resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a media release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board. The board updated the policy in 2023 and a copy is on our website (www.fortisinc.com).

2024 MANAGEMENT INFORMATION CIRCULAR	15

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership beginning on page 36. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $57.91 on March 17, 2023 and $53.80 on March 15, 2024.

TRACEY C. BALL    | Victoria, British Columbia, Canada | Age 66 | Director since May 2014 | Independent

Corporate director

Skills and experience

•	Financial expert
•	Governance and risk management
•	Capital markets
•	Government relations/Legal/Regulatory

Tracey Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada. Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018. She also served on the Fortis board chair selection committee which was established in July 2021 as an ad hoc committee of the board and disbanded in 2022 after fulfilling its objective.

	Joined	2023 Attendance
Board of directors	May 2014	7 of 7	100%
Audit committee (chair, May 2017 to May 2021)	May 2014	6 of 6	100%
Governance and sustainability committee	May 2017	5 of 5	100%

2023 Voting results

99.29% for

(266,517,266 votes)

0.71% withheld

(1,898,867 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	5,187	33,418	38,605	$2,076,949	yes (7.7x)
2023	4,950	29,791	34,741	$2,011,851
Change	237	3,627	3,864	$65,098

Other public company directorships (last five years)

–

16	FORTIS INC.

PIERRE J. BLOUIN | Montreal, Quebec, Canada | Age 66 | Director since May 2015 | Independent

Corporate director

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Technology/Cybersecurity
•	Government relations/Legal/Regulatory

Pierre Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility. Mr. Blouin graduated from Hautes Études Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

	Joined	2023 Attendance
Board of directors	May 2015	7 of 7	100%
Human resources committee	May 2015	5 of 5	100%
Governance and sustainability committee (chair since January 2020)	May 2016	5 of 5	100%

2023 Voting results

97.96% for

(262,927,972 votes)

2.04% withheld

(5,488,161 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	2,594	29,462	32,056	$1,724,613	yes (5.8x)
2023	2,380	25,998	28,378	$1,643,370
Change	214	3,464	3,678	$81,243

Other public company directorships (last five years)
National Bank of Canada (since September 2016) (Audit Committee, Human Resources Committee, Technology Committee (chair))

LAWRENCE T. BORGARD | Naples, Florida, United States | Age 62 | Director since May 2017 | Independent

Corporate director

Skills and experience

•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Lawrence Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys' six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles. Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

	Joined	2023 Attendance
Board of directors	May 2017	7 of 7	100%
Audit committee	May 2017	6 of 6	100%
Human resources committee	May 2018	5 of 5	100%

2023 Voting results

99.74% for

(267,730,971 votes)

0.26% withheld

(685,163 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	10,008	20,003	30,011	$1,614,592	yes (5.2x)
2023	5,258	16,216	21,474	$1,243,559
Change	4,750	3,787	8,537	$371,033

Other public company directorships (last five years)
–

2024 MANAGEMENT INFORMATION CIRCULAR	17

MAURA J. CLARK | New York, New York, United States | Age 65 | Director since May 2015 | Independent

Corporate director

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Maura Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark's prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Ms. Clark graduated from Queen's University with a Bachelor of Arts in Economics and qualified as a Chartered Professional Accountant in Ontario, Canada.

	Joined	2023 Attendance
Board of directors	May 2015	7 of 7	100%
Audit committee (chair since May 2021)	May 2015	6 of 6	100%
Human resources committee	May 2022	5 of 5	100%

2023 Voting results

99.23% for

(266,341,865 votes)

0.77% withheld

(2,074,268 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	2,000	26,951	28,951	$1,557,564	yes (4.5x)
2023	2,000	23,144	25,144	$1,456,089
Change	–	3,807	3,807	$101,475

Other public company directorships (last five years)
Newmont Corporation (since April 2020) (Audit Committee, Leadership Development and Compensation Committee)
Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) (Audit Committee (chair), Human Resources and Compensation Committee)
Garrett Motion Inc. (October 2018 to April 2021) (Nominating and Governance Committee (chair) and Compensation Committee)

LISA CRUTCHFIELD | Garnet Valley, Pennsylvania, United States | Age 60 | Director since May 2022 | Independent

Corporate director

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Lisa Crutchfield is Managing Principal of Hudson Strategic Advisers, LLC, an economic analysis and strategic advisory firm to the energy, financial services and government sectors. Ms. Crutchfield has over 30 years of leadership experience in the energy and utility industries. Prior to founding Hudson in 2012, she was Executive Vice President and Chief Regulatory, Risk and Compliance Officer for National Grid, plc, and she held various executive roles at PECO, an Exelon Company, and Duke Energy Corporation. From 1993 to 1997, Ms. Crutchfield served as Vice Chairman on the Pennsylvania Public Utility Commission ruling on regulatory matters affecting the electric, gas, telecommunications, water and waste water industries. Ms. Crutchfield earned a Bachelor of Arts degree in Economics and Political Science from Yale University and an MBA from Harvard Business School with distinction in Finance. Ms. Crutchfield earned the Governance Leadership Fellow designation from the National Association of Corporate Directors (NACD).

	Joined	2023 Attendance
Board of directors	May 2022	6 of 7	86	%(1)
Human resources committee	May 2023	3 of 3	100%
Governance and sustainability committee	May 2022	3 of 5	60	%(1)

(1) For more information on board and committee attendance, see page 23.

2023 Voting results

98.93% for

(265,546,126 votes)

1.07% withheld

(2,870,007 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	–	4,790	4,790	$257,702	Has until
2023	–	1,900	1,900	$110,029	May 2027 to meet
Change	–	2,890	2,890	$147,673	the guideline

Other public company directorships (last five years)
Vistra Corp. (since February 2020) (Nominating and Corporate Governance Committee and Sustainability and Risk Committee)
Fulton Financial Corporation (since June 2014) (Nominating and Corporate Governance Committee (chair), Compensation Committee and Executive Committee)
Unitil Corp. (January 2012 to April 2022) (Compensation Committee (chair), Nominating and Corporate Governance Committee and Executive Committee

18	FORTIS INC.

MARGARITA K. DILLEY | Washington, D.C., United States | Age 66 | Director since May 2016 | Independent

Corporate director

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Margarita Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley's prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat. Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA. Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the chair of those boards since January 2015.

	Joined	2023 Attendance
Board of directors	May 2016	7 of 7	100%
Audit committee	May 2016	6 of 6	100%
Human resources committee	May 2017	5 of 5	100%

2023 Voting results

99.72% for

(267,662,377 votes)

0.28% withheld

(753,756 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	3,000	23,684	26,684	$1,435,599	yes (4.6x)
2023	2,040	20,456	22,496	$1,302,743
Change	960	3,228	4,188	$132,856

Other public company directorships (last five years)
–

JULIE A. DOBSON. | Potomac, Maryland, United States | Age 67 | Director since May 2018 | Independent

Corporate director

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Julie Dobson currently serves as the Non-Executive Chairman of TeleBright, Inc., a software provider of telecom expense management solutions. She retired from the position of Chief Operating Officer for TeleCorp PCS, Inc. in February of 2002 upon the close of the acquisition of the business by AT&T Wireless. She had been in the position since the startup of the company in July of 1998, responsible for day to day operations of the business; managing more than 3,000 employees in the Midwest and Southeastern U.S. and in the Commonwealth of Puerto Rico. Prior to TeleCorp, Julie had an 18-year career spanning a variety of senior management positions in Bell Atlantic Corporation. She is a seasoned governance executive who has served on several public and private boards, currently serving on the board of Sunrise Senior Living. She also serves on the Foundation Board for the Mason School of Business at the College of William and Mary, where she obtained an undergraduate degree. She also has a Masters in Business Administration from the University of Pittsburgh.

	Joined	2023 Attendance
Board of directors	May 2018	7 of 7	100%
Human resources committee (chair since May 2022)	May 2020	5 of 5	100%
Governance and sustainability committee	May 2018	5 of 5	100%

2023 Voting results

95.51% for

(256,372,941 votes)

4.49% withheld

(12,043,192 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	3,751	16,326	20,077	$1,080,143	yes (3.1x)
2023	2,200	12,959	15,159	$877,858
Change	1,551	3,367	4,918	$202,285

Other public company directorships (last five years)
Safeguard Scientifics, Inc. (March 2003 to June 2018) (former director and member of Compensation Committee (chair), Nominating and Governance Committee and Audit Committee)

2024 MANAGEMENT INFORMATION CIRCULAR	19

LISA L. DUROCHER | Whitby, Ontario, Canada | Age 57 | Director since May 2021 | Independent

Corporate director

Skills and experience

•	Technology/ Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Lisa Durocher retired in June 2023 from Rogers Communications. As part of the executive leadership team, she was the Chief Executive Officer of Rogers Bank and developed financial services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Lisa had been with Rogers since 2016. Prior to joining Rogers, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management. Ms. Durocher is a graduate of Wilfrid Laurier University's Business Administration program and also serves on the board of Rogers Bank.

	Joined	2023 Attendance
Board of directors	May 2021	7 of 7	100%
Audit committee	May 2022	6 of 6	100%
Governance and sustainability committee	May 2021	5 of 5	100%

2023 Voting results

99.18% for

(266,226,342 votes)

0.82% withheld

(2,189,791 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	–	13,630	13,630	$733,294	Has until
2023	–	8,227	8,227	$476,426	May 2026 to meet
Change	–	5,403	5,403	$256,868	the guideline

Other public company directorships (last five years)
–

DAVID G. HUTCHENS | Tucson, Arizona, United States | Age 57 | Director since January 2021 | Not independent

President and Chief Executive Officer, Fortis Inc.

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Government relations/Legal/Regulatory
•	International business

David Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021. His career in the energy sector spans more than 25 years. In January 2020 Mr. Hutchens assumed the newly created role of Chief Operating Officer of Fortis, with responsibility for overseeing our 11 utility operations while remaining Chief Executive Officer of UNS Energy. In 2018 Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings and FortisBC.

	Joined	2023 Attendance
Board of directors(1)	January 2021	7 of 7	100%

2023 Voting results

99.79% votes for

(267,859,833 votes)

0.21% withheld

(556,300 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024) (2)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets executive share ownership target
2024	127,948	110,539	238,487	$12,830,601	yes (7.6x)
2023	102,928	93,266	196,194	$11,361,595
Change	25,020	17,273	42,293	$1,469,006

Other public company directorships (last five years)
–

(1)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2023.
(2)	Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives PSUs and RSUs as part of his executive compensation (see page 52). You can read more about his holdings of Fortis equity on page 50.

20	FORTIS INC.

GIANNA M. MANES | Salem, South Carolina, United States | Age 59 | Director since May 2021 | Independent

Corporate director

Skills and experience

•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Gianna Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy Corporation, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012. Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with an MBA. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors. Ms. Manes served on the Fortis board chair selection committee, which was established in July 2021 as an ad hoc committee of the board and disbanded in 2022 after fulfilling its objective.

	Joined	2023 Attendance
Board of directors	May 2021	7 of 7	100%
Audit committee (until May 2023)	May 2021	2 of 2	100%
Human resources committee	May 2021	5 of 5	100%
Governance and sustainability committee	May 2023	3 of 3	100%

2023 Voting results

99.64% for

(267,460,134 votes)

0.36% withheld

(955,999 votes)

Fortis securities held (as at March 17, 2023) and March 15, 2024

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	–	15,235	15,235	$819,643	Has until
2023	–	9,743	9,743	$564,217	May 2026 to meet
Change	–	5,492	5,492	$255,426	the guideline

Other public company directorships (last five years)
Keyera Corporation (since May 2017) (Human Resources Committee (chair))

DONALD R. MARCHAND | Calgary, Alberta, Canada | Age 61 | Director since May 2023 | Independent

Corporate director

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	International business

Donald Marchand retired in November 2021 from TC Energy Corporation, a leading North American energy infrastructure company, where he was Executive Vice-President. He served as Chief Financial Officer of TC Energy and its predecessor TransCanada Corporation from 2010 until July 2021, with additional responsibility for Strategy and Corporate Development from 2015 to 2017 and 2020 to 2021. During his 27-year tenure with the company, Mr. Marchand led many of its financial functions including treasury, finance, accounting, taxation, risk management and investor relations. Mr. Marchand graduated from the University of Manitoba with a Bachelor of Commerce degree and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Institute of Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts.

	Joined	2023 Attendance
Board of directors	May 2023	4 of 4	100%
Audit committee	May 2023	4 of 4	100%
Governance and sustainability committee	May 2023	3 of 3	100%

2023 Voting results

99.83% for

(267,959,342 votes)

0.17% withheld

(456,791 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	5,000	4,165	9,165	$493,077	Has until
2023	2,000	–	2,000	$115,820	May 2028 to meet
Change	3,000	4,165	7,165	$377,257	the guideline

Other public company directorships (last five years)
–

2024 MANAGEMENT INFORMATION CIRCULAR	21

JO MARK ZUREL | St. John's, Newfoundland and Labrador, Canada | Age 60 | Director since May 2016 | Independent

Corporate director

Chair of the board since January 2023

Skills and experience

•	Financial expert
•	Governance and risk management
•	Executive compensation
•	Capital markets
•	Mergers and acquisitions
•	International business

Jo Mark Zurel was appointed chair of the board of Fortis Inc., effective January 1, 2023. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and served on the Canada Pension Plan Investment Board until August 2021. He also serves on the board of Sustainable Development Technology Canada. Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as chair of its board from April 2012 until July 2016.

	Joined	2023 Attendance
Board of directors (chair of the board since January 2023)	May 2016	7 of 7	100%
Audit committee	May 2017	6 of 6	100%
Human resources committee (chair, May 2018 to May 2022)	May 2016	5 of 5	100%
Governance and sustainability committee	January 2023	5 of 5	100%

2023 Voting results

98.27% for

(263,784,980 votes)

1.73% withheld

(4,631,153 votes)

Fortis securities held (as at March 17, 2023 and March 15, 2024)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2024	10,000	24,622	34,622	$1,862,664	yes (4.4x)
2023	10,000	19,936	29,936	$1,733,594
Change	–	4,686	4,686	$129,070

Other public company directorships (last five years)

Highland Copper Company Inc. (since October 2012) (former chair)

Major Drilling Group International Inc. (since September 2007) (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee, Audit Committee)

22	FORTIS INC.

Additional information about the directors

2023 Summary of meeting attendance

	Number of meetings	Overall meeting attendance
Board	7	99%
Audit committee	6	100%
Human resources committee	5	100%
Governance and sustainability committee	5	96%
Total number of meetings held	23	99%

2023 Board and committee meeting attendance by director

Individual attendance records are set out in the director profiles beginning on page 16.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	7 of 7	100%	11 of 11	100%	18 of 18	100%
Pierre J. Blouin	7 of 7	100%	10 of 10	100%	17 of 17	100%
Paul J. Bonavia (retired on May 4, 2023)	3 of 3	100%	4 of 4	100%	7 of 7	100%
Lawrence T. Borgard	7 of 7	100%	11 of 11	100%	18 of 18	100%
Maura J. Clark	7 of 7	100%	11 of 11	100%	18 of 18	100%
Lisa Crutchfield (1)	6 of 7	86%	6 of 8	75%	12 of 15	80%
Margarita K. Dilley	7 of 7	100%	11 of 11	100%	18 of 18	100%
Julie A. Dobson	7 of 7	100%	10 of 10	100%	17 of 17	100%
Lisa L. Durocher	7 of 7	100%	11 of 11	100%	18 of 18	100%
Douglas J. Haughey (retired on May 4, 2023)	3 of 3	100%	6 of 6	100%	9 of 9	100%
David G. Hutchens	7 of 7	100%	–	– (2)	7 of 7	100%
Gianna M. Manes	7 of 7	100%	10 of 10	100%	17 of 17	100%
Donald R. Marchand	4 of 4	100%	7 of 7	100%	11 of 11	100%
Jo Mark Zurel	7 of 7	100%	16 of 16	100%	23 of 23	100%

(1)	Ms. Crutchfield was unable to attend the February board and governance and sustainability committee meetings due to the death of a family member and she was unable to attend the May governance and sustainability committee meeting due to a scheduling conflict.

(2)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2023.

2023 Director compensation

	Cash fees(1)	Share-based awards (DSUs)(2)	All other compensation(3)	Total
Tracey C. Ball (4)	$120,000	$150,000	$180,765 (includes FortisBC)	$450,765
Pierre J. Blouin	$145,000	$150,000	$62,053	$357,053
Paul J. Bonavia (retired on May 4, 2023)	$55,158	$75,000	$14,884	$145,042
Lawrence T. Borgard	$161,916	$150,000	$39,463	$351,379
Maura J. Clark	$195,649	$150,000	$55,375	$401,024
Lisa Crutchfield	$161,916	$150,000	$6,683	$318,599
Margarita K. Dilley	$161,916	$150,000	$197,624 (includes CH Energy Group)	$509,540
Julie A. Dobson	$195,649	$150,000	$31,988	$377,637
Lisa L. Durocher (4)	–	$270,000	$23,103	$293,103
Douglas J. Haughey (retired on May 4, 2023)	$40,879	$75,000	$116,462	$232,341
Gianna M. Manes (4)	–	$311,916	$27,137	$339,053
Donald R. Marchand (4)	–	$154,121	$2,544	$156,665
Jo Mark Zurel	$180,000	$245,000	$49,610	$474,610
Total	$1,418,083	$2,181,037	$807,691	$4,406,811

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson and Ms. Manes are U.S. residents, and their cash fees are paid in U.S. dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.3493.

(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance.

(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

(4)	Elected to receive optional DSUs in lieu of their cash retainer.

See page 40 for the director fee schedule and page 41 for more information about DSUs.

2024 MANAGEMENT INFORMATION CIRCULAR	23

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2023.

	Number of shares or units that have not vested (1)(2)	Market or payout value of share-based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
Tracey C. Ball	33,047	$1,801,402	–
Pierre J. Blouin	29,135	$1,588,140	–
Paul J. Bonavia(4) (retired May 4, 2023)	–	–	–
Lawrence T. Borgard	19,782	$1,077,599	–
Maura J. Clark	26,652	$1,452,092	–
Lisa Crutchfield	4,737	$258,023	–
Margarita K. Dilley	23,422	$1,276,037	–
Julie A. Dobson	16,146	$879,422	–
Lisa L. Durocher	13,479	$734,766	–
Douglas J. Haughey(5) (retired May 4, 2023)	–	–	$2,097,664
Gianna M. Manes	15,066	$820,642	–
Donald R. Marchand	4,119	$224,541
Jo Mark Zurel	24,349	$1,327,271	–
Total	209,934	$11,439,935	–

(1)	We do not grant stock options or option-based awards to directors.

(2)	DSUs vest immediately when the director retires from the board or upon death and are redeemed for cash.

(3)	Calculated by multiplying the number of share-based awards that have not vested by $54.51, the closing price of our common shares on the TSX on December 29, 2023. Share-based awards granted in U.S. dollars have been multiplied by US$41.13, the closing price of our common shares on the NYSE on December 29, 2023, and reported in Canadian dollars using the December 29, 2023 exchange rate of US$1.00 = $1.3243.

(4)	Mr. Bonavia's vested DSUs were redeemed effective August 2, 2023, 90 days after retirement.

(5)	Mr. Haughey redeemed 33% of his vested DSUs in October 2023. The remaining vested DSUs will be paid out on or before December 15, 2024.

Mr. Hutchens is not included in the tables above as he does not receive any director compensation and does not hold any DSUs. He is compensated in his role as President and Chief Executive Officer and receives PSUs and RSUs as part of his compensation (see page 52).

24	FORTIS INC.

Board committees

AUDIT COMMITTEE

Maura J. Clark (chair)
Tracey C. Ball
Lawrence T. Borgard
Margarita K. Dilley
Lisa L. Durocher
Donald R. Marchand(1)
Jo Mark Zurel

100% independent

(1) Mr. Marchand was appointed to the committee following the annual general meeting on May 4, 2023.

Each member of the audit committee brings financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley, Mr. Marchand and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM) and finance matters generally.

The committee is responsible for:

•	overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting
•	overseeing compliance with related legal and regulatory requirements
•	reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance
•	overseeing the rotation of the audit partner, and the independent auditor as necessary
•	reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally
•	overseeing the appropriateness of material financing, capital and tax structures
•	overseeing our ERM program and our insurance program
•	overseeing our internal controls and processes associated with the release of any sustainability disclosure
•	overseeing all related party transactions including identifying, reviewing and approving all related party transactions and related disclosure (see page 35).

It is also responsible for overseeing and administering the following policies:

•	derivative instruments and hedging policy
•	disclosure policy and disclosure committee mandate (together with the governance and sustainability committee)
•	guidelines for hiring employees or former employees of the independent auditor
•	policy on the role of the internal audit function
•	policy on reporting allegations of suspected improper conduct and wrongdoing (speak up policy)
•	pre-approval policy for independent auditor services.

You can find a complete copy of the committee mandate, which was updated in 2022, as well as copies of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. A meeting of three committee members constitutes a quorum. The committee met six times in 2023 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 27 and 28 of our annual information form dated February 8, 2024 on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2024 MANAGEMENT INFORMATION CIRCULAR	25

HUMAN RESOURCES COMMITTEE

Julie A. Dobson (chair)
Pierre J. Blouin
Lawrence T. Borgard
Maura J. Clark
Lisa Crutchfield(1)

Margarita K. Dilley
Gianna Manes
Jo Mark Zurel

100% independent

(1) Ms. Crutchfield was appointed to the committee following the annual general meeting on May 4, 2023.

The members of the human resources committee have the requisite background and skills to provide effective oversight of executive compensation and ensure that effective compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•	overseeing Fortis' approach to employee talent management, training and development and wellness
•	overseeing workplace diversity and inclusion strategy, plans and practices
•	recommending the appointment of executive officers to the board
•	assessing performance of the senior executives
•	developing the human resources plan, including talent management and succession plans (see page 30)
•	designing and overseeing the compensation and benefits program for senior executives and the CEO and ensuring the compensation program is aligned with Fortis' strategy, risk management framework, sustainability objectives and corporate performance.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. For the details on the engagement of external consultants by the committee and fees paid, see page 46.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

•	advisory vote on executive compensation policy of the board of directors (say on pay)
•	board and executive diversity policy (together with the governance and sustainability committee)

•	executive compensation clawback policy (updated) (together with the governance and sustainability committee)

•	executive compensation policy
•	respectful workplace policy

•	statement of investment policy and procedures.

The committee also oversees and administers our four employee compensation plans: PSU plan, RSU plan, 2012 stock option plan and the Third Amended and Restated 2012 Employee Share Purchase Plan (ESPP). You can read about these plans beginning on page 52. It will oversee and administer the new omnibus plan, subject to the approval of the plan by shareholders at our 2024 annual and special meeting.

You can find a complete copy of the committee mandate, which was updated in 2022, as well as copies of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2023 and set aside time at each meeting to meet without management present.

26	FORTIS INC.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Pierre J. Blouin (chair)
Tracey C. Ball
Lisa Crutchfield
Julie A. Dobson
Lisa L. Durocher

Gianna M. Manes(1)

Donald R. Marchand(1)

Jo Mark Zurel(2)

100% independent

(1)	Ms. Manes and Mr. Marchand were appointed to the committee following the annual general meeting on May 4, 2023.

(2)	Mr. Zurel was appointed to the committee upon becoming chair of the board in January 2023.

Members of the committee bring a mix of governance and sustainability experience, including experience assessing climate-related risks and opportunities, through senior leadership roles in utilities and energy, regulated businesses, public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The governance and sustainability committee assists the board in overseeing our corporate governance and sustainability policies, practices and procedures, the nomination, assessment and compensation of directors, as well as oversight of our cybersecurity program and our information and operational technology infrastructure.

The committee is responsible for:

•	developing and recommending an approach on corporate governance matters to the board
•	overseeing Fortis' commitment to sustainability and reviewing our sustainability reporting, including climate-related risks and opportunities and our GHG emissions reduction targets
•	overseeing our cybersecurity program and information and operational technology infrastructure (see page 32)
•	the size and composition of the board, including competencies and skills, diversity and renewal mechanisms
•	proposing new director candidates for nomination to the board
•	advising the board on committee membership, the appointment of committee chairs and board chair succession planning (see pages 38 and 39)
•	carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 38)
•	maintaining a comprehensive orientation and continuing education program for directors
•	reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

Ethics

•	code of conduct
•	political engagement policy (together with subsidiary political engagement guidelines)
•	human rights statement and vendor code of conduct (new)

Compliance

•	anti-corruption policy
•	insider trading policy
•	privacy policy

Shareholder rights and board governance

•	board and executive diversity policy (together with the human resources committee)
•	director governance guidelines
•	director compensation policy (new)
•	director equity plan (new plan)
•	majority voting policy
•	shareholder engagement policy

Finance

•	disclosure policy and disclosure committee mandate (together with the audit committee)
•	executive compensation clawback policy (updated) (together with the human resources committee)

Cybersecurity, information technology and operational technology

•	cybersecurity policy

You can find a complete copy of the committee mandate, which was updated in 2022, as well as a copy of certain policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2023 and set aside time at each meeting to meet without management present.

2024 MANAGEMENT INFORMATION CIRCULAR	27

2	GOVERNANCE

Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs.

We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

Where to find it 28 Our governance policies and practices 29 About the Fortis board

Our governance policies and practices

Fortis is a Canadian corporation continued under the Corporations Act (Newfoundland and Labrador). Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards typically include the subsidiary's CEO for operating expertise, one or more officers of Fortis and, in certain cases, an executive of another Fortis operating subsidiary or a Fortis director. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Fortis is committed to meeting all requirements regarding the disclosure of material information. Our disclosure policy sets out principles and procedures to ensure that our disclosure is consistently timely, accurate and broadly disseminated in accordance with applicable law.

28	FORTIS INC.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A beginning on page 94.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The chair of the board is an independent director and is responsible for providing leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent directors. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

Committee mandates, along with the position descriptions of the chair of the board and the President and Chief Executive Officer, are reviewed every two years with the last review in 2022. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee summaries in this circular set out the governance policies under their respective areas of responsibility.

The board and the committees each meet without management present at every meeting, including any special meetings.

Mr. Hutchens is not a member of any board committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about meeting attendance on page 23 and the board committees beginning on page 25.

Position descriptions and mandates

The roles and responsibilities for the Chair of the Board and the President and Chief Executive Officer are set out in their position descriptions.

The roles and responsibilities of the committee chairs are described in the mandate for the respective board committee.

Copies of position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Independence

We believe an effective board must have a majority of independent directors. The board has determined that 11 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.

The board meets without its non-independent directors at every meeting. Mr. Hutchens is not independent because he is our President and Chief Executive Officer.

Independent advice

The board and each committee may retain independent advisors to assist in carrying out their duties and responsibilities. Fortis pays the cost of any independent external advisors retained by the board or committees.

Subsidiary reporting Issuers

The following Fortis subsidiaries are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws: ITC Holdings Corp. (ITC), Tucson Electric Power Company (TEP), FortisBC Energy Inc., FortisBC Inc., FortisAlberta Inc., Newfoundland Power Inc. and Caribbean Utilities Company, Ltd.

Each reporting issuer subsidiary has established an audit committee and human resources committee in accordance with applicable rules and policies related to independence and financial literacy. The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR+ (www.sedarplus.ca), except for ITC and TEP, which can be found on EDGAR (www.sec.gov).

2024 MANAGEMENT INFORMATION CIRCULAR	29

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas discussed below. The board establishes our fundamental policies and standards for business operations and supervises and evaluates our overall performance and achievement of goals.

Strategy

The board holds an annual strategy session to review and set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. Time is also set aside at each regularly scheduled board meeting to discuss strategy and to address and prioritize developments, opportunities and issues that may arise throughout the year. In addition to hearing from management, the board periodically invites external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

The annual session, along with regular progress updates, education sessions and discussions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder interests.

What the directors oversee

✓	Strategic planning process

✓	Review and approval of strategic plans

✓	Progress against five-year business plan

Leadership succession

The board and human resources committee regularly work on succession planning which it believes to be one of its critical functions.

Our talent management program enhances our ability to identify, assess and develop individuals across Fortis who may be candidates for executive positions in the future. Related to our talent management program is the Fortis Leadership Lab, our business acumen program designed to prepare employees early in their careers for future leadership roles. Lab participants are selected from the various business areas in the company and represent diverse backgrounds and experience. The lab is designed to build mentoring relationships and create exposure to senior leaders across the Fortis group, promote inter-company career mobility and deepen peer relationships. External candidates are also periodically considered when filling executive roles to ensure we are attracting the best talent.

The board and human resources committee give due consideration to diversity, including gender identity, culture and ethnicity, race, age, sexual orientation, ability and disability, and geographic background, among others, when identifying potential candidates, both internal and external, for executive officer positions to ensure that a diverse group of qualified candidates is evaluated.

Establishing baseline diversity representation data for our enterprise-wide executive team has been critical to understanding our current profile and supporting the development of DEI priorities (see page 34). We updated our executive-level diversity data across the Fortis group in the first quarter of 2024, the results of which are depicted in the graphic on the following page.

What the directors oversee

✓	Succession plans for the President and CEO and other key executive positions

✓	Emergency interim CEO succession planning

✓	Talent management program

✓	Board and executive diversity policy (see page 36) (available at www.fortisinc.com)

✓	Promotion of a culture of integrity, diversity and inclusion, and respect

✓	DEI strategy, policies and practices

✓	Targets used to measure performance for compensation purposes (see pages 59 and 65)

✓	Review the results of any employee engagement evaluations or initiatives

Gender diversity highlight

Women currently represent 50% of the Fortis executive leadership team.

As of March 7, 2024, Jocelyn Perry was one of only eight female CFOs represented in the TSX 60 and she was one of only 31 female named executive officers in the TSX 60 group of companies.

For the fourth consecutive year, Fortis was again named an honouree, recognized by the Globe and Mail's Report on Business magazine as one of only 90 corporations in Canada at the forefront of women in leadership positions.

30	FORTIS INC.

(1)	Approximately 1% of Fortis group executives self-identified as having a disability.

(2)	Representation of ethnic groups other than White/Caucasian is more predominant for executives in the Caribbean.

(3)	Includes 4% of Fortis group executives who represent two or more ethnicities and approximately 3% who did not wish to self-identify their race or ethnicity.

Risk management

At the Fortis level, the board ensures that systems in place to manage and mitigate risks, including the enterprise risk management (ERM) program, are effective, relative to our risk profile and with a view to achieving our strategic objectives. This includes an increased focus on sustainability risk enterprise-wide and a methodology for assessing business risks that captures the long-term nature of climate change.

Cross-committee memberships strengthen risk oversight and reinforce good governance. For example, three members of the audit committee are also members of the governance and sustainability committee, and three members of the audit committee are members of the human resources committee. The chair of the board is a member of each board committee for continuity and strong oversight.

Our governance model of independently managed utilities provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of Fortis' policies, guidelines and best practices. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary's board. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are further subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board receives an annual ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

What the directors oversee

✓	Identification of material risks together with management

✓	Management's implementation of appropriate systems to manage and mitigate risks

✓	Enterprise Risk Management (ERM) program

✓	Related party transactions

2023 Risk priorities

The board continued to monitor risks correlated with the health and safety of our employees and customers; both operational risks and customer impacts, and financial risks including implications to affordability and reliability. The board also continued to focus on capital projects and growth, as well as expectations related to sustainability management and cybersecurity protections.

Wildfire risk mitigation

Fortis utilities continuously update policies and practices to address the risks to its assets and service territories which are exacerbated by climate change, such as wildfires. These policies and practices are premised on a model of prediction, prevention, monitoring and responding to minimize impacts and disruption to the reliability of our electric and gas systems.

Specific operational wildfire prevention and mitigation activities include contractor training and education, vegetation management programs, including line patrols, trimming, removal and danger tree identification, wildfire awareness training, timely pole and equipment maintenance replacement, use of sensor and infrared technology, and use of fire mesh, fire blankets and fire trailers.

We follow leading utility practices in our operations to mitigate the risks related to severe weather-related events, including situational awareness and forecasting, risk assessment and mapping, emergency response and recovery drills, grid operations and protocols, grid design and system hardening, and asset inspection, among other things.

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You can find a more comprehensive disclosure of our business risks beginning on page 25 of our 2023 MD&A, available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). As part of our biennial policy review process, the board approved updates to our governance, financial and ethics policies in 2023 to ensure continued strong risk oversight. You can read more about the audit committee's activities on page 25.

Cybersecurity, Information Technology (IT) and Operational Technology (OT)

The board, through the governance and sustainability committee, is responsible for our cybersecurity, IT and OT strategies and policies, including the cybersecurity policy and cybersecurity risk management program (CRMP).

Management reports on information security, technology and cybersecurity matters to the governance and sustainability committee at each quarterly meeting of the committee. At least annually, the governance and sustainability committee reviews, both with the board and management, Fortis' IT and OT risk exposures, including cybersecurity, system integrity, data and privacy risks, and the measures taken to monitor or mitigate such exposures around critical assets, including the procedures and any related policies, such as cyber incident response plans, data and privacy risk assessments, security measures, system controls and testing, and our cyber insurance coverage.

Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities in our subsidiaries. Our Executive Vice President, Operations and Innovation has oversight responsibilities for operations, cybersecurity and our technology functions (see page 63).

Each Fortis utility and the corporate head office have adopted an enterprise wide CRMP which includes a risk framework that identifies cybersecurity risks and provides insight for remediation of any risks that could lead to cybersecurity incidents throughout the company. Under this framework, operating utilities assess cybersecurity threats and set risk targets that are appropriate for their business. The CRMP is incorporated into, and closely linked with, the overall Fortis ERM program.

The CRMP addresses the requisite technical controls across our critical asset classes for all Fortis companies. The CRMP is aligned with the National Institute of Standards and Technology's (NIST) Cybersecurity Framework, the International Organization for Standardization's Security Standard (ISO 27001), the Standard of Good Practice for Information Security, and the National Energy Reliability Corporation's Critical Infrastructure Protection (NERC CIP) Standard. Our U.S. operating utilities fall under the NERC CIP requirements, which include standards targeted at protecting critical information assets that operate the bulk electric system and are audited on a regular basis by their governing NERC regional entity.

Fortis has not had any material cybersecurity breaches since we began reporting on this performance indicator in 2018. Fortis is continually investing in training for all employees on the specific technologies we utilize. All Fortis subsidiaries have annual cybersecurity training for all of their employees.

What the directors oversee

✓	Strategies and policies relating to cybersecurity, IT and OT infrastructure

✓	IT and OT risk exposures and the measures taken to monitor or mitigate such exposures

Sustainability

The board, through the governance and sustainability committee, oversees our sustainability strategy and progress, including with respect to climate-related targets. Our sustainability strategy continues to focus on priorities related to the environment and climate change, and social issues. To measure our progress, we regularly set and review sustainability objectives and programs with a commitment to continuous improvement.

Our governance and sustainability committee receives a report on sustainability, including climate change factors, at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and climate-related targets, our progress towards these objectives and targets, as well as our programs and practices designed to promote sustainability.

Sustainability oversight

•	Board of directors ─ responsible for risk management oversight and reviewing management's implementation of appropriate sustainability policies and practices

•	Governance and sustainability committee – oversees strategies, policies and practices pertaining to sustainability objectives, including climate-related targets and the assessment of material climate risks and opportunities

•	Human resource committee – assesses sustainability performance under the incentive compensation plans and oversees our approach to employee talent management and wellness

•	Audit committee – oversees ERM as well as internal controls and processes associated with our sustainability disclosure

•	President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy

•	Executive Vice President, Sustainability and Chief Legal Officer ─ responsible for enterprise-wide sustainability and stewardship and our corporate governance standards and practices

•	Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects

•	Sustainability strategy group ─ includes senior Fortis utility executives who help guide corporate-wide sustainability strategy and priorities

•	Fortis cross-functional groups ─ deal with operational subject matters and identify opportunities for collaboration across the group

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The governance and sustainability committee provides regular updates to the board on the status and adequacy of our sustainability efforts, including climate-related targets, to ensure business is conducted in a manner that meets high standards of sustainability.

Sustainability strategy, climate-related issues and progress on commitments are also discussed at the board's annual strategy session and form part of the ERM program (see page 31). Board education sessions held throughout the year include sustainability-related topics.

Sustainability reporting

We release a comprehensive sustainability report every two years and report annually on key performance indicators, covering our utility operations.

Our 2023 sustainability update report provides progress on our sustainability strategy and includes the results of our ESG materiality assessment conducted in 2023. The materiality assessment was an important process in helping us select 19 material areas to evaluate based on peer benchmarking, industry standards and ratings and input collected through interviews with Fortis directors and executives, our utility leaders and shareholders.

We recently issued our 2024 climate report. This report builds on existing work, including more detailed climate scenario analysis and climate adaptation efforts taking place at Fortis utilities.

We also report using the Edison Electric Institute (EEI) ESG/sustainability reporting template, which provides more uniform and consistent data and information for utility companies. The Global Reporting Initiative (GRI) Standards also guide the content of our sustainability reports and we present GHG emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standards.

All of our sustainability reports and updates are available on our website (www.fortisinc.com).

Each operating subsidiary's board regularly sets and reviews environmental objectives, targets and programs. Further, as part of the regulatory process, each operating subsidiary regularly engages with stakeholders to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate.

Environmental and climate change priorities

We are delivering a cleaner energy future by focusing on increasing renewable generation capacity, carbon emissions reduction, the production and supply of renewable gas, and capital investment in a green and resilient grid to withstand the impacts of changing climate. As well, we are investing in energy efficiency programs and partnerships with customers, as well as research and development with industry partners for new and innovative solutions, including low carbon fuels, such as hydrogen, and electric vehicle penetration.

We have a goal to achieve net-zero direct GHG emissions by 2050 and a specific plan to achieve our interim targets of 50% GHG direct emissions reduction by 2030 and 75% by 2035, both in relation to 2019 levels. By 2035, 99% of Fortis assets are expected to be focused on energy delivery and renewable carbon-free generation.

2023 Environmental highlights

•	Achieved a 33% reduction in our scope 1 emissions in 2023 compared to the 2019 base level

•	Allocated approximately $7 million of our $25 billion 2024-2028 capital plan to cleaner energy investments focused on connecting renewables to the grid, renewable and storage investments in Arizona and the Caribbean, and cleaner fuel solutions in British Columbia

•	Completed a materiality assessment to identify the most important sustainability focus areas

•	Received third-party limited assurance on our 2022 scope 1 and scope 2 emissions and select board diversity metrics

•	Released our 2023 sustainability update report

•	Assessed scope 3 emissions categories aligned with the GHG Protocol and identified Fortis' material scope 3 categories

2024 Focus

•	Released our second climate report which includes a consolidated climate risk assessment of two climate-related scenarios and associated risks and opportunities.

Social priorities

Supporting our employees

Employee safety is a top priority. We continue to outperform industry averages for safety and reliability performance and strive to always improve our safety practices (see page 61 to read about our safety performance in 2023).

We keep decision-making local, act with agility and share lessons learned across the Fortis group in real time. Core priorities include health and safety, operational response and cybersecurity. Each utility has business continuity and crisis communications plans which are updated and tested on a regular basis.

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We continue to improve our operating practices based on employee needs and utility requirements to keep our employees safe and well. We also monitor workforce attrition and strive to retain a highly qualified workforce.

Our voluntary turnover rate decreased at the end of 2023 relative to 2022. We have also devoted considerable attention to career development, filling roles from within to advance opportunities for our people and to support our retention efforts. Across our group of companies, we have pledged to create a workplace where all feel welcomed, valued, respected and empowered to bring their authentic selves to work. Our commitment statement and code of conduct are available on our website (www.fortisinc.com).

In 2020, Fortis formed a DEI Advisory Council which includes diverse executive representation from across the Fortis group of companies. The Council guides our DEI strategy and implementation by advancing initiatives related to DEI education and performance.

In implementing our DEI initiatives, Fortis supports the spirit and intent of applicable human rights, employment equity and anti-discrimination laws, and is at all times committed to fair hiring and promotion practices, based on merit and free of bias and discrimination.

Fortis Leadership Lab participants (see page 30) also take part in education modules, including a module on DEI, providing participants with tools to be inclusive leaders.

2023 Social highlights

•	Completed an enterprise-wide employee inclusion and engagement survey as an important step in understanding and benchmarking employee perceptions of inclusion. The survey had a participation rate of 74%.

•	Continued to outperform industry averages for safety and gas and transmission system reliability

•	Adopted a new human rights statement and vendor code of conduct effective January 1, 2024

•	Included a DEI modifier to the performance assessment for the 2023 PSU awards

2024 Focus

•	Implement action plans to advance inclusion and engagement

Human rights and vendor code of conduct

We comply with all applicable equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations' Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work.

We adopted a new human rights statement effective January 1, 2024 that codifies our long-standing commitment to human rights, including international labour conventions. The human rights statement includes a new vendor code of conduct which describes the expectations of ethical conduct we have of suppliers and other organizations that do business with the Fortis group of companies. A copy of the new human rights statement is available on our website (www.fortisinc.com).

Community

We are committed to supporting the communities where we live and work. Our community pillars focus on health, education and social development. In 2023 the Fortis group of companies invested $11 million in communities we serve.

We are especially proud to be the first major sponsor of the 2025 Canada Summer Games and support the Fortis Canada Games Complex, a new flagship facility in St. John's, Newfoundland and Labrador that will showcase the premier athletic event.

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Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate's nomination, the chair of the governance and sustainability committee and the chair of the board meet with the candidate to discuss the director governance guidelines, including specific duties and responsibilities of board members, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct and have zero tolerance for unethical conduct or breaches of integrity.

Our board's conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

Our code of conduct applies to employees, officers and directors. It also applied to vendors of Fortis and each Fortis subsidiary prior to Fortis adopting a new vendor code of conduct effective January 1, 2024. The code of conduct sets out the different ways someone can report a concern or possible infringement, including methods for filing a report anonymously. The audit committee oversees the reporting process as outlined in our speak up policy, while the governance and sustainability committee oversees, regularly reviews and administers the code.

Changes to the code are approved by the board. The code was last updated in 2023 and the new version became effective January 1, 2024. A copy is available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and speak up policy, all of which were updated in 2023 as well as our new human rights statement and vendor code of conduct adopted in 2024.

Codes of conduct

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

New in 2023

In 2023 we adopted a new vendor code of conduct effective January 1, 2024, as part of our new statement on human rights (see page 34).

Attendance and responsibilities

We expect all directors to attend, in person to the extent practicable, all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders. The attendance record for 2023 can be found on page 23.

Director governance guidelines to address other professional activities

Changes in occupation	An independent director who makes a major change in principal occupation shall promptly notify the chair for consideration by the board. The board, with the assistance of the governance and sustainability committee, will assess whether the director will have sufficient time and energy to devote to Fortis board responsibilities and evaluate potential conflicts of interest.
Service on other public company boards or audit committees

Unless approved by the governance and sustainability committee in consultation with the chair, CEO and CLO:

•   Directors are not permitted to serve on the boards of more than three public companies (including Fortis, but not including the boards of Fortis affiliates); and

•   No member of the audit committee is permitted to serve on the audit committee of more than three publicly traded companies (including Fortis).

Board interlocks	No more than two Fortis board members may serve as director on the same public company board, other than Fortis or its subsidiaries. We do not have any board interlocks.

Related party transactions

The audit committee, on behalf of the board, reviews all related party transactions and discusses details with management and others as it deems appropriate. Related party transactions means any transaction between Fortis and an executive officer, director, principal shareholder or their immediate family members. The audit committee must approve all related party transactions and related disclosure. There were no material related party transactions in 2023.

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Proceedings

From October 2018 until April 2021, Maura J. Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

Share ownership

Our director compensation policy requires our directors to own equity in Fortis so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Our newer directors – Ms. Crutchfield, Ms. Durocher, Ms. Manes and Mr. Marchand – are building their equity ownership as shown in the table below.

The table shows each director's equity ownership as of March 15, 2024 and their holdings for the previous year. It does not include Mr. Hutchens because he is required to meet our share ownership requirements for executives (see page 49).

	Equity ownership		Equity ownership
	March 15, 2024		March 17, 2023		Net change			Multiple of		Year to meet share
	Common		Common		Common		Market value	2023 annual		ownership
	shares	DSUs	shares	DSUs	shares	DSUs	March 15, 2024 (1)	retainer		requirement
Tracey C. Ball	5,187	33,418	4,950	29,791	237	3,627	$2,076,949	7.7	x	–
Pierre J. Blouin	2,594	29,462	2,380	25,998	214	3,464	$1,724,613	5.8	x	–
Lawrence T. Borgard	10,008	20,003	5,258	16,216	4,750	3,787	$1,614,592	5.2	x	–
Maura J. Clark	2,000	26,951	2,000	23,144	–	3,807	$1,557,564	4.5	x	–
Lisa Crutchfield	–	4,790	–	1,900	–	2,890	$257,702	0.8	x	2027
Margarita K. Dilley	3,000	23,684	2,040	20,456	960	3,228	$1,435,599	4.6	x	–
Julie A. Dobson	3,751	16,326	2,200	12,959	1,551	3,367	$1,080,143	3.1	x	–
Lisa L. Durocher	–	13,630	–	8,227	–	5,403	$733,294	2.7	x	2026
Gianna M. Manes	–	15,235	–	9,743	–	5,492	$819,643	2.6	x	2026
Donald R. Marchand	5,000	4,165	2,000	–	3,000	4,165	$493,077	1.8	x	2028
Jo Mark Zurel	10,000	24,622	10,000	19,936	–	4,686	$1,862,664	4.4	x	–

(1)	Based on $53.80, the closing price of our common shares on the TSX on March 15, 2024.

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

Board diversity

We believe that a diverse board is a strong board. Our board and executive diversity policy sets out our principles and objectives for diversity on our board and among our leadership and supports our commitment to DEI.

This year's nominated directors are a diverse group of talented individuals representing varying age groups, tenure and residency, as well as gender and ethnic diversity. Seven of the nominated directors are women, two nominees identify as visible minorities, and one nominee is a U.S. veteran. None of the director candidates self-reported as a person with a disability.

The governance and sustainability committee reviews board diversity on a regular basis and considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on qualifications and the overall mix of skills and attributes, with a commitment to diversity.

Our subsidiary boards represent a mix of White/Caucasian (84%), Black/African American (8%), Hispanic/Latino (2%), Asian (1%), Indigenous/Native American (1%) and people who identify with two or more ethnicities (4%). Women represent 47% of the members of our subsidiary boards. Nine Fortis utility operations (82%) have either a female CEO or board chair.

Board diversity targets

Our board and executive diversity policy was updated in 2023 to require that women and men each represent at least 40% of the board's independent directors.

The policy also sets goals for representation of visible minorities and/or Indigenous persons on our board and to have at least two directors represent either or both underrepresented groups.

The composition of our board currently meets these diversity targets.

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Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis' size and geographic footprint.

The matrix gives an overview of the skills and experience of the board based on an annual self-assessment by each director. Directors are asked to identify the areas (up to a maximum of seven) for which they have significant knowledge, experience or training, recognizing that they may have experience in other areas as well. The lack of a mark in a particular area does not necessarily signify a director's lack of qualification or experience in that area. The experience of each of our directors is described more fully in their respective profiles beginning on page 16.

In addition to the skills and experience in the matrix below, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

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Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 15 and skills matrix on the previous page).

Orientation and integration

A new nominee is invited to attend a meeting of the board as an observer prior to their appointment or nomination for election as a director. They also attend in-depth orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. The chair of the board and the chair of the governance and sustainability committee attend these sessions to provide direct insight into the role and functioning of the board and its current priorities, and all members of the board are also invited. A new nominee is also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

Continuing education

All directors are expected to maintain a current understanding of our business, the regulated utility sector, strategic initiatives and energy trends. Directors receive education in a number of ways through our continuing education program, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information. Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

The governance and sustainability committee oversees the program and works with management and the chair of the board to determine topics for the year. In 2023 directors received presentations and updates as follows:

	Formal education	Description	Attendees
February	Virtual	Strategic Growth at ITC (Krista Tanner, ITC)	All directors except Ms. Crutchfield
May	In person St. John's, NL	Hydrogen: Market Fundamental & Industry Trends (McKinsey & Company)	All directors
August	In person Novi, MI	The Activist Landscape and Vulnerabilities (Ken Moelis, Craig Wadler and John Colella, Moelis & Company)	All directors
	In person site visit Novi, MI	ITC Operations Control Room and Cybersecurity Operations Center (ITC)	All directors
	In person Novi, MI	Macroeconomic Trends in a Post-IRA World (Steven Ricchiuto and Michael Comisarow, Mizuho Bank, Ltd.)	All directors
October	In person Toronto, ON	Wildlife Risk Management and Liability Regime (Regan O'Dea and Gordon Payne, Fortis and Cam Aplin, FortisAlberta)	All directors
December	In person New York, NY	First Nations in Canada: Building Relationships and Partnering for a Better Future (Jon Davey, Scotiabank)	All directors
	Strategy education	Description	Attendees
August	In person Novi, MI	Executing on ITC's Growth Plan (Gretchen Holloway, ITC)	All directors
	In person Novi, MI	U.S. Policy and Its Impact on Resource Planning and Our Carbon Emissions Reduction Strategy (Erik Bakken, UNS)	All directors
	In person Novi, MI	Strategic Framework for Evaluating M&A (Stuart Lochray, Fortis)	All directors

Assessment and renewal

Assessment

Pursuant to our director governance guidelines, the board carries out an annual assessment of the board, committees and individual directors. The assessment helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify any skill gaps and opportunities for further director education, which are key areas for developing the board's succession plan and recruiting potential director candidates. The governance and sustainability committee leads the process, as set out in its mandate, together with the chair of the board.

New in 2023

We engaged a third-party consultant to review and help execute our assessment process.

The consultant is helping to refresh our director questionnaire, participating in the board interview process, and will report its findings to the board.

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The annual board assessment process has four components:

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, chair and committee chair succession, and the director recruitment and nomination process. The committee regularly reviews succession plans, monitors director attendance and performance, and maintains information about our directors and potential candidates, which may include skills, demographic data, independence assessments, tenure, other board commitments, equity ownership and other relevant information.

When appropriate, the committee will use qualified independent external advisors to assist in evaluating candidates on merit against objective criteria, while giving due consideration to the benefits a diverse board brings to Fortis.

The candidate search process has three main components:

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Tenure and term limits

Our director governance guidelines set out director tenure and term limits to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72, or have served on the board for 12 years, whichever is earlier. If it is in the best interests of the company, the board may make exceptions to these guidelines if the director has received solid annual performance evaluations, has the necessary skills and experience, and meets the other board policies and legal requirements for board service.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

The board has a guideline of rotating the committee chairs every four years as a good governance practice. The board rotated the chair of the governance and sustainability committee in 2020, the audit committee in 2021 and the human resources committee in 2022.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Our director compensation has two components:

•	a flat fee annual cash retainer, with an additional flat fee annual cash retainer for the chair of each standing committee
•	equity compensation in the form of deferred share units (DSUs).

The chair of the board receives a higher flat fee annual cash retainer and a larger equity retainer to reflect the increased scope of responsibilities.

Fees are paid and DSUs are credited quarterly. Directors can choose to receive their cash fee in DSUs, a notional unit that tracks the value of Fortis shares (see page 41 for more information). Directors do not participate in our stock option plan, equity-based incentive plans or pension plans.

Our President and Chief Executive Officer receives executive compensation (see page 52) and does not receive director compensation as a member of the Fortis board.

Director annual cash retainer fees

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

The table below shows the 2024 director fee schedule compared to the previous two years. Following a review of director compensation in 2022, director compensation was amended to remove committee fees and provide a flat-fee structure for 2023 onwards as shown in the table below. As a result, compensation for committee chairs is consistent across the three committees.

	2024(1)	2023(2)	2022
Board chair cash retainer	$180,000	$180,000	$160,000
Board chair equity retainer (received as DSUs)	$245,000	$245,000	$245,000
Director cash retainer	$120,000	$120,000	$100,000
Director equity retainer (received as DSUs)	$150,000	$150,000	$135,000
Committee member retainers
Audit committee member	–	–	$10,000
Governance and sustainability committee member	–	–	$7,500
Human resources committee member	–	–	$7,500
Board chair selection committee member (ad hoc committee) (3)	–	–	$4,382
Committee chair retainers
Audit committee chair	$25,000	$25,000	$25,000
Governance and sustainability committee chair	$25,000	$25,000	$15,000
Human resources committee chair	$25,000	$25,000	$20,000
Board chair selection committee chair (ad hoc committee) (3)	–	–	$4,382

(1)	There were no changes to the director fee schedule for 2024.
(2)	Effective January 1, 2023, separate committee member retainers were removed and replaced with the all-in director retainer. Separate committee chair retainers were maintained but standardized with each committee chair receiving an annual retainer of $25,000.
(3)	Special retainer for serving on the board chair selection committee, an ad hoc committee established by the board in 2021. The 2022 retainer is a pro rata portion of the annual retainer of $7,500 paid to committee members in 2022 for the period the ad hoc committee remained active. The committee was disbanded in 2022.

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About DSUs

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests. To assist with this, non-employee directors receive part of their compensation in DSUs.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date and are reinvested in additional DSUs. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis.

Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15th of the year following retirement. U.S resident directors may elect to redeem their DSUs at a date not later than December 15th of the year following retirement or otherwise receive them 90 days after retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. We grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in U.S. dollars.

The director equity plan also allows the board to make discretionary grants of additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

Director share ownership target

Directors must acquire and maintain minimum holdings of common shares or DSUs equivalent to three times the value of their annual cash retainer within five years of joining the board.

New in 2024

In any year in which a director satisfies the share ownership target, the director may elect to receive 66% of their equity compensation in cash or common shares. The remaining 34% will continue to be paid in DSUs pursuant to the director equity plan.

The table below shows the directors' 2023 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs. In 2023 Ms. Durocher, Ms. Manes and Mr. Marchand elected to receive optional DSUs in lieu of their annual director cash retainer.

	2023 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity retainer	Optional DSUs
Tracey C. Ball	$450,765	33%	100%	0%
Pierre J. Blouin	$357,053	42%	100%	0%
Paul J. Bonavia (retired May 4, 2023)	$145,042	52%	100%	0%
Lawrence T. Borgard	$351,379	43%	100%	0%
Maura J. Clark	$401,024	37%	100%	0%
Lisa Crutchfield	$318,599	47%	100%	0%
Margarita K. Dilley	$509,540	29%	100%	0%
Julie A. Dobson	$377,637	40%	100%	0%
Lisa L. Durocher	$293,103	92%	56%	44%
Douglas J. Haughey (retired May 4, 2023)	$232,341	32%	100%	0%
Gianna M. Manes	$339,053	92%	48%	52%
Donald R. Marchand	$156,665	98%	49%	51%
Jo Mark Zurel	$474,610	52%	100%	0%
Total	$4,406,811

On January 1, 2024, we granted the directors' equity retainers for the first quarter of 2024: 385 DSUs to the chair of the board, who elected to receive 66% of equity compensation in cash, and 693 DSUs to each Canadian and U.S. resident non-management director except for those who elected to receive 66% of equity compensation in either common shares or cash and therefore were granted 236 DSUs.

DSUs were granted at a price of $54.11, the volume weighted average trading price of our common shares on the TSX for the previous five days, and US$40.91, the volume weighted average trading price of our common shares on the NYSE for the previous five days, for each Canadian and U.S. resident, respectively. In accordance with their elections, Ms. Ball, Mr. Blouin and Mr. Borgard received 66% of their equity compensation in common shares and Ms. Dilley and Mr. Zurel received 66% of their equity compensation as a cash payment.

In addition, Mr. Borgard, Ms. Durocher and Mr. Marchand received optional DSUs in lieu of their annual director cash retainer on January 1, 2024, equivalent to 733 DSUs for Mr. Borgard and 554 DSUs for each of Ms. Durocher and Mr. Marchand.

2024 MANAGEMENT INFORMATION CIRCULAR	41

Communicating with the board

The board supports regular, open and constructive dialogue with shareholders. Shareholders, employees and others can communicate directly with the board, including the committee chairs, at any time by contacting the chair of the board.

We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board continues to host board-shareholder meetings every two years, most recently in 2022.

The chair will review meeting requests in consultation with the President and CEO and the CLO. The chair of the board will always try to respond in a timely manner with support from the CLO.

Any meetings with shareholders or other stakeholders must be in accordance with our shareholder engagement policy and disclosure policy.

Contact the chair of the board

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street, PO Box 8837
St. John's, NL A1B 3T2
Canada
Tel:    709.737.2800

Fax:   709.737.5307

Email: jzurel@fortisinc.com

42	FORTIS INC.

3	EXECUTIVE COMPENSATION

Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive to attract and retain top talent and reward our executives for performance and their contribution.

We begin this section with a message from the chair of the human resources committee about the key activities in 2023 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

Where to find it

43 Message from the chair of the human resources committee

46 Compensation discussion and analysis

46 Compensation strategy

46 Compensation governance

52 Compensation design and decision-making

55 2023 Executive compensation

72 Share performance and cost of management

76 Compensation details

Message from the Chair of the Human Resources Committee

Dear fellow shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy where executive pay is linked to performance, competitive with the market and aligns with shareholder interests and with Fortis' corporate strategy.

The executive compensation program is designed to attract and retain highly qualified executives and motivate them to deliver strong absolute and relative business performance and strong individual performance without excessive risk-taking. We target executive pay at the median of the market with a compensation mix balanced for short and long-term results. Payouts are capped to minimize and discourage excessive risk taking and EPS is the key financial performance measure used in our annual incentive and long-term PSU awards as it is a strong measure of performance and a commonly used metric in the utility industry.

Pay for performance

Fortis executed well on its business and strategic priorities in 2023 (see the Message to shareholders beginning on page 2).

Corporate performance, accounting for 70% to 90% of the executives' annual incentive, was assessed at a factor of 155% for 2023. Combined with a lesser weighted individual performance, 2023 annual incentive awards averaged 152.5% of target for our five named executives (see the discussion beginning on page 56).

PSUs granted in 2021 vested on January 1, 2024 at 108.5% of target (see page 68) and is reflective of a strong cumulative EPS result compared to target EPS and near median relative TSR over the three-year period.

Compensation governance

The committee conducts regular formal reviews of the executive compensation program, with some aspects reviewed annually while others are reviewed periodically (see page 47), and stays informed of market practices. It also oversees DEI and talent management and monitors Fortis' progress in these areas (see pages 30 and 65).

In 2023, the committee's independent consultant conducted an annual update to the compensation risk assessment completed in 2021, and they noted that there were no material changes from the prior year assessment and concluded that Fortis has a responsible and effective approach to risk management (see page 47).

New in 2023

As disclosed in our 2023 management information circular, the committee approved several compensation program changes for 2023. The key changes included: (i) an update of the components in the sustainability and people category of the corporate performance factor of our annual incentive, to better align with company strategy - ESG leadership and safety components - both increased from 10% to 15% each, with no change in the overall 40% weighting of the category; (ii) the addition of a DEI modifier for the 2023 PSU awards; and (iii) amendments to the termination and retirement provisions under the PSU and RSU plans. These changes underline Fortis' commitment to sound compensation principles that support company strategy, good governance and strong sustainability performance. You can read about these and other changes in more detail on page 49.

2024 MANAGEMENT INFORMATION CIRCULAR	43

We also adopted an updated executive compensation clawback policy in October 2023 (see page 51 for more information).

New in 2024

We adopted a new omnibus equity plan (Omnibus Plan), effective January 1, 2024, which replaces the Fortis 2020 RSU plan, the Fortis 2015 PSU plan and each of the applicable respective subsidiary executive PSU or share unit plans for purposes of equity-based compensation (collectively, the Predecessor Plans). For new grants issued on or after January 1, 2024, PSUs and RSUs awarded to executive officers and employees of Fortis and applicable subsidiaries were issued under the Omnibus Plan. The Omnibus Plan does not represent a substantive change in Fortis' executive compensation policy or practices but is designed to make administration of existing policies and practices easier. The Omnibus Plan was conditionally approved by the board in October 2023 and conditionally accepted by the TSX on November 24, 2023, subject to approval by a majority of votes cast by shareholders in person or by proxy at the meeting. You can read about this item of business in more detail beginning on page 12, with the full plan text in Appendix C beginning on page 104. Changes to the 2024 annual incentive are detailed on page 54.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders will have the opportunity to have their say on executive pay at our 2024 annual and special meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 92.55% of votes cast were in favour of our approach to executive compensation.

On behalf of the committee, I encourage you to read the compensation discussion and analysis beginning on page 46 before you vote your shares. We look forward to receiving your feedback.

Sincerely,

Julie A. Dobson

Chair, Human Resources Committee

44	FORTIS INC.

Our 2023 named executives

David G. Hutchens | President and Chief Executive Officer (President and CEO)
Mr. Hutchens was appointed President and Chief Executive Officer of Fortis effective January 1, 2021. Mr. Hutchens assumed the newly created role of Chief Operating Officer on January 1, 2020, broadening his responsibilities to include operational oversight of our 11 utility operations while remaining Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services. Mr. Hutchens was first appointed an officer of Fortis in January 2018 when he became Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Mr. Hutchens' career in the energy sector spans more than 25 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens holds a Bachelor of Aerospace Engineering degree and a MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC Holdings and FortisBC.
Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)
Ms. Perry was appointed EVP, CFO on June 1, 2018, and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and lastly as President and Chief Executive Officer. Ms. Perry was Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University of Newfoundland and received her Chartered Accountant designation in 1995. Ms. Perry serves on the boards of UNS Energy and ITC Holdings. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador. She currently serves on the board of Shorefast and is a past board member and Chair of the Health Care Foundation.
James R. Reid | Executive Vice President, Sustainability and Chief Legal Officer
(EVP, Sustainability and CLO) Mr. Reid joined Fortis on March 5, 2018 as EVP, Chief Legal Officer and Corporate Secretary and was appointed to his current role on July 1, 2022. He was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where he practiced for 20 years and had a 15-year relationship with Fortis, having advised on corporate governance matters, large capital market transactions, regulatory applications and mergers and acquisitions in both Canada and the U.S. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He was also an original member of the Dean's Advisory Committee for the Centre for Business Law at the University of British Columbia, serving until 2020. Mr. Reid serves on the boards of Central Hudson and FortisBC. He also serves on the board of directors of Wataynikaneyap Power PM, a Fortis subsidiary acting as the project manager for the Wataynikaneyap Transmission Power Project.

Gary J. Smith | Executive Vice President, Operations and Innovation (EVP, Operations and Innovation)
Mr. Smith has held a number of senior leadership positions with the Fortis Group throughout his 35-year tenure including Executive Vice President, Eastern Canadian and Caribbean Operations of Fortis Inc.; President and Chief Executive Officer of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta. He holds a Bachelor of Engineering (Electrical) from Memorial University and completed the Finance for Senior Executives Program at Harvard Business School. Mr. Smith serves on the boards of FortisAlberta, FortisOntario, UNS Energy, Caribbean Utilities, FortisTCI and Fortis Belize. He is also Chair of the board of directors of Wataynikaneyap Power PM. He serves on the board of Junior Achievement Canada, as Chair of the board of the Dr. H. Bliss Murphy Cancer Care Foundation and as a member of the Dean's Advisory Committee to the Faculty of Engineering and Applied Science at Memorial University. Mr. Smith is a former director of the Canadian Electricity Association and was elected as a Fellow of the Canadian Academy of Engineering in 2021. He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and the Steering Committee on Power Engineering for the Canadian Standards Association (CSA).

Mr. Smith recently received the 2023 CSA Group Award of Merit in recognition of longstanding commitment, leadership and dedication to the development of electrical standards. Mr. Smith has been a CSA Group member for over three decades and has served on the CSA technical committees, strategic steering committee on power engineering and the climate change adaptation task group.

Stuart I. Lochray | Senior Vice President, Capital Markets and Business Development
(SVP, Capital Markets and Business Development)
Prior to joining the Fortis team in September 2021, Mr. Lochray held various positions with Scotiabank, most recently serving as Managing Director and Head, U.S. Corporate and Investment Banking in Houston, Texas where he led and managed 225+ professionals throughout Corporate and Investment Banking, Equity Capital Markets and Global Business Payments. Mr. Lochray has also served as Managing Director in various other areas of investing banking with a focus on the power and utilities sector. Mr. Lochray is a Master of Engineering and MBA graduate whose career has spanned North America and the United Kingdom, as well as Pakistan. Mr. Lochray currently serves on the board of FortisAlberta.

2024 MANAGEMENT INFORMATION CIRCULAR	45

COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Fortis is a leader in the regulated gas and electric utility industry in North America.

Our executive compensation program is linked to performance and competitive with the market, so we can attract and retain top talent and appropriately reward our executives for performance and their contribution. The program design is based on six core principles:

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Independent advice

The committee receives third party advice and special expertise from external advisors to help it carry out its duties. Southlea Group was appointed as the primary independent compensation consultant in May 2022 after a RFP process.

The committee also engages Korn Ferry periodically to provide job evaluation services and market compensation data and Willis Towers Watson (WTW) periodically to advise on market compensation data for non-executive positions. In addition, Mercer provides the committee with general pension consulting and actuarial advice.

46	FORTIS INC.

Southlea Group provided the following services to the committee in 2023:

•	provided ongoing advice on executive and compensation matters, including strategic design decisions

•	completed an evaluation of the composition of the compensation comparator group and the PSU performance peer group

•	benchmarked the competitiveness of target compensation for the CEO and senior executive roles

•	conducted an executive compensation risk assessment update

•	supported the review of Fortis' equity plans and certain plan amendments implemented effective January 1, 2023 and the new Omnibus Plan effective January 1, 2024.

The table below shows the fees we paid to the four firms in the last two years:

	Executive compensation related fees		All other fees (1)
	2023	2022	2023	2022
Southlea Group Executive compensation, including a compensation review and executive benchmarking and risk assessment update, strategic compensation research and analysis and director compensation review	$232,460	$148,174	$51,500	$40,263
Korn Ferry Job evaluation, compensation data and executive benchmarking for VP roles	$55,848	$52,498	–	–
Mercer Pension consulting	$117,314	$130,935	–	–
WTW Consulting services for non-executive market benchmarking and performance management framework	–	$39,622	$32,369	$40,804

(1)	Includes executive development consulting and coaching services, non-executive salary structure review, health and benefits consulting, director compensation consulting and other consulting services.

The human resources committee acts in Fortis' best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management's approval to use external consultants, and the committee is informed when management uses the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2023, our subsidiaries engaged three of the above advisors and paid a total of $2,178,775 to WTW, $765,286 to Mercer and $166,354 to Korn Ferry for pension, actuarial, executive and non-executive compensation consulting services. In 2023, our U.S. subsidiaries also paid a total of $248,038 to FW Cook to complete an executive compensation risk assessment, provide a review of market trends and incentive plan design and to benchmark the competitiveness of target compensation for senior executive roles.

The committee considered and confirmed the independence of the advisory team prior to appointing Southlea Group as its independent advisor and continues to assess the independence of consultants on an ongoing basis.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

2024 MANAGEMENT INFORMATION CIRCULAR	47

Annual review

The annual review focuses on three areas:

•	updating benchmarking of our pay levels

•	determining incentive compensation for the prior year

•	setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual incentive and PSU award in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis’ executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

•	a relative valuation of roles

•	an assessment of any newly established executive positions

•	the comparator group for relevance and appropriateness

•	the compensation mix

•	annual and long-term incentive plan designs and performance measurement

•	compensation risk

•	other policies and provisions.

Compensation risk assessment

In 2023, the committee engaged Southlea Group to conduct an annual update to the comprehensive risk assessment completed in 2021 and subsequent update in 2022. Southlea noted that there were no material changes to the executive compensation program from the prior year assessment. They concluded that Fortis has a responsible and effective approach to risk management and compensation governance and that there does not appear to be any significant risks arising from the executive compensation program that are likely to have a material adverse effect on Fortis.

A comprehensive risk assessment is completed every three years, with the next detailed assessment to be completed in 2024.

Compensation review

Southlea Group, as of May 2022, and WTW previously conducted and provided input to compensation reviews to ensure our compensation program aligns with our strategy and to compare our compensation policies to market practice.

Several changes were implemented over the last few years:

•	2021 – we added a new measure to our annual incentive to address carbon reduction and climate change priorities, increasing the overall weighting of sustainability performance and reducing the weighting of the cash flow measure

•	2022 – we adopted a single North American compensation comparator group, introduced new performance measures and weightings under the annual incentive and 2022 PSU award, eliminated new stock option awards for Canadian executives, increased share ownership guidelines for the President and CEO and implemented double trigger change of control provisions for PSU and RSU awards beginning in 2022

•	2023 – see New in 2023 on page 49.

You can read about these changes beginning on page 49. We are also implementing some program changes in 2024 which are summarized on page 54. Details will be provided in our 2025 management information circular.

2. Equity-based compensation

Since 2022, a significant portion of executive pay is deferred and granted as PSUs and RSUs. These vest over the long term to align more closely with shareholder interests and to mitigate risk. See page 64 to read about our long-term incentive plans and page 49 to read about amendments to our equity plans, effective January 1, 2023.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

48	FORTIS INC.

•	The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on EPS performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

For 2023, our corporate targets under the annual incentive included two financial measures – EPS and cash flow – which accounted for 60% of the corporate performance assessment and a sustainability and people performance category which accounted for 40%.

•	PSUs link pay directly to performance against pre-established measures – cumulative earnings per common share, TSR relative to our peers, and carbon emission reductions beginning in 2022. A minimum level of performance must be met, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor's (S&P)) at the end of the three-year performance period.

•	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs are settled in cash or Fortis common shares.

•	Stock options were awarded to Canadian-resident named executives and other members of senior management prior to 2022 to motivate and retain senior talent and to reward significant performance achievements. In 2022, we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives.

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 52.

New in 2023

Annual incentive – We adjusted the corporate and subsidiary performance weightings for the EVP, Operations and Innovation to reflect the elevated corporate focus for the role; subsidiary performance decreased from 30% to 20% and corporate performance increased from 60% to 70%.

We maintained our 40% weighting for sustainability and people category in 2023 and adjusted the weightings of specific components to better align with company strategy: ESG leadership and safety performance each increased from 10% to 15%.

2023 PSU award – We included a measure in the form of a DEI modifier focused on the achievement of corporate-wide executive representation targets (see page 65).

Equity incentive plans – We amended our PSU and RSU plans to incorporate changes to termination and retirement provisions, effective January 1, 2023. The amendments reflected changes to the notice period and vesting treatment on an involuntary termination without cause, refinement of the definition of retirement and a change to the timing of settlement of RSUs on retirement.

Clawback policy – We implemented an updated executive compensation clawback policy, effective October 2, 2023 (see Clawback policy on page 51).

See page 54 to read about program changes implemented for 2024.

4. Share ownership requirements

We require our executives to own equity in Fortis so they have a vested interest in our future success and to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and any RSUs they hold. Share ownership requirements increase by executive level. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives meet their share ownership requirement. We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares on the TSX for the five trading days ending December 31.

2024 MANAGEMENT INFORMATION CIRCULAR	49

The table below shows the share ownership details for each named executive as at March 15, 2024. We used their annual base salary at December 31, 2023 and $53.80, the closing price of our common shares on the TSX on March 15, 2024, to determine compliance as of the date of this circular and the market value of their shareholdings.

	Share ownership requirement (as a multiple of base salary)		Shares owned (#/$)	RSUs owned (#/$)	Total shares and RSUs (#/$)	Meets requirement/ ownership (as a multiple of base salary)
David Hutchens President and CEO	6	x	127,948 /$6,883,603	110,539 /$5,946,998	238,487 /$12,830,601	yes (7.6x)
Jocelyn Perry EVP, CFO	3	x	53,777 /$2,893,203	23,146 /$1,245,255	76,923 /$4,138,458	yes (5.7x)
James Reid EVP, Sustainability and CLO	3	x	31,767 /$1,709,065	19,049 /$1,024,836	50,816 /$2,733,901	yes (3.9x)
Gary Smith EVP, Operations and Innovation	3	x	41,758 /$2,246,580	19,479 /$1,047,971	61,237 /$3,294,551	yes (4.7x)
Stuart Lochray SVP, Capital Markets and Business Development	1	x	14,233 /$765,736	12,604 /$678,095	26,837 /$1,443,831	yes (2.5x)

See page 52 for details about the settlement of RSU awards if an executive has not met their share ownership requirement.

An executive who does not comply with the share ownership policy may not be eligible for grants of long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the chair of the human resources committee and discuss the possibility of an alternate plan that balances the goals of the policy and the executive's circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2023.

Post-retirement equity commitment

When an executive retires, they maintain an equity interest in Fortis through their holdings in PSUs, RSUs (beginning with grants in 2023) and stock options (as applicable). Upon retirement, all PSUs held by the executive continue to vest in accordance with the normal schedule based on absolute and relative performance during the relevant period. RSUs granted in 2023 and later will continue to vest in accordance with the normal schedule, while all unvested options continue to vest in accordance with the normal schedule for two years with any remaining unvested options vesting immediately two years after retirement (see page 49).

See page 49 to read about the amendments to our equity plans effective January 1, 2023.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities.

Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2023.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or the EVP, Sustainability and CLO. The same also applies if an officer wants to exercise stock options.

Executives who have received stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

50	FORTIS INC.

Clawback policy

Effective October 2, 2023, we adopted an updated executive compensation clawback policy aligned with SOX and the new requirements of the SEC and NYSE.

The Fortis executive compensation clawback policy applies SEC and NYSE clawback rules on a mandatory basis to specified Fortis executives and on a discretionary basis for all other Fortis executives. The board shall promptly recoup the amount of any incentive-based compensation granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. Clawback is triggered by an accounting restatement due to material non-compliance with any financial reporting requirement under securities law, and covers a period of three fiscal years preceding the date that Fortis is required to prepare an accounting restatement.

SOX clawback requirements apply to all Fortis executives. In the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable laws, or in the event of fraud, gross negligence or intentional misconduct by an executive, whether or not such conduct gives rise to a restatement, the board may determine to recoup compensation, require repayment of, or cancel any compensation linked to the financial or share performance of Fortis paid, awarded or granted to any executive and any profits realized from the sale of Fortis securities by an executive, in each case in respect of the 12-month period following the first public issuance or filing of the financial results that are subject of the restatement or any event of fraud, gross negligence or intentional misconduct.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions, including the vesting of equity awards in special circumstances. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability and people results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

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Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executive officers for performance over different time horizons: short term, long term and full career. This ensures executives are focused on both short and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the 2023 compensation mix for the President and CEO. The compensation disclosed for full-career performance represents the annual company contributions to a deferred compensation plan (see page 71).

The compensation structure for the President and CEO and other named executives is summarized in the table below.

Current-year performance	Annual base salary	Fixed level of compensation based on role, competitive with the market
	Annual incentive (at risk) (see page 56)	Cash bonus based on corporate and individual performance against pre-determined targets Motivates executives to achieve strong annual business performance and align executive and shareholder interests
Long-term performance 75% PSUs 25% RSUs	Performance share units (PSUs) (at risk) (see page 64)

Equity‐based incentive for strong future performance and alignment of executive and shareholder interests

Vest at the end of three years based on absolute and relative performance, including the new DEI modifier for the 2023 PSU awards, paid out in cash based on our share price at time of vesting. See 2024 Program changes – Omnibus Equity Plan on page 54

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (at risk) (see page 64)

Equity‐based incentive associated with ongoing executive service, supporting long‐term growth and alignment of executive and shareholder interests

Vest at the end of three years based on our share price and settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting their share ownership requirement. See 2024 Program changes – Omnibus Equity Plan on page 54

Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Full-career performance	Employee share purchase plan (ESPP) (see page 69)

Employee plan that encourages share ownership

Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

	Retirement benefits (see page 70)	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans

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Compensation decision-making

Benchmarking to the median

We benchmark our compensation levels annually to monitor market trends and to make sure we pay competitively. We target executive compensation at the median of the market.

Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the human resources committee reviews the information and recommends any compensation adjustments to the board. There were no changes to the compensation comparator group for 2023.

The North American comparator group includes a mix of Canadian and U.S. utilities and a more select list of companies in related industries in Canada as shown in the image to the right. All 20 companies in the group are publicly traded and are similar in size to Fortis based on revenue, market capitalization and total assets. Fortis ranks near the 50th percentile of the compensation comparator group.

For purposes of compensation benchmarking, we treat the U.S. dollar compensation values at par.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market and the WTW U.S. Energy Services Executive Compensation Survey.

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the below shows the actual 2023 compensation mix for each named executive. See 2023 Executive compensation on page 55 for details.

Setting performance targets

Corporate, subsidiary (as applicable) and individual performance objectives are set for the annual incentive after the business plan has been approved by the board.

The President and CEO proposes to the human resources committee corporate performance targets which are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking. Targets are reviewed in the context of alignment with shareholder interests, general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets.

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Utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee considers past performance and stress tests possible pay outcomes based on different performance scenarios as part of the regular planning process, and may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that are reviewed and approved by the committee. The objectives support the business plan and our strategic priorities. The President and CEO submits his own individual performance objectives and recommends the individual performance objectives for the other named executives for review and discussion. The committee also establishes performance targets for the PSU awards with reference to the business plan and our long-term strategy.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances, and recommends the annual incentive awards to the board for approval.

The committee recommends any salary adjustments for the named executives to the board, and approves the performance assessment for vested PSU awards and the related payout. The committee also approves grants of long-term incentive awards.

Using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2024 Program changes

We are implementing a number of changes to our compensation program in 2024 to support our company strategy and good governance.

Annual incentive

•	Introduction of a funds from operations (FFO) to debt ratio, an S&P credit metric, weighted at 10%, to replace the existing cash flow measure
•	New climate and employee engagement performance measures included in the sustainability and people category, with no change to the total 40% weighting of this category, which also includes safety and reliability measures
•	Change to the target setting approach for safety and reliability measures to recognize our historical performance and the performance of our peers
•	An increase in the corporate performance weighting for the SVP, Capital Markets and Business Development from 70% to 90%, with a corresponding decrease in the individual performance weighting

Long-term incentive – PSUs

•	No DEI modifier for 2024 PSU awards as the 2023 DEI modifier, based on the achievement of corporate-wide executive representation targets, covers the period from January 1, 2023 through to the end of 2025
•	New TSR performance peer group for 2024 to include two additional Canadian energy companies and the removal of four existing U.S. utility companies, effectively increasing the Canadian representation of the group from 12% to approximately 22%. The new TSR performance peer group is comprised of 23 companies: five Canadian and 18 U.S.

Omnibus Equity Plan

Beginning in 2024, applicable PSUs and RSUs granted to executive officers and employees of Fortis and applicable subsidiaries will be awarded under the new Omnibus Plan.

Further details will be provided in our 2025 management information circular. You can read more about the Omnibus Plan on pages 12 and 81 and in Appendix C beginning on page 104.

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2023 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards for corporate and individual performance.

A significant portion of total direct compensation is at risk to align executive and shareholder interests, and at-risk pay is highest for the President and CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, geographic and regulatory diversity, operating expertise, reputation and financial strength to drive sustainable growth and deliver a cleaner energy future.

We have identified eight key strategic initiatives to achieve the growth that our shareholders expect:

1.	Maintain strong regulatory relationships

2.	Provide safe and reliable service

3.	Execute our capital investment plan

4.	Execute on clean energy transition and advance sustainable business practices

5.	Advance innovation and technology to maintain and invest in system resiliency, innovation and cybersecurity

6.	Focus on our people and a culture of engagement and inclusion

7.	Strengthen our focus on our customers and the communities we serve

8.	Maintain investment-grade credit ratings.

Fortis continued to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 72.

The table below shows the breakdown of 2023 total direct compensation for the named executives. Note that the value of the PSUs and RSUs is not guaranteed and reflects the grant value on January 1, 2023. You can read more about our incentive plans beginning on page 56.

	Base salary		Annual incentive		Performance share units		Restricted share units		Total	At-risk portion
David Hutchens President and CEO	$1,686,625	(1)	$3,257,210	(1)	$6,031,313	(2)	$2,010,438	(2)	$12,985,586	87%
Jocelyn Perry EVP, CFO	$720,000		$889,000		$1,242,000		$414,000		$3,265,000	78%
James Reid EVP, Sustainability and CLO	$700,000		$865,000		$1,050,000		$350,000		$2,965,000	76%
Gary Smith EVP, Operations and Innovation	$700,000		$824,000		$1,050,000		$350,000		$2,924,000	76%
Stuart Lochray SVP, Capital Markets and Business Development	$570,000		$521,000		$684,000		$228,000		$2,003,000	72%

(1)	Mr. Hutchens is a U.S. resident and his salary and annual incentive has been converted from U.S. dollars to Canadian dollars for disclosure purposes, using the 2023 average exchange rate of US$1.00 = $1.3493.

(2)	The value of PSUs and RSUs granted to Mr. Hutchens on January 1, 2023 has been converted from U.S. dollars to Canadian dollars for disclosure purposes, using the December 30, 2022 exchange rate of US$1.00 = $1.3544.

Salary

Salary adjustments usually go into effect on January 1. The committee considers market adjustments to appropriately position pay compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive's depth of skills and experience. The committee brings forward recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 76 for the salaries paid to the named executives in the last three fiscal years.

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Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The 2023 target award and performance weightings vary by role and are provided below.

	Annual incentive target		Performance mix
	(as % of salary)		Corporate	Subsidiary	Individual	Total
David Hutchens President and CEO	125	%(1)	90%	—	10%	100%
Jocelyn Perry EVP, CFO	80%		90%	—	10%	100%
James Reid EVP, Sustainability and CLO	80	%(1)	90%	—	10%	100%
Gary Smith (new performance mix weightings in 2023) EVP, Operations and Innovation	80%		70%	20%	10%	100%
Stuart Lochray SVP, Capital Markets and Business Development	60%		70%	—	30%	100%

(1) Target award was adjusted in 2023, as a result of benchmarking.

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•	If we do not achieve a minimum level of performance, the payout for that measure is zero.
•	Generally no awards are paid if corporate performance is below threshold performance.
•	If individual performance is judged to be unsatisfactory, no award is paid even if certain threshold performance or targets are met.
•	The award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 54.
•	All circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual cash flow against target cash flow, as recommended by the human resources committee.

2023 Annual incentive performance summary

The 2023 corporate performance factor, which measures financial performance and sustainability and people performance was assessed at 155% as follows:

2023 Corporate performance	Result	Weighting	Performance factor
Financial performance
EPS	200%	50%	100%
Cash flow	0%	10%	0%
Sustainability and people performance Focuses on ESG leadership, safety and reliability	137.5%	40%	55%
Total		100%	155%

Details about our 2023 EPS, cash flow and sustainability and people performance follow on pages 57 to 61.

Individual performance was assessed at 150% for Mr. Hutchens, 148% for Ms. Perry, 150% for Mr. Reid, 146% for Mr. Smith and 146% for Mr. Lochray (see pages 62 and 63).

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The table below shows the calculation of the 2023 annual incentive. Amounts reflect adjustments due to rounding.

David Hutchens (4)	$1,686,625	125%	155%	–	150%	$3,257,210	154.5%	25.1%
Jocelyn Perry	$720,000	80%	155%	–	148%	$889,000	154.3%	27.2%
James Reid	$700,000	80%	155%	–	150%	$865,000	154.5%	29.2%
Gary Smith	$700,000	80%	155%	120.2%	146%	$824,000	147.1%	28.2%
Stuart Lochray	$570,000	60%	155%	–	146%	$521,000	152.3%	26.0%

(1)	Reflects a 90% weighting for Mr. Hutchens, Ms. Perry and Mr. Reid, and 70% for Mr. Smith and Mr. Lochray.

(2)	Reflects a 20% weighting for Mr. Smith.

(3)	Reflects a 10% weighting for Mr. Hutchens, Ms. Perry, Mr. Reid and Mr. Smith and 30% for Mr. Lochray.

(4)	The annual incentive award for Mr. Hutchens is paid in U.S. dollars and has been converted to Canadian dollars for disclosure purposes, using the 2023 annual average exchange rate of US$1.00 = $1.3493.

2023 Annual incentive performance assessment

In 2023, Fortis delivered net earnings attributable to common equity shareholders of $1.5 billion, or $3.10 per common share, compared to $1.3 billion, or $2.78 per common share in 2022. The increase in earnings was primarily driven by rate base growth across our utilities, the new cost of capital parameters approved for FortisBC effective January 1, 2023, and new customer rates at Tucson Electric Power in Arizona, effective September 1, 2023.

We continued to advance our sustainability and people priorities in 2023. Progress was made on carbon reduction and climate priorities and employee engagement initiatives. Highlights include the completion of a materiality assessment as disclosed in our 2023 sustainability update report and receipt of third-party assurance on our 2022 scope 1 and scope 2 emissions and select board diversity metrics. We achieved a 33% reduction in our scope 1 emissions through 2023 relative to the 2019 base level and continue to demonstrate progress toward our interim target of 50% reduction in GHG direct emissions by 2030. In 2023, we completed an enterprise-wide employee inclusion and engagement survey as an important step in understanding and benchmarking employee perceptions of inclusion. We remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers. Our safety and reliability results in 2023 continue to outperform industry averages in Canada and the U.S., with results achieved in the top quartile relative to industry peers.

The human resources committee reviewed and approved the targets and results and included them with their compensation recommendations to the board for its review and approval (see page 54).

A detailed discussion of our 2023 performance under the annual incentive begins on the next page. See page 91 for information about non-US GAAP measures used for the annual incentive.

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2023 Annual incentive

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year

1. 2023 Corporate performance factor: 155%

	Result	2023 Weighting	Annual incentive result (% of target)
Financial performance (60%)
EPS	200.0%	50%	100.0%
Cash flow	0%	10%	0%
Sustainability and people performance (40%)
ESG leadership	130.0%	15%	19.5%
Safety performance	116.7%	15%	17.5%
Reliability
Electrical system reliability
- SAIDI	150.0%	4%	6.0%
- FSLO	200.0%	2%	4.0%
Gas system performance	200.0%	4%	8.0%
2023 Corporate performance factor			155%

Financial performance

EPS: 50% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2023, these were set with reference to our annual business plan as approved by the board, actual results for the prior year, any new information subsequent to the approval of the business plan and growth expectations.

Determining the payout

The table below sets out our 2023 target and payout levels for EPS. The award is capped at 200% of target (see page 56 for details).

Minimum	Target		Stretch	Maximum
(50%)	(100%)		(150%)	(200%)
$2.87	$2.92	(1)	$2.95	$2.98

The graph to the below shows our 2023 adjusted EPS for annual incentive purposes of $3.02 against the target, resulting in a payout of 200%.

2023 EPS results

Target EPS		Reported EPS	Adjusted EPS for annual incentive (2)	2023 Annual incentive result (% of target)
$2.92	(1)	$3.10	$3.02	200%

(1)  Target reflects an assumed average foreign exchange rate of $1.30 for 2023.

(2)   Non-US GAAP measure (see page 91).

Things to note

For the purposes of calculating the EPS component of corporate performance, adjusted EPS for financial reporting purposes (see page 91 for non-US GAAP measures) was used. Reported 2023 EPS of $3.10 was adjusted as follows:

•	exclude $15 million related to the disposition of Aitken Creek; comprised of a $10 million after-tax gain and $5 million of net earnings at Aitken Creek, recognized in accordance with US GAAP, during the March 31, 2023 to November 1, 2023 stub period

•	exclude $2 million of unrealized losses on the mark-to-market accounting for derivatives associated with Aitken Creek

•	exclude $9 million of tax expense related to the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa

•	remove the $34 million earnings impact associated with the higher 2023 actual average foreign exchange rate of $1.35 compared to the projected rate of $1.30 assumed in the annual business plan.

The above adjustments decreased reported earnings per share by $0.08, resulting in an EPS of $3.02 for annual incentive purposes.

These adjustments were made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets.

No further adjustments were applied for annual incentive purposes.

58	FORTIS INC.

Cash flow: 10% weighting

Cash flow is defined as operating cash flow before changes in working capital. Target and related payout levels were determined with reference to our annual business plan as approved by the board, actual results for the prior year and any new information subsequent to the approval of the business plan.

Determining the payout

The table below sets out our 2023 cash flow target and payout levels. The award is capped at 200% of target (see page 56 for details).

($millions)

Minimum (50%)	Target (100%)		Stretch (150%)	Maximum (200%)
$3,552	$3,674	(1)	$3,821	$3,894

The graph to the below shows our 2023 cash flow for annual incentive purposes of $3,543 million against the target, resulting in a payout of 0%.

2023 Cash flow results

($millions)

Target cash flow (1)	Reported cash flow (2)	Cash flow for annual incentive (3)	2023 Annual incentive result (% of target)
$3,674	$3,626	$3,543	0%

(1)	Target reflects an assumed average foreign exchange rate of $1.30 for 2023.
(2)	Reported 2023 cash flow represents operating cash flow before changes in working capital.
(3)	Non-US GAAP measure (see page 92).

Things to note

The inclusion of a cash flow measure reinforces our commitment to maintain our investment-grade credit ratings.

Cash flow continued to be an important measure due to macro-economic pressures related to inflation, customer rate pressure and related collection considerations.

Reported cash flow before changes in working capital of $3,626 was adjusted to remove the $83 million cash flow impact associated with the higher 2023 actual average foreign exchange rate of $1.35 compared to the projected rate of $1.30 assumed in the annual business plan.

Cash flow performance in 2023 was below threshold performance largely due to growth in cash flow assumed in the target that did not materialize, and higher holding company interest costs.

Sustainability and people performance: 40% weighting

Focuses on ESG leadership, safety and reliability:

ESG leadership (15% weighting)

The ESG leadership measure has four equally weighted performance objectives as outlined on page 60

Performance hurdle: A Fortis-wide inclusion and engagement survey was required to be designed and adopted for any payout on ESG leadership in 2023 (see page 60

Safety performance (15% weighting)

We measure the safety of our people using the All Injury Frequency Rate

Target was set by applying a 3% improvement factor to our average performance over the previous three years

Reliability (10% weighting)

Reliability targets reflect utility industry standard measures

Targets were set by applying a 3% improvement factor to our average performance over the previous three years:

•	Electrical system reliability:
– System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4%)
– Forced, Sustained Line Outages (FSLO) for ITC (2%)
•	Gas system performance:
– Gas Leaks per Customer (4%)

Things to note

Our performance measures for ESG leadership, safety and reliability reflect our focus and commitment to superior sustainability performance.

ESG leadership

ESG leadership initiatives were well executed in 2023. The committee reviewed our performance for 2023 in the four areas of focus and our performance against the 2023 performance hurdle and concluded that performance aligned with a payout of 130% (see page 60).

Safety performance

We achieved top quartile safety performance in 2023, relative to our industry peers, and exceeded target payout. Safety and injury prevention remain a key priority.

Reliability

We continued to outperform industry averages in reliability and in 2023 achieved or exceeded top quartile performance, relative to our industry peers, in each of electrical, transmission and gas system reliability.

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ESG leadership (15% weighting)

Determining the payout

The human resources committee selected four initiatives to advance our ESG leadership in 2023.

The tables that follow below set out our 2023 ESG leadership target, payout levels and results:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
Complete two objectives	Complete three objectives	Complete four objectives plus one additional objective to advance ESG leadership	Determined at the discretion of the committee

2023 Performance hurdle: To achieve any payout for ESG leadership, a Fortis-wide inclusion and engagement survey was required to be designed and adopted. The human resources committee believes this survey is a critical step to advance DEI initiatives such as workforce diversity targets and benchmarking employee perceptions of inclusion.

The human resources committee solicits the input of the governance and sustainability committee in assessing performance against the ESG leadership objectives. For 2023 it was concluded that the performance hurdle was achieved. The Fortis-wide inclusion and engagement survey was designed, finalized and launched in October 2023. Efforts in 2024 will focus on analysis of the survey results and development of action plans.

The committee acknowledged the progress made in 2023 in the four objective areas, plus one additional objective to advance ESG leadership, as outlined below, and concluded that the ESG leadership priorities were well executed in 2023, representing performance at 130% for this measure, as reflected in the graph below.

2023 ESG leadership results – Performance objective highlights

1. Improve year-over-year sustainability performance in four key areas of focus, all equally weighted	2. Include at least two advancements in the 2023 sustainability update report	3. Complete comprehensive scope 3 emissions measurement	4. Advance TCFD alignment

2023 highlights

Improvement achieved in four key areas:

•   Year-over-year reductions (improvements) achieved in the percentage of midyear rate base related to coal-fired electricity generation, scope 1 emissions and annual voluntary full-time employee turnover (as a % of total workforce)

•    Improvement also evidenced through the increase in customer savings from Fortis efficiency and demand side-management programs

2023 highlights

•    Sustainability update report released in August 2023. Significant advancements included:

•  external assurance of certain scope 1 and
scope 2 emissions and certain board diversity metrics

•  completion and disclosure of an ESG materiality assessment, conducted in alignment with GRI and SASB frameworks

		2023 highlights • Scope 3 emissions project completed • 2024 sustainability report will include advancements on scope 3 reporting for material categories identified	2023 highlights • Climate report completed and released in March 2024, including Phase II of the TCFD assessment

In 2023, we completed one additional objective to advance ESG leadership. Fortis has progressively focused on the accuracy of and internal controls over sustainability metrics and, in 2023, we made further progress in this area through the development and launch of an enterprise-wide internal control for sustainability reporting (ICSR) program. The ICSR program will advance internal controls and support anticipated mandatory disclosure. Work completed included a consolidated scoping exercise to identify material sustainability key performance indicators (KPIs).

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Safety performance (15% weighting)

Determining the payout

The table below shows how we assess safety performance using the All Injury Frequency Rate:

Actual performance vs target	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

The graph to the below shows our 2023 safety performance against the target for the year. We exceeded target level performance this year with a payout of 116.7%.

Reliability (10% weighting)

Determining the payout

The table below shows how we assess our electrical system and gas system reliability performance:

SAIDI and Gas system performance (8%)		FSLO (2%)
Actual performance vs target	Payout	Actual performance vs target	Payout
Over 105%	0%	Over 120%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%	Between 120% and 80%	Interpolated payout between 50% and 200%
Below 95%	200%	Below 80%	200%

The graphs below show our 2023 system reliability performance against the targets for the year:

We attained maximum payout of 200% for gas system (gas leaks per customer) and transmission (ITC) system reliability (FSLO) and a strong result at 150% for electrical system reliability (SAIDI).

Summary of 2023 Sustainability and people performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
ESG leadership (1)	Complete three objectives (see page 60)	130%	15%	130.0%
Safety performance
All Injury Frequency Rate	1.13	1.12	15%	116.7%
Reliability performance
Electrical system reliability
– SAIDI	2.01	1.96	4%	150.0%
– FSLO (ITC)	85	56	2%	200.0%
Gas system performance
– Gas Leaks per Customer	1.57	1.47	4%	200.0%
2023 Sustainability and people performance result			40%	137.5%

(1) Committee approved assessment based on the objectives achieved to advance ESG leadership in 2023.

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2. 2023 Subsidiary performance: 20% weighting (new weighting in 2023)

Twenty percent of Mr. Smith's performance is assessed on the performance of subsidiaries under his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple measures calculated and weighted based on the earnings contribution and rate base of each subsidiary, with the results assessed by the respective subsidiary boards.

2023 Subsidiary performance factor: 120.2% The weighted result is based on the performance of Newfoundland Power, FortisOntario, Maritime Electric, Caribbean Utilities, FortisTCI and Fortis Belize.

3. 2023 Individual performance: 10% weighting (except as noted for the SVP, Capital Markets and Business Development)

Each named executive is assessed on general performance relative to key accountabilities and 2023 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

David Hutchens, President and CEO

2023 individual performance factor: 150%

As President and CEO, Mr. Hutchens is responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He is accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe, reliable and cost-effective manner, and the development and assessment of our executive leaders.

We delivered strong financial and operational performance in 2023. Under Mr. Hutchens' leadership, we executed our $4.3 billion capital plan and delivered a new five-year capital plan totaling $25 billion, the largest in Fortis' history. The sale of Aitken Creek was completed in 2023, in turn strengthening our balance sheet and supporting our regulated growth strategy. In 2023, Mr. Hutchens, in coordination with subsidiary CEOs, identified initiatives to improve efficiencies and reduce risks, such as wildfire mitigation efforts, customer experience, business development and improving our governance model. Mr. Hutchens remains committed to the progression of our clean energy strategy and other sustainability matters and to the advancement of our people priorities. In 2023, he supported the completion of development plans for Fortis executive leadership and the identification of successor candidates for key executive roles. In conjunction with other Fortis and subsidiary executives, Mr. Hutchens also supported the development and completion of an enterprise-wide engagement and inclusion survey in 2023. Mr. Hutchens maintained strong public policy and government relationships, increasing his visibility and engagement in 2023 across our various jurisdictions.

Jocelyn Perry, EVP, CFO

2023 individual performance factor: 148%

As EVP, CFO, Ms. Perry has responsibility for Fortis' financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

Ms. Perry contributed to the execution of our $4.3 billion capital plan in 2023 and delivered a new $25 billion five-year capital plan, the largest in Fortis' history. Ms. Perry was instrumental in the completion of the sale of Aitken Creek and the execution of our financing plan in 2023, including: (i) our issuance of $500 million unsecured senior notes, (ii) a new US$150 million uncommitted revolving credit facility at FortisUS Inc., and (iii) the establishment of a $500 million at-the-market equity program to provide additional financing flexibility. She also supported the amendment of our $1.3 billion revolving term committed credit facility extending the maturity to 2028 and extension of our US$500 million non-revolving term credit facility to May 2024. Ms. Perry was actively engaged with investors throughout the year, with messaging focused on capital development opportunities, inflationary pressures, customer affordability and climate adaptation. Efforts in 2023 continued to focus on improving cash flows and credit metrics and Ms. Perry led the corporate-wide focus on credit ratings and metrics with specific engagement on climate adaptation risk. Ms. Perry continued to increase her presence in public policy and government relationships across our various jurisdictions. In conjunction with other Fortis and subsidiary executives, Ms. Perry, supported the development and completion of an enterprise-wide engagement and inclusion survey in 2023.

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James Reid, EVP, Sustainability and CLO

2023 individual performance factor: 150%

As EVP, Sustainability and CLO, Mr. Reid is responsible for enterprise-wide sustainability and the strategic leadership and effective management of governance, compliance and legal functions. He is responsible for minimizing legal risks by advising the company and its board members on significant legal and regulatory issues. Mr. Reid is also responsible for talent management and related human resource priorities and our internal and external communications strategy.

In 2023, Mr. Reid demonstrated an increased presence in external climate and sustainability focused engagements and investor meetings. With Mr. Reid’s oversight, we improved sustainability disclosures in our sustainability update report and our recently released climate report. Mr. Reid is committed to maintaining Fortis' position as a governance leader and with his executive leadership we maintained exceptional governance ratings from select advisory firms. Mr. Reid led continued improvements in our board practices in the areas of director education and implementation of new director equity and compensation plans. He contributed to improvements in our annual talent review process and advancement of talent mobility, as well as facilitated the completion of a legal review on DEI initiatives. Further, in conjunction with other Fortis and subsidiary executives, Mr. Reid facilitated the development and completion of an enterprise-wide engagement and inclusion survey in 2023.

Gary Smith, EVP, Operations and Innovation

2023 individual performance factor: 146%

As EVP, Operations and Innovation, Mr. Smith is responsible for advancing our innovation priorities and providing leadership in safety, reliability and capital investment across the organization. He also has oversight responsibilities for operations, cybersecurity and our technology functions.

In 2023, Mr. Smith supported the execution of our $4.3 billion capital plan and the delivery of a new five-year $25 billion capital plan. Mr. Smith provides executive oversight of the Fortis Operating Group and facilitated the execution of climate change adaptation assessments of our critical assets. In 2023, we continued to mature innovation capabilities with emphasis on clean energy delivery, electrification, intelligent operations and climate change adaptation. Cybersecurity risk management was advanced this year with the development of a corporate-wide center of excellence approach to address priority areas. Under Mr. Smith's leadership, we remained in the top quartile for safety and reliability performance in 2023 and implemented a number of efficiency initiatives across the subsidiary group. Mr. Smith supported executive development and talent management, specifically in information technology and subsidiary executive succession, which concluded with the appointment of the VP, Information Technology, FortisUS Inc. and a new CEO at FortisOntario in 2023. In conjunction with other Fortis and subsidiary executives, Mr. Smith supported the development and completion of an enterprise-wide engagement and inclusion survey in 2023. He continues to provide executive leadership and oversight of the Wataynikaneyap Power project to strengthen our relationship with First Nations and focus on key issues such as COVID impacts, forest fires and land access.

Stuart Lochray, SVP, Capital Markets and Business Development

2023 individual performance factor: 146% (individual weighting at 30%)

As SVP, Capital Markets and Business Development, Mr. Lochray is responsible for all business development efforts and the associated leadership of all capital markets activity to support Fortis' short- and long-term corporate strategy.

Mr. Lochray manages corporate-wide banking relationships and has oversight of debt issuances. In 2023, Mr. Lochray led all capital markets activity, including: (i) our issuance of $500 million unsecured senior notes, (ii) a new US$150 million uncommitted revolving credit facility at FortisUS Inc., and (iii) the amendment of our $1.3 billion revolving term committed credit facility extending the maturity to 2028 and extension of our US$500 million non-revolving term credit facility to May 2024. Mr. Lochray was integral to the closing of the Aitken Creek transaction in 2023 and continues to provide leadership to subsidiary teams on the execution of growth opportunities. With oversight of our corporate hedging program, Mr. Lochray fulfilled all hedging requirements in accordance with policies. Mr. Lochray was responsible for maintaining relationships, including delivering an annual update, with the credit rating agencies. In conjunction with other Fortis and subsidiary executives, Mr. Lochray supported the development and completion of an enterprise-wide engagement and inclusion survey in 2023.

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Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

•   Performance share units (PSUs)

•   Restricted share units (RSUs)

75% of equity-based compensation for senior executives is based on performance, delivered through the granting of PSUs. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

Amount

The long-term incentive award is granted annually, and the amount is based on competitive positioning and executive level.

2023 target awards were as follows:

	Total target grant value		Incentive mix
	(as % of salary)		PSUs	RSUs
David Hutchens President and CEO	475	%(1)	75%	25%
Jocelyn Perry EVP, CFO	230%		75%	25%
James Reid EVP, Sustainability and CLO	200%		75%	25%
Gary Smith EVP, Operations and Innovation	200%		75%	25%
Stuart Lochray SVP, Capital Markets and Business Development	160	%(1)	75%	25%

(1) Target award was adjusted for 2023 as a result of benchmarking.

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against pre-established measures (see pages 65 and 66).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. PSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

For the 2023 awards, the ultimate value of the award is based on our performance against the three pre-established measures and the new DEI modifier (see page 65).

If we do not achieve a minimum level of performance, the payout for that measure is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

See 2024 Program changes on page 54 for information about PSUs and the Omnibus Equity Plan.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout.

RSUs

RSU awards are settled in cash (or Fortis common shares purchased on the TSX or NYSE beginning with the 2020 RSU awards) at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

RSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person. Subject to applicable tax, an executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares. See 2024 Program changes – Omnibus Equity Plan on page 54.

64	FORTIS INC.

Stock options – no new grants beginning in 2022

Vesting

Outstanding stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

2023 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)
	Grant value	Number of PSUs	As a % of 2023 total direct compensation	Grant value	Number of RSUs	As a % of 2023 total direct compensation
David Hutchens	$6,031,313	110,361	46.4%	$2,010,438	36,787	15.5%
Jocelyn Perry	$1,242,000	22,726	38.0%	$414,000	7,575	12.7%
James Reid	$1,050,000	19,213	35.4%	$350,000	6,404	11.8%
Gary Smith	$1,050,000	19,213	35.9%	$350,000	6,404	12.0%
Stuart Lochray	$684,000	12,516	34.1%	$228,000	4,172	11.4%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.

(2)	PSU and RSU awards for Mr. Hutchens are calculated and awarded in U.S. dollars and have been converted to Canadian dollars for disclosure purposes, using the December 30, 2022 exchange rate of US$1.00 = $1.3544.

2023 PSU and RSU awards

The 2023 PSU and RSU awards were granted on January 1, 2023 in accordance with the executive compensation policies of Fortis. The grant value was divided by $54.65, the volume weighted average trading price of our common shares on the TSX for the five trading days ending December 31, 2022, to calculate the number of units to be awarded.

PSU performance criteria

The performance period for the 2023 PSU awards is the three-year period from January 1, 2023 to December 31, 2025. PSUs granted in 2023 will vest on January 1, 2026 (the third anniversary of the grant date) based on our performance against three pre-established measures and the new DEI modifier:

•	our three-year cumulative EPS compared to target EPS (45%)

•	our three-year TSR compared to the TSR of companies in our performance peer group (45%)

•	our carbon reduction achievement compared to our three-year reduction target (10%)

•	DEI modifier (up to +/- 5 percentage points) based on the achievement of corporate-wide executive representation targets for gender and ethnicity (new in 2023)

The payout multiplier for each measure is zero if we do not achieve threshold performance and capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- as designated by S&P.

About EPS

EPS is a strong measure of absolute performance and is a common metric for assessing short and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU awards to motivate strong business performance and align executive and shareholder interests over varied time horizons.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Maximum (target +5%)	200%
Stretch (target +3%)	150%
Target	100%
Minimum (target -4%)	50%
Below threshold: Less than minimum	0%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2023 PSU awards was set by the human resources committee in reference to our business plan, prior year results, and any new information subsequent to the approval of the business plan.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

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About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

CMS Energy Corp.

Canadian Utilities Ltd.

CenterPoint Energy, Inc.

Consolidated Edison, Inc.

DTE Energy Co.

Edison International

Emera Inc.

Entergy Corp.

Evergy, Inc.

Eversource Energy

FirstEnergy Corp.

Hydro One Ltd.

NiSource Inc.

OGE Energy Corp.

Pinnacle West Capital Corp.

PG&E Corporation

PPL Corp.

Public SVC Enterprise Group

Sempra Energy

UGI Corp.

WEC Energy Group

Xcel Energy Inc.

Companies were approved by the human resources committee in November 2022 based on several criteria, including size and complexity of the business. The table below shows the median for the group compared to Fortis as at December 31, 2022.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$29,126	$12,134,778	$51,300,032	59.04%	3.32%
Fortis	$26,123	$11,043,000	$64,252,000	55.98%	4.17%

The human resources committee reviews the composition of the peer group annually and has the authority to make any changes to the composition that it deems appropriate (see 2024 Program changes on page 54).

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Maximum: P85 or higher	200%
Target: P50 (median)	100%
Minimum: P30	50%
Below threshold: Less than minimum	0%

The TSR performance threshold for maximum payout is P85 or higher.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation based on percentile performance.

About carbon reduction

Our carbon reduction will be measured against the achievement of our three-year average forecast of corporate-wide scope 1 emissions. Our carbon reduction efforts support our interim goals to reduce emissions 50% by 2030 and 75% by 2035, from 2019 levels.

Fortis three-year carbon reduction compared to target	Payout multiplier
Maximum (target -10%)	200%
Stretch (target -5%)	150%
Target – 2023-2025 average scope 1 emissions	100%
Minimum (target +11%)	50%
Below threshold: Less than minimum	0%

The target was set by the human resources committee in reference to our consolidated three-year average scope 1 emissions forecast. We set four performance thresholds for carbon emission levels.

2020 PSU awards

PSUs granted in 2020 vested on January 1, 2023 based on our three-year performance on two measures:

•	our cumulative EPS compared to our target EPS for the period (50% weighting)

•	our relative TSR (50% weighting).

Our TSR was measured against the 2020 performance peer group, which consisted of 25 publicly traded North American utility companies that we compete with for investors, as disclosed above.

66	FORTIS INC.

The 2020 PSU payout multiplier was calculated at 118.5% as follows:

(1)	Non-US GAAP measure (see page 91)

The actual cumulative EPS and the related payout associated with the 2020 PSU award was adjusted by ($0.01) to exclude the impact of tax-related adjustments and FERC regulatory adjustments at ITC. The adjustment was made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management's reasonable control in relation to the board approved targets for the 2020 PSU grant.

At December 31, 2022, our long-term corporate credit rating was A-, as designated by S&P.

The table below shows the calculation of payouts of the 2020 PSU awards based on the payout multiplier of 118.5% and the realized value. Payout amounts reflect any adjustments due to rounding.

David Hutchens (1)	118.5%	41,699	4,878	$54.65	$3,133,198	134%
Jocelyn Perry (2)	118.5%	13,044	1,526	$54.65	$943,580	134%
James Reid (2)	118.5%	10,756	1,258	$54.65	$778,051	134%
Gary Smith (2)	118.5%	10,172	1,190	$54.65	$735,832	134%

(1)	The award for Mr. Hutchens was paid out using US$42.07, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 30, 2022 of $54.65, converted to U.S. dollars using the exchange rate applicable to the PSU grant on December 31, 2019 (the business day prior to the grant date) of US$1.00 = $1.299. The amount has been converted to Canadian dollars for disclosure purposes, using the 2023 annual average exchange rate of US$1.00 = $1.3493.

(2)	The award was paid out using $54.65, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 30, 2022.

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2020 RSU awards

RSUs granted in 2020 vested on January 1, 2023 and were paid out using $54.65, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 30, 2022.

David Hutchens (1)	13,900	1,626	$54.65	$881,350	113%
Jocelyn Perry	6,522	763	$54.65	$398,135	113%
James Reid	5,378	629	$54.65	$328,292	113%
Gary Smith	5,086	595	$54.65	$310,477	113%

(1)	The award for Mr. Hutchens was paid out using US$42.07, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 30, 2022 of $54.65, converted to U.S. dollars using the exchange rate applicable to the RSU grant on December 31, 2019 (the business day prior to the grant date) of US$1.00 = $1.299. The amount has been converted to Canadian dollars for disclosure purposes, using the 2023 annual average exchange rate of US$1.00 = $1.3493.

2021 PSU awards

PSUs that were granted in 2021 vested on January 1, 2024 based on our cumulative EPS compared to target EPS and relative TSR for the three-year performance period.

Our three-year TSR of 17.2% was at the 47th percentile of the performance peer group, resulting in a payout of 93.3%. The success of our organic growth strategy and the strength of our financial performance resulted in a cumulative EPS over the three-year performance period of $8.53, resulting in a 123.6% achievement.

The result is a combined payout multiplier of 108.5%, calculated as follows:

(1)	The cumulative EPS and the related payout associated with the 2021 PSU award reflects an adjustment to reported EPS of $0.04 to exclude the impact of tax-related adjustments at ITC.

The 2021 PSU award was paid out using $54.11, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023.

2021 RSU awards

RSUs that were granted in 2021 vested on January 1, 2024 and were paid out using $54.11, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 29, 2023.

Details about the payouts of the 2021 PSU and RSU awards in 2024, including the amounts paid to each named executive, will be included in our 2025 management information circular.

68	FORTIS INC.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. In 2023, Mr. Reid, Mr. Smith and Mr. Lochray purchased shares under the ESPP. The plan gives full-time and part-time employees of Fortis and its subsidiaries and affiliates a convenient way to invest in Fortis common shares and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee's salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee's contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. Since September 1, 2012, we have generally issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information beginning on page 79).

The ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in: (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2023, there were 2,169,003 shares available for issuance under the ESPP, representing 0.44% of the total number of shares issued and outstanding as of December 31, 2023. Since its inception in 2012, 5,421,215 shares have been purchased by employees under the ESPP, representing 1.11% of the total number of shares issued and outstanding as of December 31, 2023. Shareholders approved the Third Amended and Restated 2012 Employee Share Purchase Plan at our 2022 annual and special meeting, which included an amendment to increase the share reserve under the plan by 3,000,000 shares, representing 0.61% of the total number of shares issued and outstanding as of the date of this circular.

The following table shows the burn rate for the last three years, calculated as the number of shares purchased under the ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2023	2022	2021
Number of shares purchased	582,387	530,365	536,913
Weighted average number of shares outstanding	486,317,570	478,556,936	470,923,207
Burn rate	0.12%	0.11%	0.11%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the ESPP vest immediately, other than shares purchased with the employer contribution which must be held for the earlier of a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee, however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments. Participants on parental leave are authorized for continued participation during the leave period.

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Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in the case of death) must file a notice electing to: (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account, or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee's name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature

•	amendments necessary to comply with the provisions of applicable law or the rules of the TSX

•	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan

•	amendments respecting the administration of the plan

•	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee's base pay

•	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee's contributions

•	amendments necessary to introduce vesting or retention periods

•	amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•	increases the maximum number of shares reserved for issuance under the plan

•	amends the definition of eligible employee to broaden or increase insider participation

•	permits an employee to contribute more than 25% of their base pay in a calendar year

•	provides for any additional form of financial assistance to employees

•	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee's contribution

•	removes, increases or exceeds the limits on insider participation

•	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

In 2017 shareholders approved amendments to the ESPP to increase the share reserve under the ESPP by 2,000,000 shares. As noted above, at our 2022 annual and special meeting shareholders approved a further amendment to increase the share reserve under the ESPP by an additional 3,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee's election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($30,780 in 2023).

Defined contribution supplemental employee retirement plan

All of the named executives, except Mr. Hutchens, participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant's annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive's years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

70	FORTIS INC.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was first appointed an officer of Fortis, Mr. Hutchens' average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018.

UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

See Retirement benefits beginning on page 86 for the pension plan tables and information about our 2023 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•	comprehensive life, health, long-term disability, dental and related benefits

•	company vehicle (including normal maintenance and operating costs) or car allowance

•	post-retirement benefits.

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Share performance and cost of management

The graph below compares our TSR over the past five years to the return of the S&P/TSX Capped Utilities Index, S&P/TSX Composite Index and our 2023 TSR performance peer group. It assumes $100 was invested in our common shares, the two market indices and in our 2023 TSR performance peer group on December 31, 2018, with reinvestment of dividends during the period.

Over the five-year period, Fortis' TSR outperformed the average of our TSR performance peer group. Over the same period, Fortis underperformed the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index. The underperformance relative to the S&P/TSX Composite Index was likely attributable to funds flow to higher beta sectors at the onset of the pandemic as well as a broader market rally in 2023 driven by slowing inflation and expectations of changes in interest rates. The S&P/TSX Capped Utilities Index outperformed Fortis, driven by strong renewable energy company performance in 2019 and 2020, which comprised over 20% of the index.

(at December 31)	2018	2019	2020	2021	2022	2023
Fortis common shares (TSX: FTS)	$100	$123	$123	$149	$138	$144
Fortis 2023 TSR performance peer group (average) (see page 66)	$100	$122	$113	$132	$136	$131
S&P/TSX Composite Index	$100	$123	$130	$162	$153	$171
S&P/TSX Capped Utilities Index	$100	$137	$159	$177	$158	$159
% increase (decrease) in TSR of Fortis common shares from prior year	–	22.7%	0.0%	21.8%	(7.9)%	4.7%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the human resources committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the U.S., including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table that follows shows our growth since 2018. The graph below highlights our adjusted net earnings relative to the total compensation awarded to the CEO and the average total compensation awarded to the other named executives.

Increases to CEO compensation between 2021 and 2023 reflect Mr. Hutchens' development in his role; compensation increases to keep pace with the North American talent market; Fortis' strong operating performance reflected in incentive plan awards; and foreign currency exchange with CEO compensation set and paid in U.S. dollars, but converted to Canadian dollars for purposes of disclosure.

(1) Non-US GAAP measure – see page 91.

72	FORTIS INC.

(at December 31)	2018	2019		2020	2021	2022	2023	% increase (decrease) over 2018
Total assets ($millions)	$53,051	$53,404		$55,481	$57,659	$64,252	$65,920	24%
Net earnings attributable to common equity shareholders ($millions)	$1,100	$1,655	(1)	$1,209	$1,231	$1,330	$1,506	37%
Adjusted net earnings attributable to common equity shareholders ($millions) (2)	$1,066	$1,115		$1,195	$1,219	$1,329	$1,502	41%
Adjusted EPS (2)	$2.51	$2.55		$2.57	$2.59	$2.78	$3.09	23%
Annual revenue ($millions)	$8,390	$8,783		$8,935	$9,448	$11,043	$11,517	37%
Total compensation awarded to the CEO (3)	$9,080,480	$10,179,142		$10,152,658	$9,138,356	$11,558,895	$14,398,098	59	%(3)
Average total compensation awarded to the other named executives, excluding the CEO (4)	$3,694,192	$3,792,200		$4,178,348	$3,416,015	$2,918,155	$3,271,351	(11)%
Total compensation awarded to the named executives (5)	$27,551,441	$25,347,942		$26,866,050	$22,802,417	$23,231,513	$27,483,504	–%
As a % of adjusted net earnings (2)	2.58%	2.27%		2.25%	1.87%	1.75%	1.83%	(29)%

(1)	Includes gain on the sale of the Waneta Expansion of $484 million in 2019.
(2)	Non-US GAAP measure – see page 91.
(3)	Reflects total CEO compensation, including the grant date fair value of long-term incentive awards, as reported in prior circulars for Barry Perry in 2018 through 2020 and David Hutchens for 2021 through 2023. The percentage increase in CEO compensation over 2018 is significantly impacted by foreign exchange. Absent the impact of foreign exchange, the increase would be approximately 17%.
(4)	Reflects average of total compensation, including the grant date fair value of long-term incentive awards, of other named executives, as reported in prior circulars, excluding the CEO, in each year as follows:

2018: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke, Karl Smith (retired 2018)

2019: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2020: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021: Jocelyn Perry, James Laurito (retired in 2021), Nora Duke (retired 2022), James Reid

2022 and 2023: Jocelyn Perry, James Reid, Gary Smith, Stuart Lochray

(5)	Reflects total compensation as reported in prior circulars for the named executives in each year reflecting the above-noted named executives and Barry Perry as CEO in 2018 through 2020 and David Hutchens for 2021 through 2023.

The strength of our financial performance, as demonstrated by growth in annual revenues, earnings, EPS and total assets since 2018 noted above, is largely the result of ongoing organic growth throughout our utilities. Our highly executable capital plans and continued focus to advance additional opportunities beyond the base plan supports low-risk rate base growth.

The trend in total compensation awarded to the CEO is in line with expectations over the performance period, the transition of Mr. Hutchens to the role in 2021 and the impact of foreign exchange.

The decrease in the average total compensation awarded to the other named executives (excluding the CEO) over the five years is the result of changes in executive leadership largely related to retirements, including the temporary increase in the number of named executives to six in 2018 with the retirement of the former EVP, CFO, and the impact of foreign exchange, as two of the named executives in 2018 were U.S. residents, with compensation and related benefits denominated in U.S. dollars but converted to Canadian dollars for disclosure purposes.

Excluding the impact of executive retirements, increases in total compensation awarded to the named executives over the five years is the result of the following:

•	our growth over the period to become a top utility in North America
•	necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group
•	two of the named executives in each year from 2018 through 2021 were U.S. residents, compared to one of the named executives in 2022 and 2023, with compensation and related benefits denominated in U.S. dollars but converted to Canadian dollars for disclosure purposes
•	CEO compensation from 2021 reflects the new CEO compensation structure, as disclosed in our 2021 management information circular.

Linking pay to performance

Total compensation for the CEO and other named executives is linked to the financial performance of the company, with EPS and adjusted EPS being key financial measures. EPS, including our net income results for the year, is a strong measure of absolute performance and is used in our annual incentive plan and our PSU awards to align strong business performance with executive compensation, over varied time horizons. Our annual incentive and PSU awards establish target levels of performance for EPS and cumulative EPS, respectively. If a minimum level of performance is not achieved, the payout for this measure is zero (see pages 56 and 64).

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The most important performance measures used to link 2023 earned and realized compensation of our named executives to company performance are set out in the table below, along with the sections and page references for where you can find more information:

Performance measure		Where to find more information
1.	EPS (1)	2023 Annual incentive performance assessment Long-term incentives (2023 and 2020 PSU grants)	page 58 pages 65, 66 and 67
2.	Relative TSR	Long-term incentives (2023 and 2020 PSU grants)	pages 66 and 67
3.	Share price	Long-term incentives (2023 and 2020 PSU and RSU grants) CEO realized and realizable pay	pages 65, 67 and 68 page 75
4.	Safety and reliability performance	2023 Annual incentive performance assessment	page 61
5.	Carbon reduction performance	Long-term incentive (2023 PSU grant)	page 65

(1)	Adjusted EPS for annual incentive purposes and three-year cumulative adjusted EPS for PSU purposes. This is a non-US GAAP measure (see page 91).

Lookback at CEO and other named executive compensation

The table below gives a five-year lookback at the total direct compensation awarded to Barry Perry from 2019 to 2020 and to David Hutchens for 2021 to 2023, as President and CEO of Fortis. Total direct compensation includes salary paid, the annual incentive paid and the grant value of long-term incentive awards. Amounts for Mr. Perry and the 2021 and 2022 amounts for Mr. Hutchens are as disclosed in prior management information circulars.

The table also includes a five-year lookback at the average total direct compensation for the other named executives for the respective years, excluding the CEO.

	Barry Perry		David Hutchens (1)
	2019	2020	2021	2022	2023
Fixed
Base salary	$1,300,000	$1,325,000	$1,378,850	$1,560,240	$1,686,625
Variable (at-risk)
Annual incentive	$2,614,000	$2,170,000	$1,737,351	$2,268,849	$3,257,210
Performance share units	$2,730,000	$2,782,500	$4,044,002	$4,906,386	$6,031,313
Restricted share units	$1,365,000	$1,391,250	$1,348,001	$1,635,462	$2,010,438
Stock options	$1,365,000	$1,391,250	–	–	–
CEO total direct compensation	$9,374,000	$9,060,000	$8,508,204	$10,370,937	$12,985,586

	2019	2020	2021	2022	2023
Average total direct compensation awarded to the other named executives, excluding the CEO(2)	$3,282,420	$3,526,587	$2,909,873	$2,473,250	$2,789,250

(1)	Mr. Hutchens is paid in U.S. dollars and his compensation has been converted from U.S. dollars to Canadian dollars for disclosure purposes, as follows:

•	amounts for PSUs and RSUs reflect the grant values awarded: (i) on January 1, 2023, converted to Canadian dollars using the December 31, 2022 exchange rate of US$1.00 = $1.3544, (ii) on January 1, 2022, converted to Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2678, and (iii) on January 1, 2021, converted to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732
•	all other compensation amounts have been converted to Canadian dollars using the average exchange rate for the year: US$1.00 = $1.3493 (2023), US$1.00 = $1.3002 (2022) and US$1.00 = $1.2535 (2021).

(2)	As reported in prior management information circulars for 2019 to 2022. See page 73 for the list of other named executives in prior years. The decrease in average total direct compensation awarded to the other named executives, excluding the CEO, in 2021 and 2022, was due to changes in executive leadership largely related to retirements.

74	FORTIS INC.

The graph below shows how CEO total direct compensation over the past five years compares to our TSR and the strong correlation between the two.

The decrease in CEO compensation in 2021 reflects the transition of Mr. Hutchens to the role. Subsequent increases in CEO compensation align with expected progression and movements in market compensation.

The graph also illustrates the average total direct compensation for the other named executives, excluding the CEO, over the past five years compared to our TSR, which has decreased slightly over the five-year period largely due to executive retirements.

CEO realized and realizable pay

A significant portion of the CEO's pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows CEO total direct compensation in each of the last five years, compared to realized and realizable values as at December 31, 2023. We also compare the realized and realizable value of $100 awarded in total direct compensation to the CEO in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value. The graphs on page 72 and the table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

		Realized and realizable value			Value of $100
	Compensation awarded	of compensation (1)(2)		Period	Barry Perry	Shareholder
2019	$9,374,000	$10,252,593		Jan 1, 2019 to Dec 31, 2020	$109	$123
2020	$9,060,000	$7,664,016	(3)	Jan 1, 2020 to Dec 31, 2020	$85	$100
				Average	$97	$112

					David Hutchens	Shareholder
2021	$8,508,204	$10,170,152	(4)	Jan 1, 2021 to Dec 31, 2023	$120	$118
2022	$10,370,937	$10,143,413	(4)	Jan 1, 2022 to Dec 31, 2023	$98	$97
2023	$12,985,586	$13,303,541	(4)	Jan 1, 2023 to Dec 31, 2023	$102	$105
				Average	$107	$107

(1)	Realized pay consists of base salary, annual incentive, the payout value of share units attributed to the year in which units are granted, the dividend equivalents paid and gains realized from stock options exercised. Realizable pay includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period. Realized and realizable compensation is based on $54.51, the closing price of our common shares on the TSX on December 29, 2023 for Mr. Hutchens, compared to $52.00, the closing price of our common shares on the TSX on December 30, 2020 for Mr. Perry.

(2)	Realized and realizable value of compensation differs from total direct compensation in that it reflects the current value of outstanding long-term incentive awards. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.

(3)	The decrease in 2020 is attributed to a lower closing price of our common shares on the TSX at December 31, 2020 of $52.00, compared to December 31, 2019 of $53.88. Stock options granted in 2020 were not in-the-money and, therefore, no value was assigned to these units, and the value of unvested share units was lower as a result of the December 31, 2020 closing share price.

(4)	The realized and realizable value of compensation for Mr. Hutchens does not reflect any payout of PSUs or RSUs in his role of CEO. Mr. Hutchens' first PSU and RSU grants as CEO vested on January 1, 2024.

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COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards (1)	Option- based awards (2)	Annual incentive plan (3)	Pension value (4)	All other compensation (5)	Total compensation
David G. Hutchens (6) (7)	2023	$1,686,625	$8,041,751	–	$3,257,210	$295,564	$1,116,948	$14,398,098
President and Chief Executive Officer	2022	$1,560,240	$6,541,848	–	$2,268,849	$207,226	$980,732	$11,558,895
	2021	$1,378,850	$5,392,003	–	$1,737,351	$112,602	$517,550	$9,138,356
Jocelyn H. Perry	2023	$720,000	$1,656,000	–	$889,000	$149,790	$528,232	$3,943,022
Executive Vice President, Chief Financial Officer	2022	$690,000	$1,587,000	–	$669,000	$135,760	$464,772	$3,546,532
	2021	$660,000	$2,277,000	$363,000	$579,000	$148,840	$262,632	$4,290,472
James R. Reid (6)	2023	$700,000	$1,400,000	–	$865,000	$133,930	$399,153	$3,498,083
Executive Vice President,	2022	$680,000	$1,292,000	–	$567,000	$123,800	$371,731	$3,034,531
Sustainability and Chief Legal Officer (as of July 1, 2022)	2021	$660,000	$891,000	$297,000	$497,000	$135,710	$225,808	$2,706,518
Gary J. Smith (6)	2023	$700,000	$1,400,000	–	$824,000	$141,080	$337,864	$3,402,944
Executive Vice President,	2022	$660,000	$1,320,000	–	$622,000	$124,190	$271,410	$2,997,600
Operations and Innovation (as of January 1, 2022)	2021	$630,000	$850,500	$283,500	$520,000	$128,820	$184,394	$2,597,214
Stuart I. Lochray	2023	$570,000	$912,000	–	$521,000	$96,100	$142,255	$2,241,355
Senior Vice President,	2022	$560,000	$840,000	–	$406,000	$58,150	$229,805	$2,093,955
Capital Markets and Business Development (as of September 8, 2021)	2021	$171,781	–	–	$112,000	$13,639	$604,528	$901,948

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2021, 2022 and 2023. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

Mr. Hutchens' amounts reflect the grant value of PSUs and RSUs converted to Canadian dollars for disclosure purposes, using the exchange rates shown below.

	Share price January 1	US$:Cdn$ exchange rate
2023	$54.65	$1.3544
2022	$61.08	$1.2678
2021	$52.36	$1.2732

Ms. Perry's 2021 amount includes a retention incentive in the form of a one-time RSU grant of $1,188,000, granted on January 1, 2021 as disclosed in our 2021 management information circular.

(2)	Option-based awards

Amounts reflect the grant value of stock options awarded in 2021. The binomial valuation of $6.41 for the 2021 grant on February 21, 2021 resulted in a value ratio of 12.7%, which was applied by the human resources committee. See our 2022 management information circular for more information. Binomial valuation calculations were based on the following key assumptions:

•	a term of 10 years (based on the full term under the stock option plan)

•	a dividend yield (based on a blended historical and projected dividend yield)

•	a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)

•	a volatility rate (based on the average historical daily volatility).

Compensation fair value of stock options is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•	compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity

•	accounting fair value assumes a stock option life expectancy of 5.0 years based on historical experience. The accounting fair value was $4.91 for the 2021 stock option grant. We stopped granting stock option awards in 2022 (see page 79).

(3)	Annual cash bonus earned under the short-term incentive plan for the 2021, 2022 and 2023 financial years.

(4)	Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see pages 70 and 86). See also the discussion of pension value for Mr. Hutchens on page 86.

76	FORTIS INC.

(5)	All other compensation includes:

•	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits
•	vehicle benefits and transportation costs
•	employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Hutchens)
•	employer contributions under the ESPP
•	tax equalization payments
•	tax and financial planning
•	payout of accrued vacation
•	amounts paid by subsidiaries of Fortis as director fees, as shown in the table below:

	David Hutchens	Jocelyn Perry	James Reid	Gary Smith	Stuart Lochray
2023	$295,649	$330,579	$201,198	$281,871	$78,750
2022	$356,029	$408,549	$305,035	$216,268	–
2021	$320,490	$213,184	$167,833	$131,366	–

Additional other compensation for Mr. Lochray includes:

•	reimbursement for costs of $276,784 associated with Mr. Lochray’s relocation from the U.S. to Canada in 2021
•	make-whole compensation totalling $103,391 in 2021 in accordance with Mr. Lochray’s employment agreement with Fortis
•	amounts paid for the tax impact of the change in tax jurisdiction of Mr. Lochray from Texas in the U.S. to Ontario, Canada in 2021.

For Mr. Hutchens, compensation was paid in U.S. dollars and converted to Canadian dollars for disclosure purposes, using the average annual exchange rates of US$1.00 = $1.3493 for 2023, US$1.00 = $1.3002 for 2022 and US$1.00 = $1.2535 for 2021.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6)	The table below explains the change in roles of the named executives in the last three financial years:

James Reid	• 2022 data reflects the compensation earned in his current position and his prior role as Executive Vice President, Chief Legal Officer and Corporate Secretary until June 30, 2022
Gary Smith	• 2021 data reflects the compensation earned in his prior role as Executive Vice President, Eastern Canadian and Caribbean Operations until December 31, 2021

(7)	As a U.S. resident, Mr. Hutchens is paid in U.S. dollars. All amounts other than share-based awards have been converted from U.S. dollars to Canadian dollars for disclosure purposes, using the average exchange rates for the year: US$1.00 = $1.3493 for 2023, US$1.00 = $1.3002 for 2022 and US$1.00 = $1.2535 for 2021. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Hutchens’ compensation in U.S. dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
David Hutchens	2023	$1,250,000	$5,937,500	–	$2,414,000	$219,050	$827,798	$10,648,348
	2022	$1,200,000	$5,160,000	–	$1,745,000	$159,380	$754,293	$9,018,673
	2021	$1,100,000	$4,235,000	–	$1,386,000	$89,830	$412,884	$7,223,714

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Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2023 (you can read more about the long-term incentive plans beginning on page 64).

		Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
David Hutchens	2023	–	–	–	–	153,361	$8,359,706	–
	2022	–	–	–	–	115,838	$6,314,324	–
	2021	–	–	–	–	115,642	$7,053,951	–
		–			–	384,841	$21,727,981	–
Jocelyn Perry	2023	–	–	–	–	31,580	$1,721,443	–
	2022	–	–	–	–	28,101	$1,531,776	–
	2021	56,660	$50.33	Feb 25, 2031	$236,839	48,834	$2,713,937	–
	2020	60,276	$58.40	Feb 26, 2030	–	–	–	–
	2019	69,372	$47.57	Feb 13, 2029	$481,442	–	–	–
	2018	17,060	$41.27	Feb 13, 2028	$225,874	–	–	–
	2017	8,424	$42.36	Feb 15, 2027	$102,352	–	–	–
	2015	6,956	$39.25	Mar 2, 2025	$106,149	–	–	–
		218,748			$1,152,656	108,515	$5,967,156	–
James Reid	2023	–	–	–	–	26,698	$1,455,326	–
	2022	–	–	–	–	22,864	$1,246,328	–
	2021	46,356	$50.33	Feb 25, 2031	$193,768	19,109	$1,092,544	–
	2020	49,700	$58.40	Feb 26, 2030	–	–	–	–
	2019	59,124	$47.57	Feb 13, 2029	$410,321	–	–	–
	2018	39,972	$42.00	Mar 5, 2028	$500,050	–	–	–
		195,152			$1,104,139	68,671	$3,794,198	–
Gary Smith	2023	–	–	–	–	26,698	$1,455,326	–
	2022	–	–	–	–	23,373	$1,274,067	–
	2021	44,248	$50.33	Feb 25, 2031	$184,957	18,240	$1,042,883	–
	2020	47,004	$58.40	Feb 26, 2030	–	–	–	–
	2019	55,340	$47.57	Feb 13, 2029	$384,060	–	–	–
	2018	40,612	$41.27	Feb 13, 2028	$537,703	–	–	–
	2017	18,832	$42.36	Feb 15, 2027	$228,809	–	–	–
	2016	21,716	$37.30	Feb 16, 2026	$373,732	–	–	–
		227,752			$1,709,261	68,311	$3,772,276	–
Stuart Lochray	2023	–	–	–	–	17,392	$948,041	–
	2022	–	–	–	–	14,874	$810,770	–
	2021	–	–	–	–	–	–	–
						32,266	$1,758,811	–

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $54.51, the closing price of our common shares on the TSX on December 29, 2023, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.
(2)	Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $54.51, the closing price of our common shares on the TSX on December 29, 2023, for the PSUs and RSUs granted in 2022 and 2023.
(3)	The PSUs and RSUs granted in 2021 vested on January 1, 2024 and were paid out in the first quarter of 2024 (see page 68).

78	FORTIS INC.

Incentive plan awards – value vested or earned in 2023

	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)
David Hutchens (4)	–	$4,014,548	$3,257,210
Jocelyn Perry	$202,301	$1,341,715	$889,000
James Reid	$170,318	$1,106,343	$865,000
Gary Smith	$160,349	$1,046,309	$824,000
Stuart Lochray	–	–	$521,000

(1)	Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.
(2)	Value of PSUs and RSUs that were realized and paid out in 2023 (see pages 67 and 68).
(3)	Annual incentive earned for 2023 (see the summary compensation table on page 76 for details).
(4)	Mr. Hutchens’ 2023 share-based awards and non-equity incentive plan compensation were paid in U.S. dollars and have been converted to Canadian dollars for disclosure purposes, using the 2023 average exchange rate of US$1.00 = $1.3493.

Equity compensation plan information

We stopped granting stock options in 2022, as disclosed in our 2022 management information circular. The table below shows the plan status as at December 31, 2023. As a result of the adoption of the Omnibus Plan effective January 1, 2024, Fortis requested and the TSX agreed to eliminate the reserve of remaining common shares available for future issuance pursuant to the stock option plan, reducing the aggregate potential dilution to shareholders from our equity compensation plans.

(as at December 31, 2023)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plan (excluding options issued and outstanding)
Stock option plan approved by security holders	1,867,394	$48.12	2,839,667

Stock options outstanding

The number of options granted and outstanding is 1,835,330. The table below also shows the plan status as at March 15, 2024.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2023	as at March 15, 2024	as at December 31, 2023	as at March 15, 2024
2012 stock option plan	1,867,394	1,835,330	0.38%	0.37%

Stock options exercised in 2023

None of the named executives exercised stock options in 2023.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•	who is eligible to participate in the plan and who, among them, are granted stock option awards
•	the number of common shares covered by each grant of stock options
•	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)
•	when the stock options will be granted
•	when the stock options will vest
•	when the stock options will expire.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

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Other important things to know

•	Since the plan’s inception in 2012, 5,316,234 shares have been issued on the exercise of stock options granted under the plan, representing 1.08% of the total number of shares issued and outstanding as of December 31, 2023
•	The following table shows the burn rate for the last three years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2023	2022	2021
Number of options granted	–	–	431,396
Weighted average number of shares outstanding	486,317,570	478,556,936	470,923,207
Burn rate	–%	–%	0.09%

•	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice was only to grant stock options to executives
•	Non-employee directors were not entitled to participate in the plan
•	Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan
•	We do not backdate stock options or change or reduce the exercise price of stock options previously granted
•	We do not grant loans for participants to exercise their stock options
•	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis
•	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval. No amendments were made to our 2012 stock option plan in 2023.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions
•	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions
•	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis
•	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders
•	permits stock options to be transferred or assigned other than for normal estate settlement purposes
•	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:
(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof
•	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations and policies of the TSX
•	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
•	increasing the exercise price of any stock option granted under the 2012 stock option plan
•	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion
•	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
•	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
•	amendments to the provisions for transferability of stock options for normal estate settlement purposes

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•	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
•	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Omnibus Equity Plan

Background

As discussed on page 12, beginning in 2024, PSUs and RSUs granted to executive officers and employees of Fortis and applicable subsidiaries will be awarded under the new Omnibus Plan. The Omnibus Plan replaces the Predecessor Plans, including the Fortis 2020 restricted share unit plan, the Fortis 2015 performance share unit plan and each of the relevant subsidiary executive PSU or share unit plans for purposes of equity-based compensation. Awards outstanding under the Predecessor Plans have not been replaced by Awards issued under the Omnibus Plan, but will remain outstanding and be settled pursuant to the terms and conditions of the relevant Predecessor Plan.

The Omnibus Plan and related matters described beginning on page 12 are subject to ratification and approval by a majority of votes cast in person or by proxy by shareholders at the meeting. The Omnibus Plan was conditionally accepted by the TSX on November 24, 2023, subject to ratification and approval by a majority of the votes cast by shareholders voting in person or by proxy at the meeting and certain customary conditions imposed by the TSX, including the filing of evidence of shareholder approval.

The following is a summary of the key provisions of the Omnibus Plan and is qualified in all respects by the full text of the plan, a copy of which is set out in Appendix C beginning on page 104.

Purpose and participation

The purpose of the Omnibus Plan is to:

•	promote alignment of interests between the senior management of Fortis and its shareholders
•	foster the growth and success of the business of Fortis in accordance with its vision
•	ensure that management is focused on Fortis’ primary business objectives
•	assist Fortis in attracting and retaining senior management.

The Omnibus Plan provides for grants of RSUs and PSUs to executive officers and employees of Fortis and applicable subsidiaries (Participants). Directors of Fortis and its subsidiaries are not eligible to receive Awards under the Omnibus Plan unless they are also employees of Fortis or any of its subsidiaries.

The Omnibus Plan does not represent a substantive change in Fortis’ executive compensation policy or practices, but is designed to make administration of existing policies and practices easier. The Omnibus Plan does not contemplate the granting of stock options, as Fortis stopped using stock options as part of its long-term compensation in 2022.

The Omnibus Plan includes the following principal substantive changes from the Predecessor Plans that it replaces:

•	the option to settle 100% of Awards either in shares issued from treasury or in cash
•	removal of the requirement to settle 50% of RSUs in shares if an executive is continuing to work towards meeting their share ownership requirement
•	board discretion to require settlement of Awards in shares, subject to a maximum three-year vesting term for such Awards
•	flexibility to grant Awards with different vesting periods, to a maximum 10-year vesting term
•	Awards granted to Participants other than Canadian taxpayers to be priced and settled in U.S. dollars based on the market price of Fortis shares on the NYSE
•	grant agreements under the Omnibus Plan include clawback language aligned with SOX and the new requirements of the SEC and NYSE.

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Shares reserved for issuance

Subject to ratification and approval of the Omnibus Plan and the 2024 Awards by shareholders at the meeting, Fortis intends to issue all shares delivered under the Omnibus Plan from treasury. Upon shareholder approval, 4,000,000 shares will be available for issuance from treasury under the Omnibus Plan. This represents 0.81% of the 493,004,759 shares issued and outstanding as of March 15, 2024. The number of shares reserved for issuance under the Omnibus Plan may only be increased with the approval of shareholders.

If an Award has been settled in cash or does not vest or is cancelled or redeemed prior to vesting, the shares reserved for issuance in respect of the Award will again become available for issuance under the Omnibus Plan. The board has the ability under the Omnibus Plan to settle Awards with common shares purchased in the secondary market, but expects to settle Awards with shares issued from treasury if the Omnibus Plan is approved by shareholders.

Outstanding awards

The human resources committee opted to grant the 2024 Awards subject to ratification and approval of the plan and the grants by shareholders, because it determined that doing so was in the best interests of Fortis and our shareholders. The 2024 Awards were granted during our normal annual grant cycle and represent a continuation of our practices regarding long-term compensation.

The table below sets out the details of all the 2024 Awards granted effective January 1, 2024, each of which has a term of three years.

	Performance share unit (PSUs) (1)	Restricted share units (RSUs) (1)	Total units
2024 Awards	(# / $)	(# / $)	(# / $)
Executive officers	211,066 / $11,420,156	70,355 / $3,806,719	281,421 / $15,226,875
All others (including subsidiaries)	363,517 / $19,668,780	175,761 / $9,509,851	539,278 / $29,178,631
Total			820,699 / $44,405,506

(1)	The 2024 Awards represent long-term incentives granted to executive officers and other employees effective January 1, 2024 at a market price of $54.1087 for Canadian taxpayers and U.S.$40.9089 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 29, 2023. U.S. dollar amounts have been converted to Canadian dollars using the December 29, 2023 exchange rate of U.S.$1.00 = $1.3226.

The 2024 Awards granted effective January 1, 2024 may not be settled using shares issued from treasury unless shareholders have ratified and approved (i) the adoption of the Omnibus Plan, and (ii) the issuance of the 2024 Awards. If shareholders do not ratify and approve the 2024 Awards, the awards will remain outstanding and will not be cancelled, but must be settled in cash or shares purchased in the secondary market.

Administration

The Omnibus Plan is administered by the human resources committee. Under the Omnibus Plan, the human resources committee has full and complete authority to, among other things and subject to the terms of the Omnibus Plan, delegate to a subcommittee of directors or to the Fortis board or the board of directors of any of Fortis' subsidiaries, or to an officer of Fortis or any of its subsidiaries, the whole or any part of the administration of the Omnibus Plan.

Insider participation limit

Pursuant to applicable Canadian securities laws and the rules of the TSX, the aggregate number of shares issuable to insiders (as defined in the Omnibus Plan) and their associates at any time under the Omnibus Plan, the ESPP, the 2012 stock option plan or any other proposed or established security-based compensation arrangement cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis. Similarly, the maximum number of shares issued from treasury pursuant to the Omnibus Plan to Participants who are insiders in any one-year period cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis.

Eligibility

Executive officers and employees of Fortis or any of its subsidiaries are considered eligible Participants under the Omnibus Plan. Following termination of employment with Fortis or a Fortis subsidiary, a former employee may continue to be a Participant in the Omnibus Plan until all outstanding Awards granted to such Participant under the Omnibus Plan have been paid or cancelled in accordance with the Omnibus Plan. A Participant who has ceased to be an employee is not eligible to receive a new grant of Awards under the Omnibus Plan.

RSUs and PSUs

Each RSU and PSU is a notional unit that represents the right of a Participant to receive, upon vesting of the Award, either a share or a cash payment based upon the market price of a share at the relevant time. Unless the human resources committee stipulates in the grant agreement relating to an Award that the Award is to be settled in shares, the Participant may elect to receive shares or cash upon settlement of an Award. An Award designated by the human resources committee to be settled exclusively using shares will be subject to a maximum term of three years.

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RSUs generally become vested, if at all, upon completion of a period of continuous employment, though the grant agreement for the Award may contain other performance criteria or vesting conditions. Vesting of PSUs is subject to satisfaction of the payment criteria stipulated in the grant agreement for the Award.

The grant agreement for an Award will set forth the terms of the Award, including the term of the grant and the clawback provisions applicable to such Award. The human resources committee is responsible for determining in accordance with the terms of the Omnibus Plan and the relevant grant agreement whether the criteria or conditions to vesting in respect of any Award have been satisfied in full or in part. Evaluation of the payment criteria for an Award of PSUs includes determination of the percentage of PSUs that have been earned by the Participant based on the payment criteria set forth in the Participant’s grant agreement, which may, for certain Participants, result in the number of earned PSUs being in excess of 100% of the PSUs granted.

Determinations of the human resources committee under the Omnibus Plan in respect of Participants who are employees of a Fortis subsidiary will be subject to consideration of any recommendation by the board of directors of the Participant’s employer.

Vesting and settlement

In the ordinary course, the term of a RSU ends on the vesting date of the applicable RSU and the term of a PSU ends on the payment criteria end date of the applicable PSU. A RSU can vest no later than the tenth anniversary of its grant date. The payment criteria end date of a PSU can be no later than December 31 of the ninth calendar year following the calendar year that includes the grant date of the PSU. A PSU does not become a vested and earned PSU on the payment criteria end date, but on the later date on which the payment criteria stipulated in applicable grant agreement have been evaluated by the human resources committee. As a result, the vesting date on which a PSU becomes an earned PSU is not specified in or otherwise fixed by the Omnibus Plan or grant agreement.

All payments under the Omnibus Plan to Canadian taxpayers are paid in Canadian dollars. Payments made to all other Participants are made in U.S. dollars. For purposes of calculating entitlements under the Omnibus Plan, Fortis uses the market price of the shares on the TSX in relation to entitlements of Canadian taxpayers and the market price of the shares on the NYSE in respect of all other Participants. The cash value of a vested Award is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the relevant exchange. Settlement of entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

The settlement of RSUs will generally occur within 30 days of the applicable vesting date and in any event no later than December 31 of the year in which the RSUs are determined to have vested. The settlement of PSUs will generally occur as soon as practicable following the applicable payment criteria end date and the determination of the number of earned PSUs in accordance with terms of the Omnibus Plan and the relevant grant agreement. It is expected that the number of earned PSUs will generally not be determinable until after the audited annual financial statements of Fortis have been prepared. The human resources committee will, to the extent practicable, calculate the number of earned PSUs within 120 days of the applicable payment criteria end date. In any event, payment in respect of earned PSUs will be made no later than December 31 in the year in which the PSUs are determined to be earned PSUs.

In the event that the calculation of the market price of an Award is to occur during a period when trading in Fortis securities is prohibited pursuant to our insider trading policy (a Blackout Period), then such calculation shall be delayed to the date that is six business days after the expiry of the applicable Blackout Period. No shares may be issued or delivered pursuant to the Omnibus Plan during a Blackout Period.

Subject to the terms of the Omnibus Plan, Awards may be accelerated by the human resources committee at any time. Acceleration of vesting of Awards may also occur as a result of the death or disability of a Participant or, in certain circumstances, as a result of a change of control of Fortis or a subsidiary of Fortis.

Dividend equivalents

If a cash dividend is paid on the shares, dividend equivalents in the form of additional RSUs and PSUs will automatically be granted to each Participant who holds RSUs and PSUs, except where Awards remain outstanding following an involuntary termination of employment (as discussed below). The number of Awards to be granted as a dividend equivalent is equal to the number of Awards in a Participant's RSU account or PSU account on the date the dividend is paid multiplied by the dividend paid per common share, divided by the applicable market price of one common share calculated as of the date that the dividend is paid. Additional Awards credited to a Participant as a dividend equivalent will be in the same form as the underlying Award and will have a vesting date or payment criteria end date that is the same as the Awards in respect of which they are credited. Dividend equivalents are also subject to the same performance criteria and vesting terms or payment criteria, as applicable, as the Awards in respect of which they are credited.

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Termination of employment

The following table summarizes the impact of certain events upon the rights of holders of Awards under the Omnibus Plan, including termination for just cause, voluntary resignation, retirement, death, disability or termination without just cause.

Termination event	Omnibus Plan provisions
Termination for just cause or voluntary resignation (other than retirement)	All unvested Awards will be cancelled at termination. Participants will have no rights with respect to the cancelled Awards or to any further benefits under the Omnibus Plan, other than the right to receive the cash or shares due and payable in respect of vested Awards for which the vesting date or the payment criteria end date, as applicable, occurred prior to termination.
Retirement, death or disability

All Awards with a vesting date or payment criteria end date, as applicable, that occurred prior to termination will remain outstanding until paid or cancelled in accordance with the Omnibus Plan and the applicable grant agreement.

The vesting of all Awards with a vesting date or payment criteria end date that occurs after termination will depend on the term of the Participant's employment with Fortis. If the Participant was employed with Fortis for less than 15 years prior to termination, then the number of unvested Awards that may become vested Awards is pro-rated at termination based on the actual period of service between the grant date and termination. If the Participant was employed with Fortis for more than 15 years, then the number of unvested Awards that may become vested Awards is not subject to adjustment unless otherwise determined by the human resources committee. All Awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

The date of termination as a result of death or disability is the vesting date of all RSUs of the Participant that are not otherwise cancelled pursuant to the Omnibus Plan as a result of death or disability, with such vested RSUs paid or cancelled following termination as a result of death or disability in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

Each PSU that is not otherwise cancelled at termination as a result of death or disability will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original payment criteria end date thereof.

Each Award that is not otherwise cancelled at termination as a result of retirement will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

Termination without just cause, death, disability, retirement or related to a change of control

If the vesting date or payment criteria end date of an Award occurs on or prior to termination, the vested Award remains outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

If the vesting date or payment criteria end date of an Award occurs after termination, then the number of unvested Awards that may become vested Awards will be pro-rated at termination based on the actual period of service between the grant date and termination and such pro-rated Awards shall remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

All Awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

Change of control

In the event of a change of control of Fortis or a subsidiary of Fortis, as applicable, the Omnibus Plan provides for the successor or continuing entity to either assume outstanding Awards or substitute Awards with new Awards (defined in the plan as replacement awards) on terms determined by the human resources committee to be substantially equivalent to the terms of the Awards held immediately prior to such change of control.

Any replacement award must, as determined by the human resources committee, in its sole discretion:

•	have economic value substantially equivalent to the value of the Award it replaces

•	relate to publicly traded equity securities

•	in the case of Participants who are U.S. taxpayers, comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended

•	contain other terms and conditions which are, in the aggregate, no less favourable to the affected Participant.

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Replacement awards approved by the human resources committee will contain terms providing that if there is a termination of a Participant’s employment for good reason (as defined in the Omnibus Plan) within 24 months following the change of control:

•	the replacement awards will vest as of the date of termination

•	any conditions on the Participant's rights under, or any restrictions on vesting applicable to, the replacement awards of such Participant shall be waived or shall lapse

•	any performance-based restrictions shall be deemed to have been achieved at the greater of (x) target level performance and (y) the actual performance level achieved had the vesting date or the payment criteria end date occurred on the trading day immediately prior to termination.

RSUs that are settled and not assumed or substituted with replacement awards in connection with a change of control shall become vested RSUs and shall be redeemed on the effective date of the consummation of the transaction(s) resulting in the change of control and any and all performance criteria and vesting terms will be deemed to have been satisfied in full.

PSUs that are settled and not replaced or substituted with replacement awards in connection with a change of control shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the change of control. The extent to which the PSUs become earned PSUs shall be determined by the human resources committee on the trading day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control, subject to a minimum payout percentage of 100%.

Non-transferability of Awards

Awards are personal to the Participant and are non-assignable. Participants may not pledge, hypothecate, charge, transfer, assign or otherwise encumber or dispose of any Awards granted under the Omnibus Plan, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such Awards to be null and void.

Amendments and termination

The Omnibus Plan may be amended, suspended or terminated at any time by the board, in whole or in part, except as to rights already accrued by Participants (unless such Participant consents to any such change in writing). If the Omnibus Plan is terminated, outstanding Awards, at the discretion of the human resources committee, either (a) are immediately payable as of a date determined by the human resources committee or (b) remain outstanding and in effect in accordance with their applicable terms and conditions.

The human resources committee will be required to obtain shareholder approval to make the following amendments to the Omnibus Plan:

•	any amendment to increase the maximum number of shares issuable pursuant to the Omnibus Plan, either as a fixed number or fixed percentage of outstanding capital represented by such shares

•	any amendment that materially modifies the eligibility requirements for participation in the Omnibus Plan

•	any amendment which increases the maximum number of shares that may be issuable to insiders at any time pursuant to the insider participation limit

•	any amendment which would allow for the transfer or assignment of Awards under the Omnibus Plan, other than for normal estate settlement purposes

•	any amendment to the amendment provisions of the Omnibus Plan, provided that shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Without limiting the generality of the foregoing, the human resources committee may, from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Omnibus Plan with the approval of the TSX or other applicable regulatory authority, provided that such amendments do not adversely affect the tax treatment or rights of any Participant without such Participant's consent:

•	amendments to the vesting provisions of any Awards

•	amendments regarding the effect of termination or a Participant's entitlements

•	amendments to the terms and conditions of grants of Awards, including, but not limited to, the payment criteria or other performance criteria or vesting terms, payout percentage, vesting date and settlement date; provided that such amendments do not violate applicable tax requirements

•	amendments to the definition of Participant under the Omnibus Plan that do not expand the scope of individuals eligible to participate under the Omnibus Plan

•	amendments necessary to comply with applicable laws or the rules of any applicable stock exchange or other regulatory authority

•	amendments of a "housekeeping" nature, including to clarify the meaning of an existing provision or to correct any inconsistency or typographical errors in the Omnibus Plan, and

•	amendments regarding the administration of the Omnibus Plan.

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Retirement benefits

In 2023, we contributed to a self-directed individual RRSP for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray, matching the contributions up to the maximum RRSP contribution limit of $30,780 as allowed by the Income Tax Act (Canada). These contributions totalled $15,390 each for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray.

Additional amounts were accrued in the DC SERP in 2023: $210,941 for Ms. Perry, $154,190 for Mr. Reid, $227,993 for Mr. Smith and $100,542 for Mr. Lochray. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2023, we contributed $20,037 to Mr. Hutchens' 401(k) plan and $295,564 to his deferred compensation plan. As a U.S. resident, Mr. Hutchens is compensated in U.S. dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from U.S. dollars to Canadian dollars for disclosure purposes, using the 2023 average annual exchange rate of US$1.00 = $1.3493.

The tables below show the estimated annual pension for each named executive as at December 31, 2023.

Defined benefit pension plan table

		Annual benefits payable		Accrued				Accrued
	Number of years of	At year-end		obligation		Non-		obligation
	credited service	2023	At age 65 (1)	at start of year	Compensatory	compensatory		at year-end (3)
David Hutchens	28.5	$667,447	$667,447	$9,038,581	–	$210,701	(2)	$9,249,282

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2023. Mr. Hutchens is entitled to an immediate unreduced pension.

(2)	Amount reflects a number of significant assumptions including:

•	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2023. The discount rate as at December 31, 2023 was 5.30%, compared to 5.65% as at December 31, 2022

•	the impact on the obligation of the change in mortality assumption as at the measurement date.

(3)	The accrued obligation at year-end is actuarially determined using the projected benefits method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2023 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company's defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens' employment agreement, which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company's pension expense and related obligation in comparison to what would have otherwise accrued (see page 71 for more information). As Mr. Hutchens has reached the 25 years of credited service in the plan, his aggregate pension benefit is not changing and there is no current or expected future compensatory increase, assuming no future change in Mr. Hutchens' defined benefit arrangements.

The existing pension arrangements at UNS Energy were retained for Mr. Hutchens following his appointment as President and Chief Executive Officer of Fortis.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Jocelyn Perry	$1,104,638	$149,790	$61,151	$1,315,579
James Reid	$571,500	$133,930	$20,260	$725,690
Gary Smith	$1,337,574	$141,080	$86,913	$1,565,567
Stuart Lochray	$73,644	$96,100	$4,442	$174,186

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Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

Double trigger provisions

We amended our equity compensation plans effective January 1, 2022 so that grants of PSU and RSU awards in 2022 and later will be subject to double trigger change of control provisions, in alignment with predominant market practice in Canada and the U.S. This includes extending the change of control protection period from 12 to 24 months.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)
Cash severance	None	None	None

Mr. Hutchens:
Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid and
Mr. Smith:
One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Lochray:
The sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

Mr. Hutchens:
Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger) and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid and Mr. Smith:
One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Mr. Lochray:
The sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

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	Voluntary resignation	Retirement (1) (early or normal)	Termination with cause	Termination without cause	Change of control
Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled

PSUs that have a payment date prior to the expiry of the notice period are paid

Other PSUs are cancelled

New for grants beginning in 2023

PSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining PSUs cancelled.

All PSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger)
Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement New for grants beginning in 2023 Continue per normal schedule	All RSUs are cancelled

RSUs that have a payment date prior to the notice period are paid

Other RSUs are cancelled

New for grants beginning in 2023

RSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining RSUs cancelled.

All RSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger)
Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately

Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

(1)	The terms of our equity incentive plans provide that where an employee has been in service for less than 15 years, payment will be pro-rated to reflect the actual period of service between the date of grant and the date the participant ceased to be employed as a result of death, disability or retirement. The employment agreements for Mr. Reid and Mr. Lochray include a condition to recognize that for purposes of determining the vesting and payment of equity incentive plan awards granted to the executive, after 10 years of service the executive will be treated as having been in the service of Fortis or any of its affiliates for 15 years or more in the event of death, disability or retirement.

88	FORTIS INC.

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2023.

Double trigger change of control means there is a change of control of Fortis and the executive's employment is terminated for good reason (see page 90), or without cause, within 24 months following a change of control. As noted on page 87, double trigger change of control applies to PSU awards and RSU awards granted in 2022 and later.

	Voluntary resignation	Retirement (early or normal)(1)	Termination with cause	Termination without cause(2)	Change of control(3)
David Hutchens (4)
Cash severance	–	–	–	$7,625,617	$7,625,617
Annual incentive	–	$2,108,281	–	$2,108,281	$2,108,281
Performance share units	–	–	–	–	$16,401,372
Restricted share units	–	$3,236,566	–	–	$5,326,609
Stock options	–	–	–	–	–
Jocelyn Perry
Cash severance	–	–	–	$1,944,000	$1,944,000
Annual incentive	–	$576,000	–	$576,000	$576,000
Performance share units	–	–	–	–	$3,354,006
Restricted share units	–	$2,182,789	–	–	$2,613,150
Stock options	–	–	–	–	$1,152,656
James Reid
Cash severance	–	–	–	$1,890,000	$1,890,000
Annual incentive	–	$560,000	–	$560,000	$560,000
Performance share units	–	–	–	–	$2,790,364
Restricted share units	–	$640,003	–	–	$1,003,834
Stock options	–	–	–	–	$1,104,138
Gary Smith
Cash severance	–	–	–	$1,890,000	$1,890,000
Annual incentive	–	$560,000	–	$560,000	$560,000
Performance share units	–	–	–	–	$2,760,943
Restricted share units	–	$647,502	–	–	$1,011,333
Stock options	–	–	–	–	$1,709,260
Stuart Lochray
Cash severance	–	–	–	$937,333	$937,333
Annual incentive	–	$342,000	–	$342,000	$342,000
Performance share units	–	–	–	–	$1,319,108
Restricted share units	–	$202,693	–	–	$439,703
Stock options	–	–	–	–	–

(1)	RSUs beginning with the 2023 grant, and PSUs continue according to the normal schedule.

(2)	For termination without cause, any PSU and RSU payouts for grants prior to 2023 would depend on the notice period and termination date and would be reviewed by the human resources committee. Effective beginning with the 2023 grants, PSU and RSU grant payouts on termination without cause, with a vesting date after the termination date, are pro-rated based on actual period of service between the grant date and termination date and paid in normal course.

(3)	Amounts reflect impact for double trigger change of control for the cash severance and equity awards granted in 2022 and 2023 as noted above, while single trigger change of control applies to outstanding incentive awards granted prior to 2022.

(4)	Amounts for Mr. Hutchens have been converted from U.S. dollars to Canadian dollars for disclosure purposes, using the 2023 average exchange rate of US$1.00 = $1.3493.

2024 MANAGEMENT INFORMATION CIRCULAR	89

Good reason means any of the following according to each named executive's employment agreement:

•	a material reduction in the executive's base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions

•	a material reduction in the executive's target incentive opportunity

•	a breach by Fortis of a material provision of the employment agreement

•	failure on our part to obtain an agreement from a successor to Fortis to assume and agree to the terms of the agreement and to the same extent that Fortis would be required to perform if no succession had taken place, except where such assumption occurs by operation of law

•	a material adverse change in the executive's title, authority, duties or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law)

•	a material adverse change in the executive's reporting structure, or

•	the discontinuation or amendment of an equity plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment of the executive.

Good reason under the equity plans means any of the following after a change of control:

•	a reduction in the executive's base salary other than a general reduction that affects all similarly situated executives in substantially the same proportions

•	a reduction in the executive's target annual incentive opportunity or long-term incentive opportunity, other than a general reduction that affects all similarly situated executives in substantially the same manner

•	failure on our part to comply with any material terms of the executive's employment in effect immediately prior to a change of control, other than an inadvertent failure not occurring in bad faith and which is remedied by Fortis promptly after notifying the executive in writing

•	a material adverse change in the executive's duties, responsibilities, authority, title, status or reporting structure in effect immediately prior to a change of control

•	the discontinuation or amendment of an equity incentive plan, annual incentive plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment, in the aggregate, taking into consideration any related amendment or replacement plan, benefit or perquisite as applicable

•	we require the executive to be based at an office or location that is more than 50 km from his or her office or location immediately prior to a change of control, or at any other office or location the executive previously agreed to in writing.

90	FORTIS INC.

4	OTHER INFORMATION

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).	Where to find it 91 About non-US GAAP measures 93 Directors' and officers' liability insurance 93 Loans to directors and officers 93 For more information

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under generally accepted accounting principles in the United States (US GAAP) and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable to similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure	How is measure used
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results	Used by management and external stakeholders in evaluating our financial performance and prospects (see pages 2, 57 and 58)
Adjusted EPS	EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes (PSUs)	EPS	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business (as per above) and/or items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities, divided by the weighted average number of common shares outstanding	Used in evaluating our financial performance for annual incentive and PSU purposes, in relation to board approved targets (see pages 58 and 67)
Adjusted cash flow for annual incentive purposes	Cash from operating activities before changes in working capital	Operating cash flow before changes in working capital plus or minus items that are beyond the reasonable control of management in relation to board approved targets	Used in evaluating our financial performance for annual incentive purposes, in relation to board approved targets (see page 59)
Capital expenditures	Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statement of cash flows	Additions to property, plant and equipment and additions to intangible assets, as reported on the consolidated statement of cash flows, plus Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project	Used by management in the evaluation of our operating results and Fortis' role as project manager during the construction of this project

The table below provides a reconciliation of the non-US GAAP measures for 2023 (amounts reflect adjustments due to rounding). For reconciliation of the non-US GAAP measures pertaining to prior periods, refer to the annual MD&A, available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2024 MANAGEMENT INFORMATION CIRCULAR	91

Non-US GAAP reconciliations

Year ended December 31, 2023

($ millions, except for common share data)
Adjusted net earnings attributable to common equity shareholders and adjusted EPS
Net earnings attributable to common equity shareholders	$1,506
Adjusting items:
Disposition of Aitken Creek (1)	$(15)
Unrealized loss on mark-to-market of derivatives (2)	$2
Revaluation of deferred income tax assets (3)	$9
Adjusted net earnings attributable to common equity shareholders	$1,502
Weighted average number of common shares outstanding (# millions)	486.3
Adjusted basic EPS, as reported for 2023	$3.09
USD:CAD foreign exchange rate adjustment (4)	$(0.07)
Adjusted basic EPS for annual incentive purposes	$3.02

(1)	The sale of Aitken Creek was completed on November 1, 2023 with an effective date of March 31, 2023. The adjustment represents the $10 million after-tax gain on disposition and $5 million of net earnings at Aitken Creek recognized in accordance with U.S. GAAP during the March 31, 2023 to November 1, 2023 stub period.

(2)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek.

(3)	Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.

(4)	Represents the $34 million earnings impact resulting from a higher USD:CAD average exchange rate for 2023 of $1.35 compared to assumed rate of $1.30 in the Plan.

Year ended December 31, 2023 ($ millions)
Cash from operating activities	$3,545
Change in working capital	$81
Reported cash flow for 2023	$3,626
Adjusting item: USD:CAD foreign exchange rate (1)	$(83)
Adjusted cash flow for annual incentive purposes	$3,543

(1)	Represents the impact resulting from a higher USD:CAD average exchange rate for 2023 of $1.35 compared to assumed rate of $1.30 in the Plan.

2020 PSU award

Cumulative Adjusted EPS (2020 – 2022)
Reported basic EPS	$7.99
Adjusting items:
Tax (1)	$0.05
FERC base ROE – ITC (2)	$(0.06)
Cumulative adjusted basic EPS for PSU purposes	$7.98

(1)	Represents the impact of anti-hybrid tax expenses recorded in 2020, and the revaluation of deferred income tax assets in 2022, resulting from the reduction in the corporate income tax rate in the state of Iowa.

(2)	Represents the prior period impact associated with the FERC regulatory decision in 2020.

Year ended December 31, 2023

($ millions)
Capital expenditures
Additions to property, plant and equipment	$3,986
Additions to intangible assets	$183
Adjusting item:
Wataynikaneyap Transmission Power Project (1)	$160
Capital expenditures (2)	$4,329

(1)	Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.
(2)	Capital plan, as referenced throughout this document, is a non-US GAAP measure calculated in the same manner as capital expenditures above.

92	FORTIS INC.

Directors' and officers' liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2023, we paid a premium of $2,175,845. The policy is renewable on July 1, 2024.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as of March 15, 2024. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at that date.

	To Fortis and its subsidiaries	To another entity
Share purchases	$8,990,744	–
Other	$246,699	–

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can also request a free printed copy from our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John's, NL A1B 3T2

Canada

2024 MANAGEMENT INFORMATION CIRCULAR	93

Appendix A
Fortis Inc. Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 15, 2024.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1.     Board of Directors

(a)    Disclose the identity of directors who are independent.

(b)    Disclose the identity of directors who are not independent and describe the basis for that determination.

(c)    Disclose whether or not a majority of directors are independent.

Yes Yes Yes

11 of the 12 directors proposed for nomination on pages 16 through 22 of this circular are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Mr. Blouin, Mr. Borgard, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson, Ms. Durocher, Ms. Manes, Mr. Marchand and Mr. Zurel to be independent. Mr. Hutchens is not considered independent because he is President and CEO of Fortis.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 16 through 22 of this circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer′s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Yes

Jo Mark Zurel is the non-executive chair of the board and is an independent director. Mr. Zurel is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2023 is disclosed in the tables on pages 16 through 22 and summarized on page 23 of this circular.

94	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
2. Board Mandate Disclose the text of the board's written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a)  Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board has developed a written position description for the chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 29 of this circular.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO which is described on page 29 of this circular.

4. Orientation and Continuing Education

(a)      Briefly  describe what measures the board takes to orient    new directors regarding:

(i)     the role of the board, its committees and its directors, and

(ii)    the nature and operation of the issuer′s business.

Yes

New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. Details about our orientation program are disclosed on page 38 of this circular.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2023 are disclosed on page 38 of this circular.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.
(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2024 MANAGEMENT INFORMATION CIRCULAR	95

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii)  provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

	Yes	The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2023. Accordingly, we have not been required to file a material change report on this basis.

(b)   Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

	Yes	The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on pages 38 and 39 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 27 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 27 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer′s directors and officers.	Yes	The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 46 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

96	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(b)    Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 26 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our five employee compensation plans as described on page 26 of this circular.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.

9.       Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the chair of the board on the assessment process. A description of this process can be found on pages 38 and 39 of this circular.

10.       Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 40 of this circular.

2024 MANAGEMENT INFORMATION CIRCULAR	97

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

11.    Representation of Women on Board

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)    If the issuer has adopted a policy referred to in (a), disclose the  following in respect of the policy:

(i)  short summary of its objectives and key provisions

(ii) the measures taken to ensure that the policy has been  effectively implemented

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv) whether and, if so, how the board or its nominating   committee measures the effectiveness of the policy.

Yes Yes

Fortis has adopted a written diversity policy with targets. The policy commits to having a board in which women and men each represent at least 40% of independent directors. The policy also seeks to have at least two directors who are a visible minority and/or Indigenous.

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the board and executive diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include seven females who collectively represent 58% of the nominees for election as directors. Two of the nominees identify as visible minorities and both currently serve as Fortis directors.

12.   Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Yes

The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13.   Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Yes

Diversity, inclusive of gender, is a key factor in our talent management strategy, which seeks to identify, assess and develop employees for more senior positions in the Fortis organization. As part of its mandate, the human resources committee is responsible for ensuring that the organization respects the objectives of the board and executive diversity policy when identifying potential candidates, both internal and external, for executive officer positions. A discussion on leadership diversity can be found on pages 30 and 31 of this circular.

98	FORTIS INC.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

14.   Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(a)    Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(b)    Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(c)    If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)   the target; and

(ii)   the annual and cumulative progress in achieving the target.

Yes Yes Yes

Fortis has adopted a written board and executive diversity policy with targets, which was updated in 2023.

Our board and executive diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board gives due consideration to diversity ensure that a diverse group of candidates, including gender diversity, is included in the group of prospective candidates. A discussion of diversity in leadership succession can be found on page 30 of this circular.

Our board and executive diversity policy commits to having a board where women and men each represent at least 40% of the board's independent directors. Minimum of 40% female representation on the board achieved in, and maintained, since 2018.

15.   Number of Women on the Board and in Executive Officer Positions

(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b)    Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Yes Yes

Of the current 12 director nominees, seven (or 58%) are women.

Seven members (or 50%) of the Fortis executive leadership team are female. The executive leadership team of Fortis, including its major subsidiaries, consists of 14 women (47%).

2024 MANAGEMENT INFORMATION CIRCULAR	99

Appendix B
Fortis Inc. Board of directors mandate

1.0            Purpose and authority

1.1	The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board's statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0            Definitions

2.1	In this Mandate:

(a)	"Audit Committee" means the audit committee of the Board;

(b)	"Board" means the board of directors of the Corporation;

(c)	"CEO" means the President and Chief Executive Officer of the Corporation;

(d)	"Chair" means the Chair of the Board;

(e)	"Code" means the Code of Conduct of the Corporation, as amended from time to time;

(f)	"Corporation" means Fortis Inc.;

(g)	"Director" means a member of the Board;

(h)	"Governance and Sustainability Committee" means the governance and sustainability committee of the Board;

(i)	"Human Resources Committee" means the human resources committee of the Board;

(j)	"Mandate" means this mandate of the Board; and

(k)	"Shareholders" means the shareholders of the Corporation.

3.0            Composition of the board

3.1	The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation's articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be "independent" within the meaning of all applicable laws and stock exchange requirements.

3.3	The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. The Director serving as Chair shall continue as Chair until a successor is appointed, unless such individual resigns, is removed by the Board or otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0            Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with the Corporation's by-laws; provided, however, that the Board shall meet at least quarterly.

4.2	The Chair shall act as chair of all meetings of the Board at which the Chair attends. Board meetings not attended by the Chair shall be chaired by the chair of the Governance and Sustainability Committee or, in that person's absence, the Directors attending the meeting shall appoint one of their number to act as chair of the meeting.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4	The Board may invite any of the Corporation's officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).

4.6	If there are any non-management, non-independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.

4.7	Minutes of all meetings of the Board and committees of the Board shall be prepared and maintained within the minute books of the Corporation.

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5.0            Duties and responsibilities of the board

A.    Strategic Planning and Risk Management

5.1    The Board has the responsibility to:

(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;

(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and

(c)	assist the CEO in identifying the principal business risks of the Corporation and implementing appropriate systems to manage and mitigate such risks, including the Corporation's enterprise risk management program and framework.

B.     Reputation and Culture

5.2    The Board has the responsibility to:

(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and

(b)	oversee management's programs and policies to preserve and enhance the Corporation's culture and reputation.

C.     Management and Human Resources

5.3    The Board has the responsibility to:

(a)	oversee the Corporation's human resources strategy and plans, including its diversity, equity and inclusion policies and practices;

(b)	select, appoint and continuously evaluate, the CEO, and determine the terms of the CEO's employment and compensation;

(c)	oversee the CEO succession plan, including identifying and evaluating potential successors to the CEO;

(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);

(e)	oversee and approve the Corporation's overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation's long-term strategy and interests of Shareholders and other key stakeholders; and

(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation.

D.     Capital, Finances, Controls and Internal Systems

5.4    The Board has the responsibility to:

(a)    oversee and approve the overall capital and financial structure of the Corporation;

(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation's financial statements and financial reporting processes;

(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(d)	oversee and evaluate the Corporation's internal controls relating to financial and management information systems and disclosure controls and processes.

5.5	The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements and Management Discussion and Analysis of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.     Communications and Stakeholder Relationships

5.6    The Board has the responsibility to:

(a)	adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

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(b)	oversee the strategies and processes related to Board-Shareholder engagement, and establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)	review and approve the Corporation's Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering and disclosure documents as required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7	The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation's investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation's subsidiaries.

F.      Sustainability

5.8    The Board has responsibility to:

(a)	oversee and, where appropriate, approve the Corporation's strategies, policies and practices relating to sustainability objectives, including environmental and social matters; and

(b)	review management's implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices, the Corporation's strategy and other corporate policies and practices, and the interests of Shareholders and other stakeholders.

G.     Governance

5.9   The Board has the responsibility to:

(a)	develop and oversee the Corporation's approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;

(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation's shareholder positions in such subsidiaries;

(d)	develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and

(f)	oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10	The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;

(b)	Governance and Sustainability Committee; and

(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:

(a)	the Chair; and

(b)	the CEO.

5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation's response thereto.

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H.     Cybersecurity, Information Technology (IT) and Operational Technology (OT)

5.13	The Board has responsibility to:

(a)	oversee and, where appropriate, approve the Corporation's strategies and policies relating to the use and protection of its IT and OT infrastructure, including in respect of cybersecurity; and

(b)	review the Corporation's IT and OT risk exposures, including cybersecurity risks, and the measures taken to monitor or mitigate such exposures.

6.0            Duties and responsibilities of directors

6.1	In exercising the powers and discharging the responsibilities of a Director, each Director has a statutory obligation to:

(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2	Each Director must also comply with all applicable policies of the Corporation, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3	Each Director shall devote the necessary time and attention effectively participate in the work of the Board to enable the Board to discharge its duties and responsibilities as set out under this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:

(a)	promptly respond to management requests in respect of availability for proposed meetings;

(b)	thoroughly review the material provided by management in connection with the meeting; and

(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, video-conference or other remote electronic facilities).

6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0            Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.

7.2	No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0            Other

8.1	This Mandate shall be posted on the Corporation's corporate website at www.fortisinc.com.

8.2	The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.

8.3	The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4	The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee

(Effective January 1, 2023)

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Appendix C
FORTIS INC. OMNIBUS EQUITY PLAN (Effective as of January 1, 2024)

ARTICLE 1
PREAMBLE AND DEFINITIONS

1.1 Title

This Omnibus Equity Plan of Fortis Inc. (the "Corporation"), as amended or restated from time to time, shall be called the "Omnibus Equity Plan" and is referred to herein as the "Plan".

1.2 Purpose of the Plan

The purpose of the Plan is to: (a) promote alignment of interests between the senior management of the Corporation and its Subsidiaries and the shareholders of the Corporation; (b) foster the growth and success of the business of the Corporation in accordance with its vision; (c) ensure that management is focused on the Corporation’s primary business objectives; and (d) assist the Corporation in attracting and retaining senior management.

1.3 Defined Terms

In the Plan, the following terms have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Administrator" means such administrator, including any administrative agent or trustee, as may be appointed by the Corporation and identified to Participants from time to time to assist in the administration of the Plan in accordance with Section 7.1, which administrator may be the Corporation or any of its Subsidiaries acting for the benefit of Participants;

"Affected Participant" means, in connection with a Change of Control pursuant to:

(a)	clause (a) of the definition of Change of Control, each Participant; or

(b)	clause (b) of the definition of Change of Control, each Participant who is an Employee of the affected Subsidiary who ceases to be employed by the Corporation or any of its Subsidiaries immediately following such Change of Control;

"Applicable Exchange Rate" means, in connection with any conversion to or from U.S. Dollars required pursuant to the Plan, the Exchange Rate as of the Business Day immediately prior to the Grant Date of such Award or any underlying Award, as applicable;

"Award" means a Restricted Share Unit or a Performance Share Unit granted pursuant to the Plan and "Awards" means any of the foregoing, as the circumstances require;

"Blackout Period" means a period when a Participant is prohibited from trading in the Corporation’s securities pursuant to applicable securities laws or the Corporation’s written policies then in effect;

"Board" means the board of directors of the Corporation;

"Business Day" means any day, other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario or Newfoundland and Labrador;

"Canadian Dollars" means the lawful currency of Canada;

"Canadian Taxpayer" means a resident of Canada for purposes of the Tax Act and any applicable income tax treaty, and any non-resident of Canada that is subject to tax under the Tax Act on all or any part of an Award granted hereunder;

"Change of Control" means:

(a)	with respect to the Corporation, the occurrence of any one or more of the following events:

(i)	the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or combination of Persons acting jointly or in concert with each other, of Voting Securities representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Voting Securities;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other Person, other than a disposition to a wholly owned Subsidiary in the course of a reorganization of the assets of the Corporation and its Subsidiaries;

(iii)	the adoption of a resolution to wind-up, dissolve or liquidate the Corporation;

(iv)	as a result of or in connection with: (A) a contested election of Directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(v)	the Board adopts a resolution to the effect that a change of control of the Corporation has occurred or is imminent; and

(b)	with respect to any Subsidiary, the occurrence of any one or more of the following events:

(i)	the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or combination of Persons acting jointly or in concert with each other, other than the Corporation or another Subsidiary (or a combination thereof), of voting securities of such Subsidiary representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding voting securities of such Subsidiary;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of such Subsidiary which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of such Subsidiary on a consolidated basis to any other Person, other than a disposition to the Corporation or another Subsidiary (or a combination thereof) in the course of a reorganization of the assets of such Subsidiary;

(iii)	the adoption of a resolution to wind-up, dissolve or liquidate the Subsidiary; or

(iv)	the Committee determines that a change of control with respect to such Subsidiary has occurred or is imminent;

"Change of Control Determination Date" has the meaning ascribed thereto in Section 5.2(c);

"Clawback Policy" means, as applicable, the clawback policy of the Corporation in effect from time to time and any similar policy of the Corporation in effect from time to time, but only to the extent such policy applies to a Participant;

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"Committee" means the Human Resources Committee or other committee of Directors designated by the Board from time to time to administer the Plan and consisting of not less than three members of the Board, each of whom qualifies as independent under section 1.4 of National Instrument 52-110 – Audit Committees and the applicable rules of the NYSE, and where no such committee has been appointed, means the Board; provided, however, without limiting the foregoing, that if the Corporation ceases to qualify as a "foreign private issuer" (as defined in Rule 3b-4 under the Exchange Act), the Committee shall be a committee of the Board comprised of not less than two directors, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act;

"Common Share Account" has the meaning ascribed thereto in Section 2.5(a);

"Common Shares" means the common shares of the Corporation, and such other securities as may be substituted (or re-substituted) for the common shares of the Corporation pursuant to Article 5;

"Corporation" means Fortis Inc. and any successor corporation whether by arrangement, amalgamation, merger or otherwise;

"Director" means a director of the Corporation;

"Disability" means, with respect to a Participant, the illness of the Participant resulting in the Participant’s absence from their full-time duties with the Corporation or a Subsidiary such that the employment relationship is frustrated (subject to the parties’ obligations pursuant to human rights legislation, as applicable);

"Earned Performance Share Units" has the meaning ascribed thereto in Section 4.5;

"Election Deadline" means, unless extended by the Committee or as may be otherwise provided in the Plan, the date that is: (a) in the case of a Restricted Share Unit, 30 days prior to the Vesting Date of such Restricted Share Unit; and (b) in the case of a Performance Share Units, 30 days prior to the Payment Criteria End Date for such Performance Share Unit;

"Employee" means an employee of the Corporation or a Subsidiary, and includes an officer of the Corporation or a Subsidiary, but excludes a director of the Corporation or a Subsidiary who is not also an employee of the Corporation or a Subsidiary;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

"Exchange Rate" means, as of a relevant date, the daily average rate of exchange of the Bank of Canada for converting Canadian Dollars to U.S. Dollars, or vice versa as the circumstances require, or if on such date a daily average rate of exchange of the Bank of Canada is not available, the daily average rate of exchange of the Bank of Canada on the immediately preceding day on which such exchange rate is available or the equivalent exchange rate published by such other source as may be determined by the Committee, acting in good faith;

"Executive Compensation Policy" means, as applicable, the executive compensation policy of the Corporation in effect from time to time and any similar policy or practice of the Corporation or any Subsidiary in effect from time to time, but only to the extent such policy or practice applies to a Participant;

"Good Reason" means the occurrence, after a Change of Control, of any of the following events without the Affected Participant's written consent:

(a)	a reduction in the base salary of the Affected Participant other than a general reduction that affects all similarly situated Employees of the Corporation or Subsidiary, as applicable, in substantially the same proportions;

(b)	a reduction in the Affected Participant's target short term incentive or long term incentive opportunity, other than a general reduction that affects all similarly situated Employees of the Corporation or Subsidiary, as applicable, in substantially the same manner;

(c)	any failure by the Corporation or Subsidiary, as applicable, to comply with any material terms of the Affected Participant's employment as in effect immediately prior to such Change of Control, other than an inadvertent failure not occurring in bad faith and which is remedied by the Corporation or such Subsidiary promptly after receipt of written notice thereof given by the Affected Participant;

(d)	any material adverse change in the Affected Participant's duties, responsibilities, authority, title, status or reporting structure as in effect immediately prior to the Change of Control;

(e)	the discontinuation or amendment of any equity incentive plan, short term incentive plan, employee benefit plan or other material fringe benefit or perquisite, if such discontinuation or amendment results in less favourable treatment of the Affected Participant in the aggregate (unless minor or insignificant), taking into consideration any related amendment or replacement plan, benefit or perquisite, as applicable; or

(f)	the Corporation or Subsidiary, as applicable, requiring the Affected Participant to be based at any office or location other than: (i) within 50 kilometres of the Affected Participant's office or location immediately prior to the Change of Control; or (ii) at any other office or location previously agreed to in writing by the Affected Participant;

"Grant Agreement" means a Restricted Share Unit Grant Agreement or a Performance Share Unit Grant Agreement, as applicable;

"Grant Date" means the effective date of each grant of an Award by the Committee to a Participant, which shall be January 1 of the calendar year of such grant or such other date as determined by the Committee and specified in the applicable Grant Agreement;

"Insider" means a "reporting insider" as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in the TSX Company Manual) of such "reporting insider";

"Involuntary Employment Action" means, with respect to a Participant, the termination of the Participant's employment with the Corporation or a Subsidiary, as applicable, by the Participant for Good Reason, which, subject to applicable employment standards legislation, shall be deemed to be effective on the earlier of: (i) the last day worked by the Participant; and (ii) the date of termination of the Participant's employment as set out in the written notification of termination, each as determined by the Corporation or Subsidiary, as applicable;

"Involuntary Redemption Date" means the Trading Day that is immediately prior to an Involuntary Employment Action;

"Just Cause" means a determination by the Committee or the board of directors of the Subsidiary employer of a Participant, as applicable, that any of the following has occurred: (a) wilful and continued failure by the Participant to substantially perform the Participant's duties to the Corporation or Subsidiary after a demand for substantial performance improvement has been delivered in writing to the Participant which specifically identifies the manner in which the Participant has not substantially performed their duties; (b) wilful engaging by the Participant in misconduct that is materially injurious to the Corporation or Subsidiary, monetarily or otherwise; (c) the conviction of the Participant of a criminal offence involving dishonesty; or (d) any other action or omission that would be just cause at law; provided that no act, or failure to act, on the Participant's part shall be considered "wilful" unless the Committee or the board of directors of the Subsidiary employer of a Participant, as applicable, determines that such act or failure to act by the Participant was in bad faith and was not reasonably believed by the Participant to be in the best interests of the Corporation or Subsidiary, as applicable;

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"Market Price” means, at any date in respect of the Common Shares: (a) the TSX Market Price; (b) solely in the case of Non-Canadian Participants, the NYSE Market Price; or (c) in the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Common Shares in Canadian Dollars as determined by the Committee, acting in good faith, and, in the case of Participants who are Non-Canadian Participants, shall mean such Market Price converted into U.S. Dollars using the Applicable Exchange Rate;

"Non-Canadian Participant" means a Participant who is (a) a U.S. Taxpayer or (b) an Employee of a Subsidiary organized in a jurisdiction outside of Canada and, in each such case, is not also a Canadian Taxpayer;

"NYSE" means the New York Stock Exchange or any successor thereto;

"NYSE Market Price" means the volume-weighted average trading price of the Common Shares determined by dividing the total value of the Common Shares traded on the NYSE during the last five Trading Days immediately preceding the relevant date by the total volume of the Common Shares traded on the NYSE during such five Trading Days (or, if the Common Shares are not then listed and posted for trading on the NYSE, shall be the TSX Market Price for the same period converted into U.S. Dollars using the Applicable Exchange Rate);

"Outside Date" has the meaning ascribed thereto in Section 9.5;

"Participant" means: (a) any Employee to whom an Award has been granted in accordance with the terms and conditions of the Plan; and (b) any former Employee who continues to have Awards in their Restricted Share Unit Account or Performance Share Unit Account in accordance with the terms and conditions of the Plan;

"Payment Criteria" means, in respect of any grant of Performance Share Units, the criteria stipulated by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any such criteria recommended by the board of directors of the Subsidiary employer of such Participant) and set out in the applicable Performance Share Unit Grant Agreement (other than the mere continuation of Service or the mere passage of time) and any additional criteria stipulated by the Committee pursuant to Section 4.1(c) in respect of such grant, the satisfaction of which is a condition of the vesting of such Performance Share Units;

"Payment Criteria End Date" means the last day of the Payment Criteria Period for any Performance Share Unit, including where such Payment Criteria Period has been shortened or amended pursuant to the terms and conditions of the Plan;

"Payment Criteria Period" means, in respect of any Performance Share Unit, the period commencing on the Grant Date and ending on December 31 of the calendar year specified in the Performance Share Unit Grant Agreement relating to such Performance Share Unit, as such period may be shortened, amended or otherwise stipulated by the Committee pursuant to the terms and conditions of the Plan, including in any Performance Share Unit Grant Agreement;

"Payment Election" means an election made in writing to the Administrator to receive the Payout Amount or Payout Shares in respect of Awards which become fully Vested Awards pursuant to the terms and conditions of the Plan and the applicable Grant Agreement;

"Payout Amount" means, with respect to each Vested Restricted Share Unit or Earned Performance Share Unit, a cash payment equal to the Market Price of one Common Share on the applicable Pricing Date;

"Payout Percentage" means the percentage determined by the Committee in accordance with a Participant's Performance Share Unit Grant Agreement for a Payment Criteria Period (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) and used in the calculation of the Earned Performance Share Units of such Participant in accordance with Section 4.5;

"Payout Share" means, with respect to each Vested Restricted Share Unit or Earned Performance Share Unit, one Common Share;

"Performance Share Unit" means a notional unit evidenced by an entry on the books of the Corporation which represents the right of a Participant, at their election, subject to the terms and conditions of the Performance Share Unit Grant Agreement relating to such Performance Share Unit and the terms and conditions of the Plan, to receive the Payout Amount or a Payout Share;

"Performance Share Unit Account" means the account maintained for a Participant on the books of the Corporation into which Performance Share Units will be credited and debited in accordance with the terms and conditions of the Plan;

"Performance Share Unit Grant Agreement" means an agreement between the Corporation and a Participant consistent with the terms and conditions of the Plan evidencing the grant of Performance Share Units to such Participant on the terms and conditions set forth therein;

"Person" includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

"Plan" has the meaning ascribed thereto in Section 1.1;

"Pricing Date" means, unless otherwise determined by the Committee pursuant to the Plan:

(a)	for a Restricted Share Unit, the earlier of:

(i)	the Vesting Date for that Restricted Share Unit; and

(ii)	in the case of any Restricted Share Unit deemed to be redeemed prior to its original Vesting Date pursuant to Section 5.2 or Section 6.2, the applicable date on which such Restricted Share Unit is deemed to be redeemed in accordance with such Section; and

(b)	for a Performance Share Unit, the earlier of:

(i)	the Payment Criteria End Date for that Performance Share Unit; and

(ii)	in the case of any Performance Share Unit deemed to be redeemed prior to its original Payment Criteria End Date pursuant to Section 5.2, the Change of Control Determination Date (in the case of Section 5.2(c) or the Involuntary Termination Date (in the case of Section 5.2(d)(ii));

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provided that to the extent that any such date occurs during a Blackout Period, such Pricing Date shall be extended to the sixth Business Day following the expiration of such Blackout Period or such other date following the expiry of such Blackout Period as may be determined by the Committee, acting reasonably;

"Replaced Awards" has the meaning ascribed thereto in Section 5.2(a);

"Replacement Awards" has the meaning ascribed thereto in Section 5.2(a);

"Restricted Share Unit" means a notional unit evidenced by an entry on the books of the Corporation which represents the right of a Participant, at their election, subject to the terms and conditions of the applicable Restricted Share Unit Grant Agreement and the terms and conditions of the Plan, to receive the Payout Amount or a Payout Share;

"Restricted Share Unit Account" means the account maintained for a Participant on the books of the Corporation into which Restricted Share Units will be credited and debited in accordance with the terms and conditions of the Plan;

"Restricted Share Unit Grant Agreement" means an agreement between the Corporation and a Participant consistent with the terms and conditions of the Plan evidencing the grant of Restricted Share Units to such Participant on the terms and conditions set forth therein;

"Retirement" means, except as otherwise provided in Section 6.2(b)(v), the retirement of a Participant from Service on or after achieving at least age 55 and 10 years of Service, or such other retirement criteria as may be determined by the Committee or the board of directors of the Subsidiary employer of a Participant, as applicable, in relation to the Participant, subject to any policy, practice or requirement relating to the term of Service or other retirement criteria as may be stipulated by the Corporation or Subsidiary, as applicable, at the time of retirement;

"Section 409A" has the meaning ascribed thereto in Section 9.1;

"Securities Act" has the meaning ascribed thereto in Section 7.5(a);

"Security Based Compensation Arrangements" means a stock option, stock option plan, employee share purchase plan, long-term incentive plan or any other compensation or incentive plan or mechanism involving the issuance or potential issuance of Common Shares from treasury to one or more full-time employees, directors, officers, Insiders or consultants of the Corporation or a Subsidiary, including "security based compensation arrangements" (as defined in the TSX Company Manual), a Common Share purchase from treasury by a full-time employee, director, officer, Insider or consultant of the Corporation or a Subsidiary which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise, and includes any legacy plan of the Corporation or any Subsidiary for so long as any grants are outstanding pursuant to any such compensation arrangement;

"Service" means the period of continuous employment of the Participant with the Corporation and/or any of its Subsidiaries, including service with a Subsidiary which has been acquired, directly or indirectly, by the Corporation;

"Stock Exchange" means the TSX and/or the NYSE, as the circumstances require, or if the Common Shares are not listed or posted for trading on either such stock exchange at a particular date, any other stock exchange on which the Common Shares are then listed and posted for trading;

"Subsidiary" means a Person (other than an individual) which is controlled, directly or indirectly, by the Corporation, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, the right to appoint a majority of the directors of such Person, a contractual arrangement or otherwise;

"Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Termination Date" means, in respect of: (a) a Participant other than a U.S. Taxpayer, the later of: (i) the last day worked by the Participant, as determined by the Corporation or Subsidiary, as applicable; and (ii) if and only to the extent required to comply with the minimum requirements of applicable employment standards legislation, the last day of the notice period applicable to the Participant under such employment standards legislation, and does not include any period of contractual or common-law reasonable notice to which the Participant may be entitled or may claim to be entitled, in either such case whether the termination is lawful or unlawful or with or without Just Cause; and (b) a U.S. Taxpayer, the date on which such Participant has undergone a "separation from service" as defined under Section 409A. For clarity, where the Participant is terminated for Just Cause, and the cause asserted does not disqualify the Participant from statutory notice under applicable employment standards legislation, the last day of the statutory notice period shall be deemed the Termination Date;

"Trading Day" means any date on which the relevant Stock Exchange is open for the trading of the Common Shares;

"Treasury Limit" has the meaning ascribed thereto in Section 2.3(a);

"TSX" means the Toronto Stock Exchange or any successor thereto;

"TSX Market Price" means the volume-weighted average trading price of the Common Shares determined by dividing the total value of the Common Shares traded on the TSX during the last five Trading Days immediately preceding the relevant date by the total volume of the Common Shares traded on the TSX during such five Trading Days (or, if the Common Shares are not then listed and posted for trading on the TSX, shall be the NYSE Market Price for the same period converted into Canadian Dollars using the Applicable Exchange Rate);

"U.S. Dollars" means the lawful currency of the United States of America;

"U.S. Taxpayer" means any Participant who is a citizen or permanent resident of the United States, or is otherwise subject to taxation by the United States on a net basis;

"Vested Award" means a Vested Restricted Share Unit or Earned Performance Share Unit and "Vested Awards" means any of the foregoing, as the circumstances require;

"Vested Restricted Share Unit" means a Restricted Share Unit which has vested in accordance with the terms and conditions of the applicable Restricted Share Unit Grant Agreement and the terms and conditions of the Plan;

"Vesting Date" means the date on which a Restricted Share Unit vests in accordance with the terms and conditions of the applicable Restricted Share Unit Grant Agreement and the terms and conditions of the Plan, including Section 3.1(b); and

"Voting Securities" means the Common Shares and any other shares entitled to vote for the election of Directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of Directors but are convertible into or exercisable or exchangeable for shares which are entitled to vote for the election of Directors including any options or rights to purchase such shares or securities.

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1.4 Governing Law

The Plan shall be interpreted and enforced in accordance with the laws of the Province of Newfoundland and Labrador and the federal laws in Canada applicable therein. The participation of a Participant in the Plan shall be construed as acceptance of the terms and conditions of the Plan by such Participant and as the Participant’s agreement to be bound thereby.

1.5. Severability

If any provision of the Plan is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of the Plan shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the Plan is not affected in any manner materially adverse to the Corporation, any of its Subsidiaries or any Participant.

1.6. Interpretation

(a)	The division of the Plan into articles, sections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the Plan. Words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

(b)	Whenever the Board or the Committee is to exercise discretion or authority in the administration of the terms and conditions of the Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board or the Committee, as applicable.

(c)	The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". The words "herein", "hereby", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, clause or part hereof. As used herein, the expressions "Article", "Section", "clause” and other subdivision followed by a number, mean and refer to the specified Article, Section, clause or other subdivision of the Plan, respectively.

(d)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under the Plan or any Grant Agreement, then the first day of the period is not counted, but the day of its expiry is counted.

(e)	Whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day and, in the case of any such payment, such day shall also be a business day in the jurisdiction where the relevant Participant ordinarily resides.

ARTICLE 2
ESTABLISHMENT AND OPERATION

2.1 Establishment

The Corporation established the Plan for Participants effective as of January 1, 2024.

2.2 Participation

The Corporation makes no representation or warranty as to the future market value of the Common Shares or with respect to any income tax matters affecting any Participant resulting from the grant, vesting or settlement of an Award, or resulting from any transactions in the Common Shares or any other event affecting the Awards or Common Shares. With respect to any fluctuations in the Market Price of the Common Shares, neither the Corporation, nor any of its Subsidiaries nor any of its or their directors, officers, employees, shareholders or agents, nor any Administrator appointed pursuant to Section 7.1(a)(ix) shall be liable for anything done or omitted to be done, including any determination made or omitted to be made, by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance or acquisition of Common Shares hereunder, or in any other respect pursuant to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the value or Market Price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. Neither the Corporation nor any of its Subsidiaries assumes responsibility for the income or other tax consequences resulting to any Participant due to participation in the Plan and each Participant is advised to consult with their own tax advisors.

2.3 Common Shares Reserved for Issuance

(a)	The maximum number of Shares reserved for issuance, in the aggregate, under the Plan is 4,000,000 Common Shares, which number may only be increased with the approval of the Corporation's shareholders (such number as increased by the shareholders of the Corporation from time to time, the "Treasury Limit"). Any Award which is outstanding from time to time shall be counted against and reduce the Treasury Limit, provided that the following Awards will not be counted against and reduce the Treasury Limit, or shall cease to be counted against the Treasury Limit, as applicable: (i) Awards granted after a particular date if the Board or Committee has determined to cease the settlement of Awards granted after such date in Payout Shares using Common Shares issued from treasury; (ii) an Award that is terminated or cancelled prior to vesting; (iii) Awards in respect of which a Participant has elected to receive the Payout Amount in respect of a Vested Award; or (iv) the Board or Committee has determined to settle a Vested Award in respect of which a Participant may elect or has elected to receive Payout Shares in Common Shares purchased on a Stock Exchange in accordance with the terms of the Grant Agreement for such Vested Award. Each Common Share issued from treasury in settlement of Payout Shares pursuant to the Plan shall be counted against and shall permanently reduce the Treasury Limit. For greater certainty, no Award that can be settled in Common Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Common Shares underlying Awards made under the Plan to exceed the Treasury Limit then in effect.

(b)	The Committee may, but need not take into account the maximum Payout Percentage applicable to any grant of Performance Share Units when determining whether the Treasury Limit has been met or exceeded; provided that all Performance Share Units that result in the issuance of Payout Shares from treasury shall be counted against and shall permanently reduce the Treasury Limit.

(c)	Common Shares issuable in reliance upon an exemption from the rules of a Stock Exchange applicable to Security Based Compensation Arrangements used as an inducement to Persons not previously employed by and not previously an Insider of the Corporation shall not be included in the determination as to whether the Common Shares issuable under the Plan exceed the Treasury Limit then in effect, it being understood that, notwithstanding the foregoing, such Security Based Compensation Arrangements can be made otherwise subject to the terms and conditions of the Plan.

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2.4 Payout Share Settlement

(a)	Subject to Section 2.7, Section 2.8 and Section 7.5 and the terms of the applicable Grant Agreement, if a Participant has validly elected to receive or otherwise receives Payout Shares in respect of Vested Awards, the Corporation shall issue Payout Shares to such Participant from treasury equivalent in number to the number of such Vested Awards as fully paid and non-assessable Common Shares, in each case within the time period required pursuant to the Plan.

(b)	Notwithstanding Section 2.16, no fractional Common Shares shall be issued in settlement of any Vested Award and, accordingly, if a Participant would otherwise become entitled to a fractional Common Share upon the settlement of a Vested Award, such Participant shall only have the right to receive the next lowest whole number of Common Shares. In the event that a Participant holds a fractional Vested Award, the Participant shall be entitled to receive, on delivery of its Payout Shares, a cash payment in respect of such fractional Vested Award equal to such fraction multiplied by the Market Price of one Common Share on the Pricing Date of such Vested Award. Any payment made to a Participant upon the settlement of any Vested Award for the Payout Amount shall be rounded to the next lowest cent.

2.5 Delivery of Payout Shares

(a)	To facilitate the delivery of Payout Shares to a Participant, the Participant shall be required to open an account with a financial intermediary approved by the Corporation or an account will be opened with the Administrator or a financial intermediary approved by the Administrator on behalf of and in that name of the Participant (the "Common Share Account”). The Participant shall receive an electronic and/or written notification from or on behalf of the Corporation following each allocation of Payout Shares to the Participant’s Common Share Account providing notice of the number of Payout Shares deposited into such Participant's Common Share Account.

(b)	Any evidence of share ownership delivered by or on behalf of the Corporation pursuant to the Plan shall be delivered to the Participant at the address of the Participant on record with the Corporation or a Subsidiary, as applicable.

(c)	Any Payout Shares required to be issued to Participants under the Plan will be evidenced in such manner as the Committee may deem appropriate, including book-entry registration, direct registration statement or delivery of share certificates which may bear an appropriate legend reflecting any restriction on transfer applicable to such Payout Shares. In the event that the Committee determines that share certificates will be issued to Participants under the Plan, the Committee may, on advice of counsel, require that certificates evidencing Payout Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Payout Shares, and the Administrator may hold the share certificates pending lapse of the applicable restrictions.

2.6 Limits with Respect to Insiders

(a)	The maximum number of Common Shares issuable from treasury to Participants who are Insiders at any time under the Plan, and any other proposed or established Security Based Compensation Arrangement, shall not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(b)	The maximum number of Common Shares issued from treasury to Participants who are Insiders within any one-year period under the Plan, and any other proposed or established Security Based Compensation Arrangement, shall not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)	Any Award granted pursuant to the Plan, or securities issued under any other Security Based Compensation Arrangement prior to a Participant becoming an Insider shall be excluded from the purposes of the limits set out in Section 2.6(a) and Section 2.6(b).

2.7 Grants of Awards

(a)	Any Award granted under the Plan shall be subject to the requirement that if, on the advice of counsel, the Corporation determines that the listing, registration or qualification of the Payout Shares which may become issuable pursuant to such Award upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange, any regulatory authority or the Corporation's shareholders, is necessary as a condition of, or in connection with, the grant or vesting of such Awards or the issuance or delivery of Payout Shares thereunder, such Award may not be exercised in a manner that will result in the issuance of Common Shares from treasury or otherwise in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain or seek to obtain such listing, registration, qualification, consent or approval. In any such event, and notwithstanding any other provision of the Plan, the Corporation shall be entitled to settle all such Awards by payment of the Payout Amount.

(b)	No Awards shall be granted, and no Payout Shares shall be issued or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Payout Shares under the securities laws of any foreign jurisdiction (other than Canada or the United States) or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or delivery of Payout Shares hereunder in violation of this provision shall be void.

2.8 Issuances from Treasury

(a)	The provisions of the Plan providing for the issuance of Common Shares from treasury shall be subject to receipt by the Corporation of approval from any Stock Exchange, any regulatory authority and the shareholders of the Corporation required for the issuance of Common Shares from treasury pursuant to the Plan. If any required Stock Exchange, regulatory authority or shareholder approval is not obtained, no Common Shares shall be issuable from treasury in respect of Awards issuable under the Plan, but the validity and effectiveness of the Plan shall not be effected thereby and the Plan shall continue in full force and effect and shall be interpreted on the basis that all Common Shares issuable pursuant to the Plan will be purchased in the market by the Corporation to fulfill its obligations pursuant to the Plan to the extent permissible. The Committee shall take any and all actions determined to be necessary or advisable from time to time should either Common Shares cease to be issuable from treasury by the Corporation to settle Awards or the Corporation ceases to have an obligation to issue Common Shares from treasury to settle Awards, in each case pursuant to the Plan, including amending the terms of any Grant Agreement to the extent necessary to comply with Section 3.1(e) or Section 4.1(e), arranging for market purchases of Common Shares or terminating the Plan.

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(b)	The Corporation shall have no obligation to issue any Payout Shares pursuant to the Plan unless upon official notice of issuance, such Payout Shares shall have been duly listed with a Stock Exchange. The Corporation cannot guarantee that the Payout Shares will be listed or quoted on a Stock Exchange. Payout Shares issued or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

2.9 No Additional Rights

Nothing herein contained shall be deemed to give any Person the right to be retained as an Employee or to otherwise be retained in the service of the Corporation or a Subsidiary, or be entitled to reasonable notice of termination under contract or common law in connection with the operation of the Plan or otherwise affect in any way the Corporation's or a Subsidiary's right to terminate an Employee’s employment at any time for any reason. Awards are not Common Shares and will not entitle a Participant to any shareholder rights, including voting rights, the right to receive dividends or rights on liquidation, dissolution or winding-up of the Corporation.

2.10 Entitlement to Grants

Eligibility to participate in the Plan does not confer upon any Employee any right to be granted Awards pursuant to the Plan at any time. Granting Awards to any Participant does not confer upon any Participant the right to receive nor preclude such Participant from receiving any additional Awards at any time, or similar awards or benefits in lieu of similar awards including during any common law period of reasonable notice of termination to which the Participant may be entitled, and even if the Participant has been repeatedly granted Awards.

2.11 Voluntary Participation

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Employee's relationship or employment with the Corporation or a Subsidiary.

2.12 Grant Agreements

All Awards granted hereunder shall be evidenced by a Grant Agreement between the Corporation and the Participant in such form as may be adopted from time to time by the Committee for purposes of evidencing the applicable Awards. The Grant Agreement may contain such alternative or additional terms that may be considered necessary in order that the applicable Award will comply with any provisions of local income tax or other laws in force in any country or jurisdiction in which the Participant may from time to time be a resident (for tax purposes), be employed or be a citizen, or the rules of any regulatory authority having jurisdiction over the Corporation.

2.13 Awards

(a)	No certificates shall be issued with respect to Awards granted pursuant to the Plan. All Awards granted hereunder shall be reflected in the Restricted Share Unit Account or Performance Share Unit Account of the Participant, as applicable, maintained on the books and records of the Corporation and shall be amended or supplemented to reflect the adjustment, settlement, forfeiture, termination, cancellation or redemption of Awards from time to time.

(b)	Each Award granted to a Participant is in no way compensation for or in respect of services rendered by such Participant prior to the Grant Date.

2.14 Vesting

Each Award granted hereunder shall vest in accordance with the terms and conditions of the Plan and the terms and conditions of the Grant Agreement entered into in respect of such Award.

2.15 Conformity to Plan

In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to come, in all respects, into conformity with the Plan. In the event of conflicting provisions contained within any applicable Grant Agreement, the Committee shall determine the prevailing provision and interpretation thereof.

2.16 Fractional Awards

Fractional Awards are permitted under the Plan.

ARTICLE 3
RESTRICTED SHARE UNIT GRANTS

3.1 Grant of Restricted Share Units

(a)	Subject to the terms and conditions of the Plan and any shareholder, regulatory authority or Stock Exchange approval which may be required, the Committee may at any time and from time to time grant Restricted Share Units in accordance with the Executive Compensation Policy to Employees designated to be Participants hereunder. Each grant of Restricted Share Units shall be subject to the terms and conditions of the Plan and a Restricted Share Unit Grant Agreement entered into with the applicable Participant setting forth the terms and conditions of the grant, including any applicable performance criteria or vesting terms determined by the Committee to be applicable to such grant (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant).

(b)	The Committee shall designate at the time of grant of Restricted Share Units and set forth in the applicable Restricted Share Unit Grant Agreement, the Vesting Date or Vesting Dates on which all or a portion of the Restricted Share Units covered by such Restricted Share Unit Grant Agreement shall become Vested Restricted Share Units if the applicable performance criteria or vesting terms are satisfied. In no event shall the Vesting Date of any grant of Restricted Share Units be later than the tenth anniversary of the Grant Date of such Restricted Share Units. The Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), subsequent to the Grant Date, but prior to the original Vesting Date, accelerate the Vesting Date of all or any portion of Restricted Share Units then outstanding and granted to a Participant under the Plan, in which event such unvested Restricted Share Units shall be deemed to be Vested Restricted Share Units on such earlier Vesting Date provided that the applicable performance criteria or vesting terms are satisfied on such earlier Vesting Date. If the Committee accelerates the Vesting Date of Restricted Share Units it shall provide at least 10 days’ prior written notice of such accelerated Vesting Date and any applicable Election Deadline to all affected Participants in order to permit such Participants to elect to receive the Payout Amount or Payout Shares in accordance with Section 3.5(b).

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(c)	Subject to Section 5.3, the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), from time to time following the Grant Date, specify terms and conditions of any Restricted Share Units in addition to those set forth herein or in the Restricted Share Unit Grant Agreement, including any additional conditions with respect to the vesting of Restricted Share Units which do not conflict with the Plan.

(d)	Subject to Section 5.3(c) , the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), subsequent to the Grant Date, waive any performance criteria or vesting terms or any other conditions applicable to a grant of Restricted Share Units or determine that any of the foregoing has been satisfied.

(e)	Notwithstanding any other provision of the Plan, any grant of Restricted Share Units may be settled exclusively in Payout Shares if provided in a Participant’s Grant Agreement.

(f)	It is the intention of the Corporation that the Restricted Share Units not be considered a "salary deferral arrangement" for the purposes of the Tax Act and any applicable provincial legislation, and the terms and conditions of the Plan and any Restricted Share Unit Grant Agreement shall be interpreted in a manner that is consistent with this intention.

3.2	Annual Grant

(a)	The aggregate dollar amount of the Restricted Share Units granted to a Participant on a Grant Date shall be determined by the Committee in accordance with the Executive Compensation Policy (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant). For greater certainty, the aggregate dollar amount of the Restricted Share Units granted to a Participant on the Grant Date (i) in the case of a Non-Canadian Participant, will be denominated in U.S. Dollars and (ii) for all other Participants, will be denominated in Canadian Dollars.

(b)	The number of Restricted Share Units to be granted to a Participant on a Grant Date shall be determined by dividing (x) the aggregate dollar amount of the Restricted Share Units granted to such Participant as determined by the Committee in accordance with Section 3.2(a) by (y) the applicable Market Price of the Common Shares on the Grant Date or, to the extent that the Grant Date occurs during a Blackout Period, the sixth Business Day following the expiration of such Blackout Period.

3.3 Discretionary Grant

The Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) determine from time to time that special circumstances exist that would reasonably justify the grant of Restricted Share Units to a Participant as compensation in addition to any annual grant of Restricted Share Units which the Participant may otherwise receive pursuant to Section 3.2. Upon making such a determination, the Committee may grant Restricted Share Units to such a Participant provided that the Restricted Share Units comply in all other respects with the terms and conditions of the Plan. Except as provided for in this Section 3.3, no further Restricted Share Units shall be granted under the Plan to any Participant other than by way of annual grant by the Committee pursuant to Section 3.2.

3.4 Assessment of Payment Criteria

Subject to the discretion of the Committee as described in Section 3.1(d), following the Vesting Date in respect of any Restricted Share Units, the Committee shall (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), as soon as reasonably practicable, make an assessment of the performance criteria or vesting terms in accordance with the terms and conditions of the Plan and the applicable Restricted Share Unit Grant Agreement for the purpose of determining whether a Restricted Share Unit shall become a Vested Restricted Share Unit; provided that such determination shall be required to be made by the Committee if such performance criteria or vesting terms include performance criteria or vesting terms in addition to a period of Service or passage of time.

3.5 Cancellation and Election

(a)	Following the applicable Pricing Date, a Participant shall be entitled to be paid out the value and number of Vested Restricted Share Units determined on the applicable Pricing Date in accordance with Section 3.6. Notwithstanding any provision to the contrary in the Plan or the applicable Restricted Share Unit Grant Agreement, the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) make adjustments to the calculation of any Vested Restricted Share Units of any Participant based on its assessment of the risk level, events that may impact the value of the Vested Restricted Share Units or when calculations do not properly reflect all of the relevant considerations. Unless otherwise determined by the Committee, and except as may be required by applicable employment standards legislation, all Restricted Share Units credited to a Participant’s Restricted Share Unit Account in respect of which the Pricing Date has occurred which do not become Vested Restricted Share Units shall automatically be forfeited and be cancelled for no consideration on the Pricing Date.

(b)	Subject to Section 2.7, Section 5.2, Section 6.2(a)(iii), Section 6.3(a)(ii) and Section 7.5, subject to the terms of the Participant’s Grant Agreement, a Participant shall have the right to elect to receive either the Payout Amount or a Payout Share in respect of each Vested Restricted Share Unit. The Payment Election to receive the Payout Amount or Payout Shares shall be delivered by the Participant on or before the Election Deadline for the applicable Restricted Share Units. If no Payment Election is provided by the Participant in accordance with this Section 3.5(b), the Participant will be deemed to have elected to receive the Payout Amount upon the vesting of the applicable Restricted Share Units. A Payment Election must be made in respect of 100% of the Vested Restricted Share Units covered by the relevant Restricted Share Unit Grant Agreement (including, for greater certainty, all dividend equivalent Restricted Share Units credited on such underlying Restricted Share Units pursuant to Section 3.7 and must contemplate delivery of either the Payout Amount or Payout Shares in respect of all such Vested Restricted Share Units. The election or deemed election by a Participant to receive the Payout Amount or Payout Shares for Vested Restricted Share Units covered by a Restricted Share Unit Grant Agreement is not subject to change, revision or amendment by the Participant following the applicable Election Deadline.

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3.6 Settlement

Subject to Section 2.7, Section 2.8, Section 5.2, Section 6.2(a)(iii), Section 6.3(a)(ii) and Section 7.5, the Participant shall be entitled to receive, and the Corporation shall pay or deliver or cause a Subsidiary to pay or deliver, as applicable, to the Participant, in accordance with:

(a)	the Payment Election (or deemed election) of such Participant relating to Vested Restricted Share Units made pursuant to Section 3.5(b); or

(b)	the terms of the applicable Grant Agreement,

the Payout Amount or the Payout Share, as applicable, within 30 days of the applicable Pricing Date; provided that no delivery of Payout Shares may be made during a Blackout Period; and provided further that, notwithstanding the foregoing, any such payment required to be made pursuant to this Section 3.6 shall be made not later than December 31 of the year in which the Vesting Date occurs. Upon the Corporation or such Subsidiary having paid the Payout Amount or delivered the Payout Share in respect of a Vested Restricted Share Unit, as applicable, such Vested Restricted Share Unit in the Participant’s Restricted Share Unit Account shall be terminated and cancelled effective as of the Pricing Date.

3.7 Dividend Equivalents

Each Participant’s Restricted Share Unit Account shall be credited with additional Restricted Share Units equal to the "dividend equivalent" when a cash dividend is paid on the Common Shares at any time prior to (x) forfeiture and cancellation of Restricted Share Units that do not become Vested Restricted Share Units or (y) settlement of Vested Restricted Share Units. Such "dividend equivalent" shall be equal to a fraction where the numerator is the product of (a) the number of Restricted Share Units in such Participant’s Restricted Share Unit Account on the date that the dividend is paid multiplied by (b) the dividend paid per Common Share and the denominator of which is the Market Price of one Common Share calculated as of the date that the dividend is paid. Any additional Restricted Share Units credited to a Participant’s Restricted Share Unit Account as a "dividend equivalent" shall have a Vesting Date and performance conditions or vesting terms that are the same as those applicable to the Restricted Share Units in respect of which such additional Restricted Share Units are credited. Notwithstanding the foregoing, this Section 3.7 shall not apply to Restricted Share Units that have been pro-rated and remain outstanding following a Termination Date pursuant to Section 6.3(a)(ii).

ARTICLE 4
PERFORMANCE SHARE UNIT GRANTS

4.1	Grant of Performance Share Units

(a)	Subject to the terms and conditions of the Plan and any shareholder, regulatory authority or Stock Exchange approval which may be required, the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) at any time and from time to time grant Performance Share Units in accordance with the Executive Compensation Policy to Employees designated to be Participants hereunder. Each grant of Performance Share Units shall be subject to the terms and conditions of the Plan and a Performance Share Unit Grant Agreement entered into with the applicable Participant setting forth the terms and conditions of the grant, including any applicable Payment Criteria determined by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) to be applicable to such grant.

(b)	The Committee shall designate at the time of grant of Performance Share Units and set forth in the applicable Performance Share Unit Grant Agreement, the Payment Criteria Period following which all or a portion of the Performance Share Units covered by such Performance Share Unit Grant Agreement may become Earned Performance Share Units in accordance with Section 4.5. In no event shall the Payment Criteria End Date of any grant of Performance Share Units be later than December 31 of the ninth calendar year following the calendar year that includes the Grant Date of such Performance Share Units. The Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), subsequent to the Grant Date, but prior to the end of the Payment Criteria Period, accelerate the Payment Criteria Period of all or any portion of Performance Share Units then outstanding and granted to a Participant under the Plan, in which event the Payment Criteria of such unvested Performance Share Units shall be evaluated pursuant to Section 4.4 and Section 4.5 as of the new Payment Criteria End Date. If the Committee accelerates the Payment Criteria End Date of any Performance Share Units it shall provide at least 10 days’ prior written notice of such accelerated Payment Criteria End Date and any applicable Election Deadline to all affected Participants in order to permit such Participants to elect to receive the Payout Amount or Payout Shares in accordance with Section 4.6(b).

(c)	Subject to Section 5.3, the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), from time to time following the Grant Date, specify terms and conditions of any Performance Share Units in addition to those set forth in the Plan or the Payment Criteria set forth in the Performance Share Unit Grant Agreement, including any additional conditions with respect to the vesting of Performance Share Units which do not conflict with the Plan.

(d)	Subject to Section 5.3(c), the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), subsequent to the Grant Date, waive any Payment Criteria or any other conditions applicable to a grant of Performance Share Units or determine that any of the foregoing has been satisfied.

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(e)	Notwithstanding any other provision of the Plan, any grant of Performance Share Units may be settled exclusively in Payout Shares if provided in a Participant’s Grant Agreement.

(f)	It is the intention of the Corporation that the Performance Share Units not be considered a "salary deferral arrangement" for the purposes of the Tax Act and any applicable provincial legislation, and the terms and conditions of the Plan and any Performance Share Unit Grant Agreement shall be interpreted in a manner that is consistent with this intention.

4.2	Annual Grant

(a)	The aggregate dollar amount of the Performance Share Units granted to a Participant on a Grant Date shall be determined by the Committee in accordance with the Executive Compensation Policy (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant). For greater certainty, the aggregate dollar amount of the Performance Share Units granted to a Participant on the Grant Date (i) in the case of a Non-Canadian Participant, will be denominated in U.S. Dollars and (ii) for all other Participants, will be denominated in Canadian Dollars.

(b)	The number of Performance Share Units to be granted to a Participant on a Grant Date shall be determined by dividing (x) the aggregate dollar amount of the Performance Share Units granted to such Participant as determined by the Committee in accordance with Section 4.2(a) by (y) the applicable Market Price of the Common Shares on the Grant Date or, to the extent that the Grant Date occurs during a Blackout Period, the sixth Business Day following the expiration of such Blackout Period.

4.3 Discretionary Grant

The Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) determine from time to time that special circumstances exist that would reasonably justify the grant of Performance Share Units to a Participant as compensation in addition to any annual grant of Performance Share Units which the Participant may otherwise receive pursuant to Section 4.2. Upon making such a determination, the Committee may grant Performance Share Units to such a Participant provided that the Performance Share Units comply in all other respects with the terms and conditions of the Plan. Except as provided for in this Section 4.3 no further Performance Share Units shall be granted under the Plan to any Participant other than by way of annual grant by the Committee pursuant to Section 4.2.

4.4 Assessment of Payment Criteria

Subject to the discretion of the Committee as described in Section 4.1(d), following the Payment Criteria End Date in respect of any Performance Share Units, the Committee shall (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), as soon as reasonably practicable, make an assessment of the Payment Criteria in accordance with the terms and conditions of the Plan and the applicable Performance Share Unit Grant Agreement for the purpose of determining the Payout Percentage for the relevant Performance Share Units.

4.5 Calculation and Vesting of Earned Performance Share Units

Upon the Committee determining the Payout Percentage in respect of the applicable Performance Share Units in accordance with Section 4.4, the Committee shall forthwith determine the applicable number of vested and earned Performance Share Units (the "Earned Performance Share Units") for the relevant Participant, which shall be equal to the following formula:

A x B

where:

A = the aggregate number of Performance Share Units in the Participant’s Performance Share Unit Account on the Pricing Date having the same Payment Criteria and Payment Criteria Period; and

B = the Payout Percentage in respect of such Performance Share Units.

For greater certainty, the Payout Percentage of Performance Share Units with a Performance Criteria End Date of December 31 cannot be determined in the ordinary course, and the Earned Performance Share Units shall not become vested awards, until: (i) the annual audited financial statements of the Corporation for the financial year of the Corporation including the Performance Criteria End Date have been publicly filed by the Corporation; (ii) all relevant Performance Criteria have been determined by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant); (iii) the Pricing Date has occurred; and (iv) the number of Earned Performance Share Units has been calculated by the Committee in accordance with this Section 4.5. The Committee will, to the extent practicable, undertake to complete the calculation of the number of Earned Performance Share Units within 120 days of the Pricing Date. Notwithstanding any provision to the contrary in the Plan or the applicable Performance Share Unit Grant Agreement, the Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant) make adjustments to the calculation of any Earned Performance Share Units of any Participant based on its assessment of the risk level, events that may impact the value of the Earned Performance Share Units or when calculations do not properly reflect all of the relevant considerations.

4.6 Cancellation and Election

(a)	Following the determination of the number of Earned Performance Share Units pursuant to Section 4.5, a Participant shall be entitled to be paid out the value and number of Earned Performance Share Units determined as of the applicable Pricing Date in accordance with Section 4.7. Unless otherwise determined by the Committee, and except as may be required by applicable employment standards legislation, all Performance Share Units credited to a Participant’s Performance Share Unit Account in respect of which the Pricing Date has occurred which do not become Earned Performance Share Units shall automatically be forfeited and be cancelled for no consideration as of the Pricing Date.

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(b)	Subject to Section 2.7, Section 5.2, Section 6.2(b)(iii), Section 6.3(b)(ii) and Section 7.5, subject to the terms of the Participant’s Grant Agreement, a Participant shall have the right to elect to receive either the Payout Amount or a Payout Share in respect of each Earned Performance Share Unit. The Payment Election to receive the Payout Amount or Payout Shares shall be delivered by the Participant on or before the Election Deadline for the applicable Performance Share Units. If no Payment Election is provided by the Participant in accordance with this Section 4.6(b), the Participant will be deemed to have elected to receive the Payout Amount upon the vesting of the applicable Performance Share Units. A Payment Election must be made in respect of 100% of the Earned Performance Share Units covered by the relevant Performance Share Unit Grant Agreement (including, for greater certainty, all dividend equivalent Performance Share Units credited on such underlying Performance Share Units pursuant to Section 4.8) and must contemplate delivery of either the Payout Amount or Payout Shares in respect of all such Earned Performance Share Units. The election or deemed election by a Participant to receive the Payout Amount or Payout Shares for Earned Performance Share Units covered by a Performance Share Unit Grant Agreement is not subject to change, revision or amendment by the Participant following the applicable Election Deadline.

4.7 Settlement

Subject to Section 2.7, Section 2.8, Section 5.2, Section 6.2(b)(iii), Section 6.3(b)(ii) and Section 7.5, the Participant shall be entitled to receive, and the Corporation shall pay or deliver or cause a Subsidiary to pay or deliver, as applicable, to the Participant, in accordance with:

(a)	the Payment Election (or deemed election) of such Participant relating to Earned Performance Share Units pursuant to Section 4.6(b); or

(b)	the terms of the applicable Grant Agreement, the Payout Amount or the Payout Share, as applicable, as soon as reasonably practicable following the determination of the number of Earned Performance Share Units pursuant to Section 4.5; provided that no delivery of Payout Shares may be made during a Blackout Period; and provided further that, notwithstanding the foregoing, any such payment required to be made pursuant to this Section 4.7 shall be made not later than December 31 of the year in which the Performance Share Units were determined to be Earned Performance Share Units pursuant to Section 4.5. Upon the Corporation or such Subsidiary having paid the Payout Amount or delivered the Payout Share in respect of an Earned Performance Share Unit, as applicable, such Earned Performance Share Unit in the Participant’s Performance Share Unit Account shall be terminated and cancelled effective as of the Pricing Date.

4.8 Dividend Equivalents

Each Participant’s Performance Share Unit Account shall be credited with additional Performance Share Units equal to the "dividend equivalent" when a cash dividend is paid on the Common Shares at any time prior to (x) forfeiture and cancellation of Performance Share Units that do not become Earned Performance Share Units and (y) settlement of Earned Vested Performance Share Units. Such "dividend equivalent" shall be equal to a fraction where the numerator is the product of (a) the number of Performance Share Units in such Participant’s Performance Share Unit Account on the date that the dividend is paid multiplied by (b) the dividend paid per Common Share and the denominator of which is the Market Price of one Common Share calculated as of the date that the dividend is paid. Any additional Performance Share Units credited to a Participant’s Performance Share Unit Account as a "dividend equivalent" shall be deemed to have the same Payment Criteria Period and Payment Criteria as those applicable to the Performance Share Units in respect of which such additional Performance Share Units are credited. Notwithstanding the foregoing, this Section 4.8 shall not apply to Performance Share Units that have been pro-rated and remain outstanding following a Termination Date pursuant to Section 6.3(b)(ii).

ARTICLE 5
ADJUSTMENTS AND AMENDMENTS

5.1 Adjustments, Reorganizations, etc.

In the event of any stock dividend, stock split, combination or exchange of shares, reclassification, reorganization, merger, consolidation, arrangement, amalgamation, spin-off or other distribution (other than cash dividends) of the Corporation's assets to the shareholders, or any other change affecting the Common Shares, such proportionate adjustments, if any, as the Committee determines to be appropriate to reflect such change shall, subject to the receipt of any required approval of any Stock Exchange, be made with respect to the number of Awards outstanding under the Plan. In the event the Corporation is not the surviving entity in a merger, consolidation, arrangement, amalgamation or other similar transaction with another entity or in the event of a liquidation or reorganization thereof, and in the absence of any surviving entity’s assumption of the Plan and the outstanding Awards, the Committee may, subject to Section 5.2(a), provide for appropriate settlements of Awards.

5.2	Change of Control

(a)	In the event of a Change of Control, the Committee may provide for appropriate settlements of Awards or for the successor or continuing entity to either assume outstanding Awards or substitute Awards with new awards (such assumed or substituted Awards, "Replacement Awards") on terms determined by the Committee to be substantially equivalent to the terms of the Awards held immediately prior to such Change of Control ("Replaced Awards"); provided that any Replacement Awards must:

(i)	have economic value substantially equivalent to the value of the Replaced Awards (determined at the time of the Change of Control);

(ii)	relate to publicly traded equity securities;

(iii)	in the case of Affected Participants who are U.S. Taxpayers, comply with the requirements of Section 409A; and

(iv)	contain other terms and conditions which are, in the aggregate, no less favourable to the Affected Participant than the Replaced Awards, including terms and conditions that provide that if there is an Involuntary Employment Action in respect of a Participant that occurs within 24 months following the Change of Control:

(A)	the Replacement Awards will vest as of the date of the Involuntary Employment Action;

(B)	any conditions on the Affected Participant's rights under, or any restrictions on vesting applicable to, such Replacement Awards held by such Affected Participant shall be waived or shall lapse, as the case may be; and

(C)	performance-based restrictions, if any, shall be deemed to have been achieved at the greater of (x) the target level performance, and (y) the actual performance level achieved had the Vesting Date or the Payment Criteria End Date occurred on the Involuntary Redemption Date, as applicable, to the extent reasonably determinable by the Committee.

The determination of whether the conditions in this Section 5.2(a) have been satisfied in respect of the proposed Replacement Awards will be made by the Committee, as constituted immediately prior to the Change of Control.

114	FORTIS INC.

(b)	Where any Restricted Share Units are settled and not assumed or substituted with Replacement Awards pursuant to Section 5.2(a), such Restricted Share Units shall become Vested Restricted Share Units and shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the Change of Control and any and all performance criteria and vesting terms will be deemed to have been satisfied in full. For purposes of determining the Payout Amount of such Vested Restricted Share Units, the Market Price shall be calculated as of the Trading Day that is immediately prior to the date of the Change of Control.

(c)	Where Performance Share Units are settled and not replaced or substituted with Replacement Awards pursuant to Section 5.2(a), such Performance Share Units shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the Change of Control. The extent to which the Performance Share Units shall become Earned Performance Share Units shall be determined by the Committee on the Trading Day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the Change of Control (the "Change of Control Determination Date"). The Payout Amount for all such Earned Performance Share Units redeemed pursuant to this Section 5.2(c) shall be determined in accordance with Sections 4.4 and 4.5 and the applicable Performance Share Unit Grant Agreement, except that: (i) the Market Price shall be calculated as of the Change of Control Determination Date; and (ii) the Payout Percentage shall be deemed to be the greater of (x) 100% and (y) the Payout Percentage determined by the Committee as of the Change of Control Determination Date (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant).

(d)	Subject to Section 7.4 and Article 9, unless otherwise determined by the Committee:

(i)	where Awards are settled in accordance with Section 5.2(b) or Section 5.2(c), the Corporation shall pay the Payout Amount payable in respect of such Awards as soon as practicable upon the consummation of the transaction(s) resulting in the Change of Control, but in any event not later than 10 Business Days following the consummation of the transaction(s) resulting in the Change of Control; and

(ii)	where Awards are settled in connection with an Involuntary Employment Action in respect of a Participant that occurs within 24 months following the Change of Control, the Corporation shall pay the Payout Amount payable in respect of such Awards no later than 10 Business Days following the Involuntary Employment Action, except, in each case, to the extent that later payment is required to comply with Section 409A.

5.3 Amendment or Discontinuance of the Plan

(a)	Subject to Section 5.3(b), the Plan may be amended, suspended or terminated at any time by the Board, in whole or in part, except as to rights already accrued hereunder by the Participants (unless such Participant consents to any such change in writing). If the Plan is terminated, outstanding Awards shall, at the discretion of the Committee and, with respect to U.S. Taxpayers, subject to the requirements of Section 409A, either (i) become immediately payable as of the Vesting Date or other date determined by the Committee and otherwise in accordance with Section 3.6 or Section 4.7, as applicable, subject to any determination of the Pricing Date, performance criteria or vesting terms or Payment Criteria and Payout Percentage by the Committee as it determines to be necessary or advisable in connection with the settlement of outstanding Awards, or (ii) remain outstanding and in effect in accordance with their applicable terms and conditions.

(b)	Subject to Section 5.3(c), the Committee may amend or revise the Plan at any time, or from time to time amend or revise the terms and conditions of the Plan or any granted Awards without the consent of the Participants, provided that such amendment or revision shall:

(i)	not adversely alter or impair the rights or tax treatment of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(ii)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, a Stock Exchange or any other regulatory authority having jurisdiction over the Corporation; and

(iii)	be subject to shareholder approval, where required by law or the requirements of a Stock Exchange; provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation, without limitation, make the following amendments to the Plan or any granted Awards:

(A)	any amendment to the vesting provisions, if applicable, of any Awards;

(B)	any amendment regarding the effect of termination of a Participant’s Service;

(C)	any amendment to the terms and conditions of grants of Awards, including the Payment Criteria or other performance criteria or vesting terms, as applicable, quantity, type of Award, Grant Date, Vesting Date or Payment Criteria Period, Payment Criteria End Date, Pricing Date, Payout Percentage, settlement date and other terms and conditions with respect to the Awards, including to accelerate the vesting or settlement of any Award; provided that, with respect to any Award that is considered "deferred compensation" under Section 409A, no such amendment shall cause such Award to violate Section 409A; and provided further that, with respect to any Award that is subject to section 7 of the Tax Act, no such amendment shall cause such Award to cease to be subject to section 7 of the Tax Act;

(D)	any amendment to the definition of Participant under the Plan, it being understood that, as applicable, any amendment aimed at expanding the scope of individuals that may be eligible under the Plan will not be made without obtaining the approval of the shareholders of the Corporation as may be required under any applicable rules of a Stock Exchange;

(E)	any amendment necessary to comply with applicable law or the applicable rules of a Stock Exchange or any other regulatory authority;

(F)	any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan; and

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(G)	any amendment regarding the administration of the Plan.

(c)	Notwithstanding Section 5.3(b), the Committee shall be required to obtain the approval of the Corporation's shareholders to make any of the following amendments from time to time:

(i)	any amendment to increase to the maximum number of Common Shares issuable pursuant to the Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Common Shares;

(ii)	any amendment that materially modifies the eligibility requirements for participation in the Plan;

(iii)	any amendment which increases the maximum number of Common Shares that may be issuable to Insiders at any time pursuant to the Insider participation limit in Section 2.6;

(iv)	any amendment which would allow for the transfer or assignment of Awards under the Plan, other than for normal estate settlement purposes; and

(v)	any amendment to the amendment provisions of the Plan,

provided that Common Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

(d)	It is the intention of the Corporation that any amendment to the Plan not result in the Plan being considered a "salary deferral arrangement" for the purposes of the Tax Act and any applicable provincial legislation, and any amendment shall be interpreted in a manner that is consistent with this intention.

ARTICLE 6
TERMINATION OF EMPLOYMENT

6.1 Termination for Just Cause or by Voluntary Resignation

Notwithstanding anything else contained herein, if a Participant ceases to be an Employee by virtue of being terminated for Just Cause or voluntary resignation (other than for Good Reason within 24 months of a Change of Control or Retirement), all unvested Awards in such Participant's Restricted Share Unit Account and Performance Share Unit Account at the Termination Date shall be cancelled and the number of unvested Awards in such accounts shall be deemed to be zero as of the Termination Date. Following the Termination Date, such Participant shall have no rights with respect to such cancelled Awards or to any further benefits under the Plan, save and except for any Payout Amounts or Payout Shares due and payable in respect of: (a) Vested Restricted Share Units for which the Vesting Date occurred prior to the Termination Date, (b) Performance Share Units for which the Payment Criteria End Date occurred prior to the Termination Date; and (c) any Common Shares in such Participant’s Common Share Account.

6.2 Death, Disability or Retirement of a Participant

If a Participant ceases to be an Employee as a result of death, Disability or Retirement:

(a)	with respect to such Participant’s Restricted Share Units:

(i)	with a Vesting Date(s) that occurs on or prior to the Termination Date, such Vested Restricted Share Units shall remain outstanding until paid or cancelled in accordance with Article 3 or Section 5.2, as applicable;

(ii)	with a Vesting Date(s) after the Termination Date, such Restricted Share Units shall:

(A)	notwithstanding Section 3.1(b), subject to proration of the number of such Restricted Share Units effective as of the Termination Date pursuant to Section 6.2(a)(iii), become Vested Restricted Share Units on the Termination Date as a result of the death or Disability of the Participant, as applicable, and the Termination Date shall be deemed to be the Vesting Date for such Restricted Share Units for purposes of Section 3.6; or

(B)	in the case of Retirement, subject to proration of the number of such Restricted Share Units effective as of the Termination Date pursuant to Section 6.2(a)(iii), remain outstanding until paid or cancelled in accordance with Article 3 or Section 5.2, as applicable;

(iii)	the number of Restricted Share Units which become Vested Restricted Share Units following the death, Disability or Retirement of a Participant shall be determined in accordance with Article 3; provided that:

(A)	where at the Termination Date the Participant has been in Service for less than 15 years, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days' prior written notice of such Retirement, the number of such Participant's Restricted Share Units outstanding shall be pro-rated as of the Termination Date to reflect the actual period of Service between the Grant Date and the Termination Date as a result of death, Disability or Retirement, as the case may be; and

(B)	where at the Termination Date the Participant has been in Service for 15 years or more, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days' prior written notice of such Retirement, the number of such Participant’s Restricted Share Units outstanding effective as of the Termination Date shall not be subject to adjustment unless otherwise determined by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), and

(iv)	all Restricted Share Units other than those that are determined to remain outstanding following the Termination Date pursuant to Section 6.2(a)(i), Section 6.2(a)(ii) or Section 6.2(a)(iii), as applicable, will be terminated and cancelled as of the Termination Date; and

(b)	with respect to such Participant's Performance Share Units:

(i)	with a Payment Criteria End Date that occurs on or prior to the Termination Date, such Performance Share Units shall remain outstanding until paid or cancelled in accordance with Article 4 or Section 5.2, as applicable;

(ii)	with a Payment Criteria End Date after the Termination Date will, subject to proration of the number of such Performance Share Units effective as of the Termination Date pursuant to Section 6.2(b)(iv), remain outstanding until paid or cancelled in accordance with Article 4 or Section 5.2, as applicable;

116	FORTIS INC.

(iii)	the number of such Performance Share Units which may become Earned Performance Share Units shall be determined in accordance with Article 4; provided that:

(A)	where at the Termination Date the Participant has been in Service for less than 15 years, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days' prior written notice of such Retirement, the number of such Participant’s Performance Share Units outstanding shall be pro-rated as of the Termination Date to reflect the actual period of Service between the Grant Date and the Termination Date as a result of death, Disability or Retirement, as the case may be; and

(B)	where at the Termination Date the Participant has been in Service for 15 years or more, and in the case of Retirement, has provided the Corporation and/or any of its Subsidiaries with at least 90 days' prior written notice of such Retirement, the number of such Participant's Performance Share Units outstanding effective as of the Termination Date shall not be subject to adjustment unless otherwise determined by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant);

(iv)	all Performance Share Units other than those that are determined to remain outstanding following the Termination Date pursuant to Section 6.2(b)(i), Section 6.2(b)(ii) or Section 6.2(b)(iii), as applicable, will be terminated and cancelled as of the Termination Date; and

(v)	notwithstanding any other provision of this Plan, a Participant who: (x) as of January 1, 2023, had achieved at least age 50 and 10 years of Service; (y) provides the Corporation and/or any of its Subsidiaries, as applicable, with at least 90 days’ prior written notice of their intention to retire on or prior to December 31, 2024; and (z) does not otherwise satisfy the criteria for “Retirement” pursuant to Section 1.3, shall in any event be deemed to have experienced a Retirement from Service solely for purposes of this Section 6.2(b); and

(c)	in the case of the death of a Participant, the Participant's designated beneficiary or estate will be entitled to receive payment, if any, in respect of the Awards of the Participant in accordance with this Section 6.2.

For greater certainty, a Participant who ceases to be an Employee as a result of death, Disability or Retirement will receive: (x) dividend equivalents pursuant to Section 3.7 or Section 4.8, as applicable, in respect of all Awards that remain outstanding and are not cancelled pursuant to Section 6.2(a)(iv) or Section 6.2(b)(iv), as applicable; and (y) the Payout Amount in respect of all Vested Restricted Share Units and all Earned Performance Share Units, as adjusted to the extent required in accordance with Section 6.2(a) or Section 6.2(b), unless the Administrator has received from the Participant a valid election to receive Payout Shares prior to the Termination Date.

6.3 Involuntary Termination

If a Participant ceases to be an Employee as a result of involuntary termination other than: (x) death, Disability or Retirement; (y) as a result of termination for Just Cause or voluntary resignation; or (z) any circumstance that gives rise to the settlement of awards in accordance with Section 5.2(d)(ii):

(a)	with respect to such Participant’s Restricted Share Units:

(i)	with a Vesting Date(s) that occurs on or prior to the Termination Date, such Vested Restricted Share Units shall remain outstanding until paid or cancelled in accordance with Article 3 or Section 5.2, as applicable;

(ii)	with a Vesting Date(s) after the Termination Date:

(A)	the number of unvested Restricted Share Units that may become Vested Restricted Share Units will be pro-rated at the Termination Date based on the actual period of Service between the Grant Date and the Termination Date; and

(B)	such pro-rated Restricted Share Units shall remain outstanding until paid or cancelled in accordance with Article 3 or Section 5.2, as applicable, following the applicable Vesting Date;

(iii)	all Restricted Share Units other than those that are Vested Restricted Share Units under Section 6.3(b)(i) or Section 6.3(b)(ii) will be terminated and cancelled as of the Termination Date; and

(b)	with respect to such Participant’s Performance Share Units:

(i)	with a Payment Criteria End Date that occurs on or prior to the Termination Date, such Performance Share Units shall remain outstanding until paid or cancelled in accordance with Article 4 or Section 5.2, as applicable;

(ii)	with a Payment Criteria End Date after the Termination Date:

(A)	the number of such Performance Share Units will be pro-rated at the Termination Date based on the actual period of Service between the Grant Date and the Termination Date; and

(B)	such pro-rated Performance Share Units shall remain outstanding until paid or cancelled in accordance with Article 4 or Section 5.2, as applicable, following the applicable Payment Criteria End Date; and

(iii)	all Performance Share Units other than those that remain outstanding under Section 6.3(b)(i) or Section 6.3(b)(ii) will be terminated and cancelled as of the Termination Date.

For greater certainty, a Participant who ceases to be an Employee as a result of involuntary termination: (x) will not receive dividend equivalents pursuant to Section 3.7 or Section 4.8, as applicable, in respect of Awards that remain outstanding and which are not cancelled pursuant to Section 6.3(a)(iii) or Section 6.3(b)(iii); and (y) will receive the Payout Amount in respect of all Vested Restricted Share Units and all Earned Performance Share Units, as adjusted to the extent required in accordance with Section 6.3(a) or Section 6.3(b), unless the Administrator has received from the Participant a valid election to receive Payout Shares prior to the Termination Date.

6.4 Committee Discretion

The Committee may (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant), in its discretion where circumstances warrant, adjust the application of Section 6.1, Section 6.2 or Section 6.3 to a Participant, including with respect to vesting or the timing of settlement, provided that such exercise of discretion does not negatively affect the tax treatment of the Plan.

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6.5 No Damages, etc.

For greater certainty:

(a)	a Participant will not be entitled to receive any additional grants under the Plan during or with respect to any period of contractual or common-law reasonable notice of termination;

(b)	a Payout Amount and/or a Payout Share is not earned until it is paid;

(c)	a Participant is not entitled to any damages in lieu of any forfeited unvested Awards or in lieu of grants or payments under the Plan during or with respect to any period of contractual or common-law reasonable notice of termination; and

(d)	notwithstanding any other provision of the Plan, in no event will the Participant’s entitlements under the Plan upon termination of employment be less than the minimum requirements under applicable employment standards legislation.

ARTICLE 7
ADMINISTRATION

7.1 Administration

(a)	Subject to the Committee reporting to the Board in accordance with the Committee’s mandate, the Plan shall be administered and interpreted by the Committee (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant; provided that the recommendations and determinations of any Subsidiary board of directors shall not in any way fetter or diminish the responsibility and discretion of the Committee to administer the Plan and make determinations required in furtherance thereof). Without limiting the generality of the foregoing, but subject to Article 5 and any applicable Stock Exchange rules, the Committee may, from time to time as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms and conditions of the Plan and/or any Award hereunder to carry out the terms and conditions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction. Subject to the terms and conditions of the Plan, the Committee is authorized to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operation of the Plan as it may deem necessary or advisable, which determinations need not be uniform among Participants or Awards, including the following:

(i)	designating Employees as Participants;

(ii)	determining the type or types of Awards to be granted to a Participant (including the class(es) of Participants entitled to receive a certain type or types of Awards);

(iii)	determining the number of Awards to be granted to a Participant from time to time;

(iv)	subject to Section 2.4, determining when Awards elected by a Participant to be settled in Payout Shares will be settled with Common Shares purchased in the market;

(v)	determining the terms and conditions of any Award, including whether, to what extent and under what circumstances Awards may be vested, settled, cancelled, forfeited or redeemed (including Payment Criteria or performance criteria or vesting terms, including any based on continued Service requirements) and authorizing the preparation of and entering into of Grant Agreements evidencing the terms and conditions of all such Awards;

(vi)	modifying, waiving or adjusting any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, early termination of a performance period, or modification of any other condition or limitation regarding an Award;

(vii)	determining the treatment of an Award upon a termination of employment with the Corporation or any of its Subsidiaries for any reason;

(viii)	imposing a hold period with respect to an Award or the Payout Shares received in connection with an Award;

(ix)	appointing any Administrator or changing any Administrator previously appointed;

(x)	interpreting and administering the Plan and any Grant Agreement;

(xi)	correcting any defect, supplying any omission or reconciling any inconsistency in the Plan, in any Award or in any Grant Agreement; and

(xii)	making any other determination and taking any other action that the Committee deems necessary or desirable for the administration of the Plan, including any determination required to comply with Section 409A.

(b)	Subject to the Committee reporting to the Board in accordance with the Committee’s mandate, the Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of Directors or to the board of directors or any subcommittee of any Subsidiary, to any officer of the Corporation or of any Subsidiary, including the power to perform administrative functions and grant Awards; provided, that such delegation does not violate applicable law, or the applicable rules of a Stock Exchange. Upon any such delegation, all references in the Plan to the "Committee," other than in Article 5, shall be deemed to include any Person to whom such powers have been delegated by the Committee in accordance with the Committee’s mandate. The Committee may also, pursuant to Section 7.1(a)(ix) , appoint one or more Administrators to assist with and perform administrative functions in connection with the Plan, including to acquire Common Shares in the market on behalf of the Corporation on instructions from the Committee; provided, however, that such Persons may not be delegated the authority to grant or modify any Awards that will or may be settled in Payout Shares. Any such delegation by the Committee may be revoked at any time by the Committee. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Committee, or by any Subsidiary board of directors, committee thereof, Subsidiary, officer of the Corporation or any Subsidiary or any other Person to which the Committee has delegated authority to perform functions, shall be final and binding on the Corporation, its Subsidiaries and all Participants, and shall be made in the sole discretion of the Committee, or Subsidiary board of directors, committee thereof, Subsidiary, officer of the Corporation or any Subsidiary or any other Person to which the Committee has delegated authority to perform functions pursuant to the Plan, as applicable.

(c)	No member of the Committee or any Person acting pursuant to authority delegated by the Committee hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Grant Agreement or any Award granted hereunder.

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(d)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Common Shares or any other securities in the capital of the Corporation. For greater clarity, neither the Corporation nor any of its Subsidiaries shall by virtue of the Plan be in any way restricted from declaring and paying stock dividends, repurchasing Common Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure.

(e)	Nothing contained herein shall prevent the Corporation or any of its Subsidiaries from adopting additional Security Based Compensation Arrangements or other compensation arrangements from time to time, subject to receipt of any required approvals.

7.2 Unfunded Obligation

Unless otherwise determined by the Committee, the Plan will be an unfunded obligation of the Corporation and the Corporation’s obligations hereunder shall constitute general, unsecured obligations, payable solely out of its general assets, and no Participant or other Person shall have any legal or equitable right, claim or interest in any specific property or assets of the Corporation or any of its Subsidiaries. Neither the Corporation nor any of its Subsidiaries shall segregate any assets for the purpose of funding obligations with respect to the Awards granted hereunder or shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation under the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property or assets of the Corporation or any of its Subsidiaries. To the extent any individual holds rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

7.3 Costs of Administration

The Corporation will be responsible for all costs relating to the administration of the Plan.

7.4 Withholding Taxes

If the Corporation or a Subsidiary shall be required to withhold any amounts by reason of any federal, provincial, state or local tax rules or regulations in respect of the payment of a Payout Amount or the delivery of Payout Shares to a Participant, the Corporation or the Subsidiary shall be entitled to deduct and withhold such amounts from the entitlements of a Participant in respect of Awards from other income of the Participant or, alternatively, the Corporation or Subsidiary may require the Participant to provide funds to satisfy such withholding obligation or make other arrangements that are satisfactory to the Corporation or Subsidiary, as the case may be, including from the sale of Payout Shares by or on behalf of a Participant.

7.5 Securities Law Compliance

(a)	No Participant shall be entitled to elect to receive (or receive) Payout Shares, and no Payout Shares shall be delivered, under the Plan unless: (i) a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), has, at the time of delivery, been filed with the U.S. Securities and Exchange Commission and is effective with respect to the Payout Shares delivered under the Plan; or (ii) in the absence of an effective registration statement under the Securities Act, Payout Shares may be delivered to a Participant under the Plan in the sole discretion of the Corporation, if in the opinion of legal counsel to the Corporation, (A) the Payout Shares to be delivered under the Plan may be delivered to such Participant in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and (B) such Participant is eligible to receive such Payout Shares pursuant to the applicable exemption. A PARTICIPANT IS CAUTIONED THAT DELIVERY OF PAYOUT SHARES UPON THE VESTING OF AWARDS GRANTED PURSUANT TO THE PLAN MAY NOT OCCUR UNLESS THE FOREGOING CONDITIONS ARE SATISFIED.

(b)	As a condition to any delivery of Payout Shares, the Corporation may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law (including any applicable exemption from the registration requirements of the Securities Act) and to make any representation or warranty with respect to such compliance as may be requested by the Corporation. In addition, in the sole discretion of the Corporation, in the event that any Payout Shares will be delivered under the Plan to any Participant pursuant to an exemption from the registration requirements of the Securities Act, the Corporation shall be entitled to place such legends or similar restrictions on such Payout Shares as may be required to identify such Payout Shares as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if in the opinion of legal counsel to the Corporation such action is required under applicable law to comply with such exemption from registration. From time to time, the Board, the Committee and appropriate officers of the Corporation are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to permit or facilitate the delivery of Common Shares pursuant to the Plan.

7.6 Clawback

Each Grant Agreement entered into in connection with the grant of Awards will contain terms and conditions pursuant to which the Board, the Committee or the board of directors of any Subsidiary employer (or any committee thereof) (x) shall clawback or (y) may determine to clawback, as applicable, the relevant Participant’s Awards and any compensation derived therefrom. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, the Committee or the board of directors of any Subsidiary employer (or committee thereof), as applicable, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, the Committee or the board of directors of any Subsidiary employer (or committee thereof), as applicable, to effectuate any clawback required pursuant to the Plan or the Participant’s Grant Agreement. Neither the Board, the Committee, the board of directors of any Subsidiary employer (or committee thereof), the Corporation, any Subsidiary nor any other Person, other than the Participant and their permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or their permitted transferees, if any, that may arise as a result of any clawback effected in accordance with this Section 7.6  or the Participant's Grant Agreement.

7.7 Compliance with Laws

If any provision of the Plan or any Award or Grant Agreement contravenes applicable law or any order, policy, by-law, rule or regulation of any applicable regulatory authority or Stock Exchange then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

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ARTICLE 8
MISCELLANEOUS

8.1 No Assignment

An Award is personal to the Participant and is non-assignable. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Participant, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such Award to be null and void. During the lifetime of the Participant, an Award shall be redeemable only by the Participant and, upon the death of a Participant, the Person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may redeem any Awards in accordance with the terms hereof and the Grant Agreement. For greater certainty, the limitations imposed by this Section 8.1 do not apply in any way to Payout Shares which are held in the Common Share Account of or have been delivered to a Participant in the Plan, however held.

8.2 No Other Employee Benefits

The grant of an Award, or the amount or value deemed to be or received by a Participant as a result of the exercise or settlement of an Award or as a result of the sale of a Payout Share received upon the settlement of an Award will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including benefits under any bonus, pension, profit-sharing, insurance and salary continuation plan, except as otherwise specifically determined by the Committee, nor will it be a basis to calculate any overtime, any amount of termination or severance after the Participant's Termination Date, or any long-service awards, bonuses, pension or retirement income or similar payments, and by participating in the Plan and accepting any Awards hereunder, the Participant waives any claim on the foregoing basis. In the event that the Service relationship of the Participant is terminated by the Corporation or a Subsidiary either with or without Just Cause, the Participant shall have no rights to any particular grants which have been made to him or her other than as explicitly set forth in the Plan, the applicable Grant Agreement, or in any other written agreement entered into between the Corporation and the Participant, and the Participant will not be entitled to recover damages nor to be paid any benefits or to recover any compensation which the Participant would or may otherwise have been entitled to under the Plan if the Participant had remained in Service.

8.3 Currency

All payments under the Plan shall be made in Canadian Dollars, except in the case of a Participant who is a Non-Canadian Participant, in which case all amounts of compensation allocated to such Participant and each Payout Amount payment in settlement of Awards will be denominated in U.S. Dollars. The Market Price used to calculate entitlements of any Non-Canadian Participant under the Plan shall, for greater certainty, be the relevant NYSE Market Price.

8.4 Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

8.5 Reorganization

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or any of its Subsidiaries or to create or issue any bonds, debentures, shares or other securities of the Corporation or any of its Subsidiaries or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any of its Subsidiaries or any sale or transfer of all or any part of its or their assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

ARTICLE 9
CERTAIN RULES APPLICABLE TO U.S. TAXPAYERS

9.1 Intent

To the extent applicable to a Participant, it is intended that each Award granted under the Plan shall be exempt from or comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"). Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan is not warranted or guaranteed. Neither the Corporation, its Subsidiaries nor their respective directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant (or any other individual claiming a benefit through the Participant) as a result of the Plan.

9.2 Separation from Service

If the Committee determines that any Award granted to a Participant who is at the time of the grant, or subsequently becomes, a U.S. Taxpayer must comply with Section 409A, references in the Plan to a termination or cessation of employment or like terms shall mean, with respect to such U.S. Taxpayer, a "separation from service" as defined under Section 409A.

9.3 Six-Month Delay

Notwithstanding anything in the Plan to the contrary, if at the time of a U.S. Taxpayer's separation from service, the Committee determines (a) that such U.S. Taxpayer is considered to be a "specified employee" within the meaning of Section 409A and (b) that any Award of such U.S. Taxpayer must comply with Section 409A, and such Award is payable upon the U.S. Taxpayer’s separation from service, such payment shall not commence prior to the first Business Day following the date which is six months after the U.S. Taxpayer’s separation from service (or if earlier than the end of the six-month period, the date of the U.S. Taxpayer's death). For the avoidance of doubt, the provisions of this Section 9.3 shall not apply to (i) any payment that becomes due in respect of an Award that becomes a Vested Award prior to the U.S. Taxpayer's separation from service, (ii) any payment that becomes due as a result of the U.S. Taxpayer's death, and (iii) any payment with respect to an Award that qualifies for an exception to the requirements of Section 409A.

9.4 Definitions

Notwithstanding anything in the Plan to the contrary and with respect only to U.S. Taxpayers:

(a)	a U.S. Taxpayer shall not be considered to have terminated their employment for Good Reason unless the termination qualifies for the safe harbor provided in Section 1.409A-1(n)(2)(ii) of the Treasury Regulations;

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(b)	a Change of Control shall not be considered to have occurred unless the event or events constituting a Change of Control qualify as a "change in the ownership of a corporation", or a "change in effective control of the corporation", or a "change in the ownership of a substantial portion of the assets of a corporation", each within the meaning of Section 1.409A-3(i)(5) of the Treasury Regulations; and

(c)	a U.S. Taxpayer shall not be considered to have a Disability unless such U.S. Taxpayer is disabled within the meaning of Section 1.409A-3(i)(4) of the Treasury Regulations.

9.5 Impact of Blackout Period

Notwithstanding anything in the Plan to the contrary, if the Committee determines that any Award granted to a Participant who is at the time of the grant, or subsequently becomes, a U.S. Taxpayer must comply with Section 409A and if such Award becomes a Vested Restricted Share Unit on or before December 31 of any year (in the case of Restricted Share Units) or the date on which a Performance Share Unit becomes an Earned Performance Share Unit is on or before December 31 of any year (in the case of Earned Performance Share Units), but due to the continuance of a Blackout Period or otherwise, the U.S. Taxpayer would not otherwise receive the Payout Amount or Payout Share in respect of such Award pursuant to Section 3.6, Section 4.7, Section 5.2, Section 6.2 or Section 6.3, as applicable, before December 31 of the year in which the applicable Award becomes a Vested Award (the "Outside Date"), the Corporation shall, irrespective of any election to receive a Payout Share made pursuant to Section 3.5(b) or Section 4.6(b), satisfy its obligation in respect of such Award by paying the Payout Amount in respect of such Award before the Outside Date. If the Payout Amount is paid to a U.S. Taxpayer pursuant to this Section 9.5, such Payout Amount shall be determined using a Market Price fixed by the Committee, acting reasonably.

9.6 Risk of Forfeiture

Notwithstanding anything in the Plan to the contrary, no payment hereunder shall be made to a U.S. Taxpayer pursuant to Section 3.6, Section 4.7 or Section 5.2 in respect of any Award, including any Payout Amount or Payout Share, unless such U.S. Taxpayer is an Employee on the date that such payment is made to such U.S. Taxpayer, except that in the case of a U.S. Taxpayer whose employment is terminated for any reason (including death, Disability, Retirement, an Involuntary Employment Action or another involuntary termination in respect of which Section 6.3 applies), payment may be made to such U.S. Taxpayer at any time after the applicable Award becomes a Vested Award and before December 31st of the year in which such Award becomes a Vested Award.

9.7 Amendments and Alterations

Notwithstanding anything in the Plan to the contrary, neither the Board nor the Committee shall amend or alter this Plan or any Award granted to a U.S. Taxpayer, or exercise its discretion with respect to the Plan or an Award granted to a U.S. Taxpayer, including pursuant to Section 3.1, Section 4.1, Section 5.3 or Section 7.1, if such amendment, alteration, or exercise of discretion would cause this Plan or an Award granted to a U.S. Taxpayer to violate Section 409A. Any such amendment, alteration, or exercise of discretion that would cause this Plan or any Award granted to a U.S. taxpayer to violate Section 409A shall be void ab initio.

2024 MANAGEMENT INFORMATION CIRCULAR	121

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USER GUIDE - VIRTUAL MEETING

LUMI

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

https://web.lumiagm.com/411977845

You will need the following information to login:

Meeting ID	Password
411-977-845	fortis2024

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.

16:23
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Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

16:23
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HOME
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PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
BROADCAST

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

16:25
Broadcast

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.

16:25
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You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

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